Filed Pursuant to Rule 424(b)(3)
Registration No. 333-63472

PROSPECTUS

Coeur d’Alene Mines Corporation

Exchange Offer

13  3/8% Convertible Senior Subordinated Notes due December 31, 2003

for its:

7  1/4% Convertible Subordinated Debentures due October 31, 2005;

6  3/8% Convertible Subordinated Debentures due January 31, 2004; and
6% Convertible Subordinated Debentures due June 10, 2002

and the Sale of

up to $25,000,000 of

13  3/8% Convertible Senior Subordinated Notes due December 31, 2003

      We are offering to acquire up to an aggregate of $129,632,000 principal amount of our outstanding 7  1/4% Convertible Subordinated Debentures due October 31, 2005 and our outstanding 6  3/8% Convertible Subordinated Debentures due January 31, 2004. Participating holders of the 7  1/4% Debentures and the 6  3/8% Debentures will receive from us $1,000 principal amount of our 13  3/8% Convertible Senior Subordinated Notes due December 31, 2003 for each $2,000 principal amount of 7  1/4% Debentures or 6  3/8% Debentures.

      We are also offering to acquire up to $6,524,000 principal amount of our outstanding 6% Convertible Subordinated Debentures due June 10, 2002. Participating holders of the 6% Debentures will receive from us $1,000 principal amount of our 13  3/8% Convertible Senior Subordinated Notes due December 31, 2003 for each $1,000 principal amount of 6% Debentures.

      If you participate in the exchange offer, you will have the right to participate in the cash offer, under which we are offering to sell for cash up to $25,000,000 of additional 13  3/8% Convertible Senior Subordinated Notes due December 31, 2003. Debenture holders accepting and receiving exchange notes in the exchange offer also will receive accrued and unpaid interest on their debentures from the last interest payment date through the expiration date of the exchange offer.

      The exchange offer will expire at 5:00 p.m., New York City time (10:00 p.m., London time), on July 27, 2001, unless we extend the offer.

      The 13  3/8% Convertible Senior Subordinated Notes due December 31, 2003 are expected to be listed on the New York Stock Exchange. Our common stock is listed on the New York Stock Exchange under the symbol “CDE.” On July 27, 2001, the last reported sale price for our common stock on the New York Stock Exchange was $1.00 per share. Please see pages 27 and 28 for market price information relating to the 7  1/4%, 6  3/8% and 6% Debentures.

      We mailed this prospectus in preliminary form and the letters of transmittal on July 2, 2001.

      Please see “Risk Factors” beginning on page 14 for a discussion of factors that you should consider before you decide to participate in this exchange offer or purchase additional 13  3/8% Convertible Senior Subordinated Notes due December 31, 2003.

      We have retained D.F. King & Co., Inc. as our information agent to assist you in connection with the exchange offer. You may call the information agent toll free at (800) 755-7250 to request additional documents and to ask questions.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Exchange Offer:

Robertson Stephens

This prospectus is dated July 27, 2001

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
PRICE RANGE OF THE 7 1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2005
PRICE RANGE OF THE 6 3/8% CONVERTIBLE SUBORDINATED
MARKET FOR THE 6% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002
THE EXCHANGE OFFER
CASH OFFER OF ADDITIONAL EXCHANGE NOTES
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DESCRIPTION OF EXCHANGE NOTES
DESCRIPTION OF DEBENTURES
DESCRIPTION OF CAPITAL STOCK
BOOK-ENTRY SYSTEM--THE DEPOSITORY TRUST COMPANY
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      This prospectus “incorporates by reference” certain reports we file with the Securities and Exchange Commission, which means that we can disclose important information by referring you to these documents. The information incorporated by reference is considered to be a part of this prospectus.

FORWARD LOOKING STATEMENTS

      The safe harbor for forward looking statements of the Private Securities Litigation Reform Act of 1995 does not apply to forward looking statements made in connection with a tender offer.

PROSPECTUS SUMMARY

      This summary does not contain all the information you should consider before exchanging your debentures for the exchange notes or investing in additional exchange notes. For a more complete understanding of us and this exchange offer, we encourage you to read this entire prospectus and the documents that we refer you to. The term “exchange notes” refers to the 13  3/8% Convertible Senior Subordinated Notes due December 31, 2003 offered by this prospectus. The term “debentures” refers collectively to the 7  1/4%, 6  3/8% and 6% debentures to be exchanged for the exchange notes in the exchange offer.

Our Company

      Coeur d’Alene Mines Corporation is engaged in the exploration, development and mining of silver deposits located primarily in the western United States and in South America. We also produce gold as part of our mining operations. In 2000, we produced approximately 11.7 million ounces of silver and approximately 145,000 ounces of gold. According to the World Silver Survey published by Goldfields Mineral Services, Ltd., an independent precious metals research organization, in 2000 we produced more silver than any other primary silver producer located in the United States.

      Our principal silver mines are located in Nevada (the Rochester Mine) and in the Silver Valley region of northern Idaho (the Galena Mine). In addition, we own or lease, either directly or through our subsidiaries, silver and gold mines in Bolivia (the San Bartolomé silver project), in southern and central Chile (the Fachinal Mine and the Petorca Mine) and in Alaska (the Kensington property). Currently, we are actively working to develop the San Bartolomé silver project and are endeavoring to sell the Chilean mines, which are primarily gold mines. We also control promising properties with significant silver exploration potential close to our existing mining operations. Our customers are primarily bullion trading banks that purchase silver and gold from us and then sell these metals to end users for use in industry applications such as electronic circuitry, in jewelry and silverware production and in the manufacture and development of photographic film.

      We were incorporated in Idaho in 1928. Our principal executive office is located at 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83814 and our telephone number is (208) 667-3511.

Our Strategy

      Our operational strategy is to focus on exploitation of our core silver ore reserves located primarily at our mines in Nevada and in Idaho and on the development of additional low cash cost silver production from the San Bartolomé project in Bolivia. In addition, we continue to invest in discovering and developing new silver deposits at existing properties or at new properties to which we acquire exploration and mining rights. Key elements of this operational strategy include increasing our silver reserves through further exploration and acquisition and reducing our overall cost structure.

      Closely related to this operational strategy is our goal of returning the company to profitability. As part of our strategy to achieve this goal, management has adopted a plan to reduce our outstanding indebtedness. We have approximately $188.1 million aggregate principal amount of convertible subordinated indebtedness outstanding. The indebtedness represented by the debentures constitutes substantially all of our indebtedness and matures beginning in June 2002 through October 2005.

      If we complete the restructuring of our subordinated indebtedness through the exchange offer described in this prospectus, we will significantly reduce our outstanding debt, increase our shareholders’ equity due to an extraordinary gain on the early extinguishment of debt, improve our cash flow and improve our overall capital structure. Further, the additional capital that we may raise in the exchange offer will enable us to increase our low cost silver production and strengthen our balance sheet.

      In addition, you should carefully review the matters described under “Risk Factors,” at page 14, to understand the risks affecting our business and our ability to complete the exchange offer successfully and raise additional cash in the cash offer.

Terms of the Exchange Offer

      We have summarized the terms of the exchange offer in this section. Before you decide whether to tender your debentures in this offer, you should read the detailed description of the offer under “The Exchange Offer” and of the exchange notes under “Description of Exchange Notes” for further information.

Terms of the exchange offer	We are offering:

• up to $64,816,000 principal amount of exchange notes for up to an aggregate principal amount of $129,632,000 of our 6 3/8% debentures and 7 1/4% debentures. We are offering to exchange $1,000 principal amount of exchange notes for each $2,000 principal amount of each of our 6 3/8% and 7 1/4% debentures; and

• up to $6,524,000 principal amount of exchange notes for up to $6,524,000 principal amount of our 6% debentures. We are offering to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of our 6% debentures.

You may tender all, some or none of your debentures. We may pay interest on the exchange notes in cash, shares of our common stock, or a combination of cash and shares of common stock, solely at our option.

Conversion price	The exchange notes will be convertible into our common stock at any time prior to maturity at a conversion price of $1.35, subject to adjustment.

Expiration date; extension; termination	The exchange offer and withdrawal rights will expire at 5:00 p.m., New York City time (10:00 p.m., London time), on July 27, 2001, or any subsequent date to which we extend it. We may extend the expiration date for any reason. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m. New York City time (2:00 p.m., London time), on the next business day after the previously scheduled expiration date. If we extend the expiration date, you must tender your debentures prior to the date identified in the press release or public announcement if you wish to participate in the exchange offer. We have the right to:

• extend the expiration date of the exchange offer and retain all tendered debentures, subject to your right to withdraw your tendered debentures; and

• waive any condition or otherwise amend the terms of the exchange offer in any respect, other than the condition that the registration statement be declared effective.

Conditions to the exchange offer	The exchange offer is subject to the registration statement and any post-effective amendment to the registration statement covering the exchange notes being effective under the Securities Act of 1933. The exchange offer also is subject to customary conditions, which we may waive.

In addition, the exchange offer is conditioned upon the tender of a majority of the aggregate outstanding principal amount of the debentures which we are offering to acquire. Please read “The Exchange Offer — Conditions for completion of the exchange offer” for more information.

Withdrawal rights	You may withdraw a tender of your debentures at any time before the exchange offer expires by delivering a written notice of withdrawal to The Bank of New York, the exchange agent, before the expiration date. If you change your mind, you may retender your debentures by again following the exchange offer procedures before the exchange offer expires.

Procedures for tendering outstanding debentures	If you hold debentures through a broker, dealer, commercial bank, trust company or other nominee, you should contact that person promptly if you wish to tender your debentures. Tenders of your debentures will be effected by book-entry transfers through the Depository Trust Company.

If you hold your debentures through a broker, dealer, commercial bank, trust company or other nominee, you also may comply with the procedures for guaranteed delivery.

Please do not send letters of transmittal to us. You should send those letters to The Bank of New York, the exchange agent, at one of its offices as indicated under “The Exchange Offer,” at the end of this prospectus or in the letters of transmittal. The exchange agent can answer your questions regarding how to tender your debentures.

Special procedures for tendering 6% debentures held in bearer form	If you hold 6% debentures in bearer form (“bearer 6% debentures”) and wish to tender them in the exchange offer, you should:

• send your letter of transmittal together with your bearer 6% debentures to the exchange agent at its London, England address; or

• in the case of bearer 6% debentures held through Euroclear or Clearstream, transmit an electronic instruction to Euroclear or Clearstream in accordance with their normal procedures instructing either Euroclear or Clearstream, as the case may be, to tender the bearer 6% debentures on your behalf; or

• if you are the direct accountholder in Euroclear or Clearstream, deliver a letter of transmittal to the exchange agent and transmit instructions to Euroclear or Clearstream, as the case may be, to block the tendered bearer 6% debentures, debit the account holder’s account in respect of debentures accepted for exchange as notified by the exchange agent, and credit the account holder’s account in respect of the exchange notes issued in the exchange.

Accrued interest on debentures	Debenture holders will receive accrued and unpaid interest on any debentures accepted in the exchange offer. The amounts of accrued interest will be calculated from the last interest payment date through the expiration date of the exchange offer.

Interest on exchange notes	Interest on the exchange notes will be payable in cash, shares of our common stock, or a combination of cash and shares of common stock, solely at our option, at a rate of 13 3/8% per year, payable on June 30 and December 31 of each year. If we elect to pay interest in common stock, the shares of common stock will be valued at 90% of the average of the closing price for the five trading days immediately preceding the second trading day prior to the interest payment date. Interest on exchange notes will begin to accrue as of the day immediately following the expiration date of the exchange offer.

Proration of exchange notes	If a greater principal amount of debentures is tendered than the maximum principal amount of debentures that we are offering to acquire in this exchange offer (i.e., more than 25% of the 6% debentures and more than 80% in aggregate of the 6 3/8% and 7 1/4% debentures), we will accept the debentures for exchange on a pro rata basis according to the amount of debentures tendered by each holder of debentures.

Exchange agent	The Bank of New York

Information agent	D. F. King & Co., Inc. For information regarding the exchange offer, please call toll-free (800) 755-7250.

Dealer manager	Robertson Stephens

International dealer manager	Robertson Stephens International

Risk factors	You should carefully consider the matters described under “Risk Factors,” as well as other information set forth in or incorporated by reference in this prospectus and in the letter of transmittal, including the information about us as referred to under “Where You Can Find More Information.”

Deciding whether to participate in the exchange offer	Neither we nor our officers or directors make any recommendation as to whether you should tender or refrain from tendering all or any portion of your debentures in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You must make your own decision whether to tender your debentures in the exchange offer and, if so, the aggregate amount of debentures to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

Consequences of not exchanging debentures	If you do not exchange your debentures in the exchange offer, your debentures will be subordinated to the exchange notes. Further, the liquidity and trading market for debentures not tendered in the exchange offer could be adversely affected to the extent debentures are tendered and accepted in the exchange offer.

Cash offer	You will only have the right to purchase additional exchange notes for cash if you tender some or all of your debentures.

Tax consequences	Please see “United States Federal Income Tax Considerations.”

Insufficiency of earnings to cover fixed charges	Earnings were insufficient to cover fixed charges in the following amounts: $65.3 million in 1996; $18.1 million in 1997; $239.1 million in 1998; $33.3 million in 1999; $63.6 million in 2000; $10.2 million in the three months ended March 31, 2000; and $11.2 million in the three months ended March 31, 2001.

Cash Offer

      We are offering up to $25.0 million aggregate principal amount of additional exchange notes for cash only to holders of debentures that participate in the exchange offer.

Cash offer for additional exchange notes	The discussion under the heading “Cash Offer of Additional Exchange Notes” provides further information regarding the cash offer.

Use of proceeds	We intend to use the proceeds, if any, of the sale for cash of the additional exchange notes for general corporate purposes, including the development of the San Bartolomé silver project in Bolivia and our production expansion plans at the Galena Mine in Idaho.

Placement agent	Robertson Stephens

International placement agent	Robertson Stephens International

Comparison of Exchange Notes and Debentures

      The following is a brief summary of the terms of the exchange notes and the debentures. For a more complete description of the exchange notes, see “Description of Exchange Notes.” For a more complete description of the debentures, see “Description of Debentures.”

	Exchange Notes	Debentures

Securities	Up to $96,340,000 aggregate principal amount of 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003, of which $71,340,000 are being offered in the exchange offer and $25,000,000 are being offered in the cash offer. The exchange notes will be issued in principal amounts of $1,000 and integral multiples of $1,000.	$69,180,000 aggregate principal amount of outstanding 7 1/4% Convertible Subordinated Debentures due October 31, 2005;

$92,860,000 aggregate principal amount of outstanding 6 3/8% Convertible Subordinated Debentures due January 31, 2004; and

$26,096,000 aggregate principal amount of outstanding 6% Convertible Subordinated Debentures due June 10, 2002.

Issuer	Coeur d’Alene Mines Corporation	Coeur d’Alene Mines Corporation

Maturity	December 31, 2003	7 1/4% debentures on October 31, 2005; 6 3/8% debentures on January 31, 2004; and 6% debentures on June 10, 2002.

	Exchange Notes	Debentures

Interest	Interest on the exchange notes will be payable in cash, common stock, or a combination of cash and stock, at our option, at a rate of 13 3/8% per year, payable on June 30 and December 31 of each year. If we elect to pay interest in common stock, the shares of common stock will be valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day prior to the interest payment date.	Interest on the 7 1/4% debentures is payable in cash at a rate of 7 1/4% per year, payable on April 30 and October 31 of each year.

Interest on the 6 3/8% debentures is payable in cash at a rate of 6 3/8% per year, payable on January 31 and July 31 of each year.

Interest on the 6% debentures is payable in cash at a rate of 6% per year, payable on June 10 of each year.

Conversion:

General	The exchange notes will be convertible at any time prior to the maturity at a conversion price of $1.35, subject to adjustment.	The 7 1/4% debentures are convertible at any time prior to the maturity at a conversion price of $17.45 per share or at a conversion rate of 57 shares for each $1,000 principal amount of 7 1/4% debentures, subject to adjustment.

The 6 3/8% debentures are convertible at any time prior to the maturity at a conversion price of $25.77 per share or at a conversion rate of 38.168 shares for each $1,000 principal amount of 6 3/8% debentures, subject to adjustment.

The 6% debentures are convertible at any time prior to the maturity at a conversion price of $25.57 per share or at a conversion rate of 37.664 shares for each $1,000 principal amount of 6% debentures, subject to adjustment.

Auto-conversion	We may elect to automatically convert the exchange notes during the first two years after issuance if the closing price of our common stock exceeds 200% of the conversion price for at least 20 trading days during a 30-day trading day period ending within five trading days prior to the notice of automatic conversion.	None.

	Exchange Notes	Debentures

Interest make-whole provision	If an automatic conversion occurs within the first two years after issuance, we will make a payment to holders in cash or, at our option, in common stock, equal to two years worth of interest on the converted exchange notes, less any interest actually paid prior to automatic conversion. If paid in common stock, the shares of common stock will be valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day prior to the automatic conversion date.	None.

Voluntary conversion during first two years
	If holders elect to convert their exchange notes within the first two years after issuance and prior to notice of automatic conversion, they will have the right to receive a payment upon conversion equal to two full years of interest, less interest actually paid, payable in cash or in common stock at our option. If paid in stock, the shares will be valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day prior to the voluntary conversion date, subject to a minimum valuation equal to the conversion price.	None.

Ranking	The exchange notes will be subordinated to all of our existing or any future senior debt and will be senior in right of payment to our debentures. The exchange notes will also be effectively subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables but excluding intercompany liabilities.	The debentures are subordinated to all of our senior debt and will be subordinated to the exchange notes. The debentures also are effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

	Exchange Notes	Debentures

Optional redemption	We may redeem the exchange notes on or after July 27, 2003, in whole or in part, on not less than 20 but no more than 30 days’ notice, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date.	We may redeem the debentures at any time, in whole or in part, on at least 30 but no more than 60 days’ notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Repurchase at option of holders	You may require us to repurchase all or part of your exchange notes upon a change in control (as defined) at a repurchase price equal to 100% of the outstanding principal amount of the exchange notes being redeemed, plus any accrued and unpaid interest.
You may require us to repurchase all or part of your 7 1/4% or 6 3/8% debentures upon a change in control at a repurchase price equal to 100% of the outstanding principal amount of the debentures being redeemed, plus any accrued and unpaid interest.

	If a change of control occurs during the first two years after issuance, holders will also receive an amount payable in cash equal to two years of interest on the exchange notes, less any interest actually paid prior to the change of control.	The 6% debentures have no such provision.

Listing	The exchange notes are expected to be listed on the NYSE.	The 7 1/4% and 6 3/8% debentures are listed and traded on the NYSE. No active market currently exists for the 6% debentures.

Questions and Answers Regarding the Exchange Offer

Why should debenture holders consider participating in the exchange offer?

      You should consider exchanging your debentures for exchange notes in the exchange offer because:

•	The exchange offer will significantly strengthen our company by substantially reducing our debt, increasing our shareholders’ equity, improving our cash flow, and improving our overall capital structure.

•	You will receive a principal amount of exchange notes that is higher than the current market price of your debentures.

•	The exchange notes will have a significantly lower conversion price than the debentures (which are convertible at prices between $17.45 and $25.77) and will be convertible into significantly more shares than the debentures.

•	The holders of the exchange notes will receive, in the aggregate, approximately the same amount of interest that holders of the debentures currently receive.

•	The exchange notes will be senior in right of payment to the 7 1/4%, 6 3/8% and 6% debentures, thus affording them a priority position over the debentures if we were to make any future payment or distribution of our assets in the event of a bankruptcy, insolvency, reorganization, liquidation or similar proceeding.

•	We expect the trading market for the exchange notes will be larger and more liquid than the current trading markets for the three series of debentures.

•	If you participate in the exchange offer, you will have the right to acquire additional exchange notes for cash.

Why are we making the exchange offer?

      The exchange offer will:

•	Reduce our indebtedness. If the holders of 80% of our 7 1/4% and 6 3/8% debentures and 25% of our 6% debentures accept the exchange offer, our total long term indebtedness, which is currently approximately $188.1 million, would be reduced to approximately $123.3 million.

•	Increase our shareholders’ equity. If the holders of 80% of our 7 1/4% and 6 3/8% debentures and 25% of our 6% debentures accept the exchange offer, our shareholders’ equity will increase by approximately $61.5 million.

•	Improve our cash flow if we elect to issue common stock in payment of interest on the exchange notes in lieu of cash.

•	Provide our debt holders with a security that is more likely to convert into our common stock given the lower conversion price of the exchange notes.

•	Allow us to make approximately the same aggregate interest payments to our debt holders even though the interest rate on exchange notes will be substantially higher than the interest rate on the debentures. Also, the ability to pay interest in common stock may significantly improve our cash flow.

•	Enable us to raise up to $25.0 million in the offering of additional exchange notes.

How are the exchange notes designed to facilitate conversion into common stock?

      We are encouraging holders of the exchange notes to convert them into our common stock prior to maturity by providing that:

•	The per share conversion price of the exchange notes will be significantly less than the per share conversion prices of our debentures;

•	If exchange notes are voluntarily converted by holders into common stock during the first two years after issuance, we will make a payment in cash or common stock at our option to the holder equal to two full years of interest, less interest actually paid prior to voluntary conversion; and

•	We may elect to automatically convert exchange notes into common stock during the first two years following issuance if the closing price of our common stock exceeds 200% of the conversion price for at least 20 trading days in a 30-day trading day period, in which event we will make a payment to holders in cash or common stock at our option, equal to two full years of interest, less any interest actually paid prior to automatic conversion.

How do I purchase additional exchange notes for cash?

      If you tender debentures in the exchange offer, you will have the opportunity to purchase additional exchange notes in the cash offer.

      If you decide to purchase additional exchange notes for cash, you should indicate the dollar amount of exchange notes, in increments of $1,000, that you would like to purchase on your letter of transmittal. If you are a beneficial owner and hold the debentures through a custodian (a broker, dealer, commercial bank, trust company or other nominee), your custodian will provide you with their instruction letter for you to indicate the amount of exchange notes, if any, that you want to purchase.

If I participate in the exchange offer, how many exchange notes am I eligible to purchase for cash?

      If you tender debentures in the exchange offer, there is no limitation on the number of exchange notes you may indicate your interest in purchasing for cash. If indications of interest exceed the total amount of exchange notes that are being offered for cash, allocations will be made at the discretion of the placement agent.

Will the exchange notes be tradeable?

      We expect the exchange notes to be listed for trading on the NYSE.

How soon must I act if I decide to participate?

      Unless we extend the expiration date, the exchange offer and cash offer will expire on July 27, 2001 at 5:00 p.m., New York City time, (10:00 p.m., London time). The exchange agent must receive all required documents and instructions before that time or you will not be able to participate in either the exchange offer or the cash offer.

What happens if I do not participate in the exchange offer?

      If you do not participate in the exchange offer, you will not be eligible to purchase additional exchange notes in the cash offer. If a significant number of debenture holders participate in the exchange offer and you do not participate, the liquidity of your debentures will likely be impaired. In the case of the 7  1/4% and 6  3/8% debentures, if a significantly greater number of one class of debenture holders than we expect seek to participate in the exchange offer, it is possible, although not likely, that such class of debentures could no longer be listed for trading on the NYSE. Finally, the exchange notes will be senior in right of payment and preference to your debentures upon bankruptcy, liquidation, or dissolution. Also, the exchange notes will have a maturity date prior to the 7  1/4% and 6  3/8% debentures.

How did we determine the exchange ratios in the exchange offer?

      The exchange ratios for the 7  1/4%, 6  3/8% and 6% debentures were determined based on a number of factors, including the current market value, maturity date and outstanding face value of the debentures.

      As a result of the upcoming maturity, we are offering to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of 6% debentures tendered, up to a maximum of 25% of the 6% debentures. The 6% debentures mature in June 2002 and will be classified as a current liability as of June 30, 2001.

What if I own a face amount of the 7  1/4% or 6  3/8% debentures that is not a multiple of $2,000?

      If you own 7  1/4% or 6  3/8% debentures and you elect to participate in the exchange offer, you must tender your debentures in increments of $2,000. If the face amount of your 7  1/4% or 6  3/8% debentures is not a multiple of $2,000, then you could be left with a single debenture for the remaining principal amount.

      The 7  1/4% and 6  3/8% debentures are listed on the NYSE. So, if you do not wish to hold one debenture, you have the ability to:

•	sell the single debenture; or

•	buy an additional debenture so that you can tender a multiple of $2,000.

What should I do if I have additional questions about the exchange offer or the cash offer?

      If you have any questions, need additional copies of the offering materials, or otherwise need assistance, please contact the information agent for this offering.

United States D.F. King & Co., Inc. 77 Water Street, 20th Floor New York, New York 10005 Banks and Brokers Call Collect: (212) 269-5550 All Others Call Toll Free: (800) 755-7250	Europe D.F. King (Europe) Limited 2nd Floor, 2 London Wall Buildings London EC2M 5PP England Tel: 44-207-920-9700 (Collect)

      To receive copies of our recent SEC filings, you can contact us by mail or refer to the other sources described under “Where You Can Find More Information.”

RISK FACTORS

      You should carefully review the risk factors set forth below as well as the other information included or incorporated by reference in this prospectus in evaluating the exchange offer and an investment in the exchange notes. The risks and uncertainties described below include all of the risks and uncertainties which we believe to be material at this time, but are not the only ones facing our company. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business operations.

      If any of the following risks actually occur, they could materially adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock, the exchange notes and the debentures could decline.

Risks Relating to Our Financial Condition, the Exchange Offer, the Exchange Notes and our Common Stock

      Because we have a large amount of debt, our future operating performance must generate cash flows sufficient to meet our debt payment obligations and, even if we complete the exchange offer, our large amount of debt could negatively impact holders of exchange notes.

      If we are unable to restructure and reduce the level of our existing debt, we may not be able to make payments on our debentures when they become due. We may not be able to generate enough cash flow to meet our obligations and commitments even after the exchange offer, including obligations to make payments on any debentures not tendered during the exchange offer.

      We incurred an $8.1 million net loss in the first quarter of fiscal year 2001 and net losses of $47.8 million in fiscal 2000 and $28.3 million in fiscal 1999. These losses could continue. If we are unable to restructure and reduce the level of our existing debt, we may not be able to make payments on our debentures when they become due. As of March 31, 2001, we had outstanding indebtedness in the principal amount of approximately $189.5 million, of which approximately $1.4 million was senior to the debentures.

      We may not be able to make payments on our debt even after the reduction of our debt levels following the exchange offer. Assuming the completion of the exchange offer, our ability to make scheduled debt payments will depend on our future operating performance and cash flow. Our operating performance and cash flow, in part, are subject to economic factors beyond our control, primarily the market prices of silver and gold. We may not be able to generate enough cash flow to meet our obligations and commitments even after the exchange offer, including obligations to make payments on any debentures not tendered during the exchange offer. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets, or issue equity to obtain the necessary funds. We do not know whether we will be able to refinance our debt, issue equity, or dispose of assets to raise funds on a timely basis or on terms satisfactory to us. If silver and gold prices do not improve and we are unable to improve our operating performance, we are unable to reduce our losses or obtain additional financing or we are unable to further refinance our debt, raise funds through asset sales, sales of equity or otherwise, then our ability to pay principal and interest in cash on the exchange notes would also be impaired.

      Our large amount of debt could negatively impact holders of the exchange notes in many ways, including:

•	reducing funds available to support our business operations and for other corporate purposes because portions of our cash flow from operations must be dedicated to the payment of principal and interest on our debt;

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

•	hindering our ability to adjust rapidly to changing market conditions; and

•	making us more vulnerable to a downturn in general economic conditions or in our business.

      We might not have sufficient cash to pay the principal amount of our remaining 6  3/8% and 7  1/4% debentures upon their maturity in 2004 and 2005, respectively.

      Even if we are able to issue the maximum amount of exchange notes in the exchange offer and thereafter are successful in having a sufficient amount of those exchange notes convert or be converted into common stock so that we are able to avoid the need to seek Chapter 11 relief upon the maturity of those then-outstanding exchange notes, we still might not have sufficient cash to pay the principal amount of the remaining 6  3/8% and 7  1/4% debentures that were not tendered in the exchange offer and remain outstanding when they mature in 2004 and 2005, respectively.

      If we are unable to pay our debts upon their maturity, it may be necessary for us to seek relief under Chapter 11 of the Bankruptcy Code. Further, our ability to seek relief under Chapter 11 may be limited by an agreement with one of our major shareholders.

      Absent an increase in precious metals prices and/or an increase in our cash flow, our large amount of indebtedness may require us to seek relief under Chapter 11 of the Bankruptcy Code. Chapter 11 permits a company to remain in control of its business, protected by a stay of all creditor action while the company seeks to negotiate and confirm a plan of reorganization with its creditors. We might not be successful in any attempt to confirm a plan of reorganization with our creditors. If we were to commence a Chapter 11 proceeding, we would expect our relationships with customers and our employee morale to be adversely affected. Many Chapter 11 cases are unsuccessful and virtually all involve substantial expense and damage to the business. When a company is unsuccessful in obtaining confirmation of a plan of reorganization, the assets of the company usually are liquidated. Further, under a Shareholder Agreement dated as of May 13, 1999 between us and Asarco Incorporated, for so long as Asarco or any of its affiliates holds at least 10% of our outstanding common stock, we would need Asarco’s written consent to seek relief under Chapter 11. The need for us to obtain that consent could make our pursuit of Chapter 11 relief more difficult.

      In a bankruptcy case, holders of our senior indebtedness, which amounted to approximately $1.4 million at March 31, 2001, would be entitled to receive full payment on their claims before the holders of any other indebtedness. While holders of our exchange notes would be senior to holders of our 6%, 6  3/8% and 7  1/4% debentures, the holders of the exchange notes still might not receive full payment of the principal amount of their claims. The remaining holders of our 6%, 6  3/8% and 7  1/4% debentures would receive less than the holders of the exchange notes or might not receive anything.

      Our common stock may be delisted by the New York Stock Exchange if we do not comply with its listing maintenance requirements.

      Our common stock is listed on the NYSE. On November 16, 2000, the NYSE advised us that we were not in compliance with the continued listing standard requiring a total market capitalization of publicly tradeable shares of not less than $50 million and shareholders’ equity of not less than $50 million. We have submitted to the NYSE a plan to achieve compliance with the listing standards that contemplates implementation of this exchange offer and cash offer. Our total market capitalization of publicly tradeable shares was approximately $48.5 million on June 28, 2001. If that amount does not increase above $50 million or the amount of debentures tendered in the exchange offer is not sufficient to raise our shareholders’ equity above $50 million, or if we are not otherwise able to demonstrate to the NYSE our ability to comply with its listing standards, our shares of common stock might be delisted from the NYSE.

      Delisting of our common stock could cause a reduction in the liquidity of an investment in our common stock, our new exchange notes or any remaining debentures. Delisting also could reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they have done historically. This lack of liquidity also could make it more difficult for us to raise capital in the future.

      We may not have enough authorized shares of our common stock available to pay interest on the exchange notes in stock rather than cash.

      We have a total of 125 million authorized shares of our common stock. At June 30, 2001, we had approximately 43.1 million shares outstanding and an additional 9.3 million shares reserved for issuance upon conversion of our debentures and for issuance under our executive compensation program. If the maximum amount of our debentures are tendered and accepted in the exchange offer for exchange notes issued in exchange therefor and issued in the cash offer, the total number of shares of our common stock reserved for future issuance would be increased by approximately 65.1 million shares (which is computed by subtracting the number of shares underlying the tendered debentures from the total number of shares underlying the issued amount of exchange notes, based on the conversion price of $1.35 per share). There might not be an adequate number of authorized shares of common stock for us to pay interest on the exchange notes in stock rather than cash. We presently cannot determine whether or the extent to which we will pay interest in stock rather than cash, nor do we know what amount of stock would be issued if the interest payments were to be fully made in stock, as the value of such stock would not be determinable until just prior to the time we make such payments. The total amount of stock may exceed the number of remaining authorized shares that would be available for issuance. If we were not able to obtain shareholder approval of an increase in the number of our authorized shares prior to the issuance of stock in payment of such interest, we would not be able to elect to pay such interest in stock rather than cash. The use of cash to pay interest could have a material adverse effect on our financial condition.

      The market price of our common stock could decrease as a result of the impact of the significant increase in the number of our outstanding shares that may result from implementation of the exchange offer and issuance of the exchange notes.

      At June 30, 2001, we had approximately 43.1 million outstanding shares of common stock. Assuming the maximum amount of debentures are tendered and accepted for exchange and assuming the maximum number of exchange notes are issued in the cash offer and based on the $1.35 per share conversion price of the exchange notes, then the exchange notes issued would be convertible into a total of approximately 71.4 million shares of common stock. Furthermore, we will issue additional common stock if we elect to pay interest on the exchange notes in stock in lieu of cash. The impact of the issuance of a significant amount of common stock upon conversion of the exchange notes and/or in payment of interest may place substantial downward pressure on the market price of our common stock.

      If we incur additional debt in the future that is senior to the exchange notes and are unable to make payments or default on this senior debt, then the holders of exchange notes will not be paid until this senior debt is paid in full.

      While the exchange notes are senior to the debentures, the exchange notes will be unsecured and subordinated in right of payment to senior debt under the indenture for the exchange notes. Although we only had approximately $1.4 million of senior debt at March 31, 2001, we are not prohibited under the indenture from incurring additional senior debt in the future. In the event of (1) our liquidation or insolvency, (2) a payment default with respect to senior debt, (3) a covenant default with respect to designated senior debt or (4) acceleration of the exchange notes due to an event of default, our assets would be available to pay obligations on the exchange notes only after all senior debt has been paid in full. Although the exchange notes will be senior to the debentures, there may not be sufficient assets remaining to pay amounts due on any or all of the exchange notes or debentures then outstanding after payment of senior debt obligations.

      Our subsidiaries will not be prohibited from incurring debts in the future that would be senior to the exchange notes.

      The exchange notes are effectively subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables but excluding inter-company liabilities. In addition, although the exchange notes will be senior to the debentures, both the exchange notes and any debentures not tendered in the exchange offer will be subordinated to our senior debt.

      The exchange notes are exclusively our obligations. Substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service debt, including the exchange notes, is dependent upon the earnings of our subsidiaries. In addition, we depend on the distribution of our subsidiaries’ earnings, loans and other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the exchange notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries also will be contingent upon our subsidiaries’ earnings and business considerations.

      The market price of our common stock has been volatile and may decline, and the market for the exchange notes also may be volatile.

      The market price of our common stock has declined in recent years and may decline in the future. The high and low sale prices of our common stock were $6.25 and $3.06 per share in 1999, $4.31 and $0.81 in 2000, $1.23 and $0.87 in the quarter ended March 31, 2001, $2.02 and $0.98 in the second quarter of 2001 and $1.34 and $0.95 in the third quarter of 2001 through July 27, 2001. The closing sale price at July 27, 2001 was $1.00 per share.

      The market price of our common stock historically has fluctuated widely and been affected by many factors beyond our control. We also expect the market for the exchange notes to be volatile and subject to similar factors beyond our control. These factors include:

•	the market prices of silver and gold;

•	our operating results;

•	general stock market conditions;

•	interest rates;

•	expectations regarding inflation;

•	currency values; and

•	global and regional political and economic conditions and other factors.

      If an active market for the exchange notes fails to develop, the trading price and liquidity of the exchange notes could be adversely affected.

      The exchange notes are expected to be listed on the NYSE. However, an active market for them may not develop. Robertson Stephens has advised us that it currently intends to make a market in the exchange notes. Robertson Stephens is not obligated to make a market and may discontinue its market-making activity at any time without notice. The liquidity of the trading market for the exchange notes will depend in part on the level of participation of the holders of debentures in the exchange offer. The greater the participation in the exchange offer, the greater the liquidity of the trading market for the exchange notes and the lesser the liquidity of the trading market for the debentures not tendered during the exchange offer. We do not know how many holders of our debentures will accept this exchange offer and therefore do not know what principal amount of exchange notes will be issued. In addition, market making activity by Robertson Stephens will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934. As a result, we cannot assure you that any market for the exchange notes will develop, or, if one does develop, that it will be maintained. If an active market for the exchange notes fails to develop, or be maintained, the trading price and liquidity of the exchange notes could be adversely affected.

      The holder of approximately 7.125 million of our outstanding shares of common stock, which constitute restricted securities under the federal securities laws, has the right to require that we register such shares for public resale under those laws. The offer and resale of such shares could impose downward pressure on the market price of our common stock.

      In 1999, we issued approximately 7.125 million shares of our common stock to Asarco in connection with our acquisition of certain of its silver mining interests. Asarco has a right to request the registration of those shares under the Securities Act for public resale. Absent registration, such shares may be publicly resold only in very limited amounts. The public offering and resale of such shares would increase the number of shares of our common stock being sold in the public market and, absent an offsetting increase in demand for our common stock, could exert downward pressure on the market price of our shares.

      In the event of a change in control after the expiration date of the exchange offer, holders of the exchange notes will receive substantially less than holders of debentures to the extent that a holder elects to exercise his or her repurchase right.

      In the event that there is a change in control prior to the expiration date of the exchange offer, holders of 6  3/8% and 7  1/4% debentures would have the right to receive, to the extent they elected to exercise their repurchase right, $129.6 million in aggregate principal amount plus accrued interest to the repurchase date as a result of the change in control. In the event that there is a change in control after the expiration date of the exchange offer and the maximum principal amount of debentures are tendered in the exchange offer, holders of the exchange notes would have the right to receive, to the extent they elected to exercise their repurchase right, $64.8 million in aggregate principal amount plus accrued and unpaid interest thereon as a result of the change in control.

      If we automatically convert the exchange notes, there is a substantial risk that the price of our common stock could fluctuate from the date we elect to automatically convert to the conversion date.

      We may elect to automatically convert the exchange notes on or prior to maturity if the closing price of our common stock exceeds 200% of the conversion price for at least 20 trading days during a consecutive 30-day trading period ending within five trading days prior to the notice of automatic conversion. You should be aware that there is a risk that the price of our common stock could fluctuate between the time when we may first elect to automatically convert the exchange notes and the automatic conversion date. This time period may extend from 15 to 30 calendar days from the time we elect to automatically convert the exchange notes until the automatic conversion date.

      We may not have the financial resources to repurchase the exchange notes in the event of a change of control.

      We may be unable to repurchase the exchange notes in the event of a change in control. Upon a change in control, you may require us to repurchase all or a portion of your exchange notes. If a change in control were to occur, we may not have enough funds to pay the repurchase price for all tendered exchange notes. Any future credit agreements or other debt agreements may prohibit the repurchase of exchange notes for cash, or expressly prohibit the repurchase of the exchange notes upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change in control occurs at a time when we are prohibited from repurchasing the exchange notes, we could seek the consent of our lenders to repurchase the exchange notes or could attempt to refinance the debt agreements. If we do not obtain such consent, we could not repurchase the exchange notes. Our failure to repurchase the exchange notes would constitute an event of default under the exchange note indenture, which might constitute an event of default under the terms of our other debt. Our obligation to offer to repurchase the exchange notes upon a change of control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

Risks Relating to our Company and Business

      We have incurred losses in the last five years and most recent quarter and presently expect to continue to do so.

      We have incurred net losses in the last five years and the three-month period ended March 31, 2001, and have had losses from continuing operations in each of those periods. Significantly contributing to the losses were:

•	historically low gold market prices;

•	our deliberate pursuit of a growth policy calling for the acquisition of mining properties and companies and financing such growth principally by incurring indebtedness; and

•	significant write-offs of impaired assets in 1996 ($54.4 million), 1998 ($223.6 million), 1999 ($20.2 million) and 2000 ($21.2 million).

      Market prices for silver and gold are currently below our full production costs for these metals. If silver and gold prices remain depressed or decline further and we are unable to reduce our production costs below prevailing price levels, our losses will continue. Because low silver and gold prices may make mining at our properties uneconomical, if these prices remain depressed or decline further, we may be required to recognize additional impairment write-downs. This would increase our operating losses.

      We have not had sufficient earnings to cover fixed charges in recent years and presently expect that situation to continue.

      As a result of our net losses, our earnings have not been adequate to satisfy fixed charges (i.e., interest, preferred stock dividends and that portion of rent deemed representative of interest) in each of the last five years and the three-month period ended March 31, 2001. The amounts by which earnings were inadequate to cover fixed charges were approximately $65.3 million in 1996, $18.1 million in 1997, $239.1 million in 1998, $33.3 million in 1999, $63.6 million in 2000 and $11.2 million and $10.2 million in the three months ended March 31, 2001 and 2000, respectively. We currently must make fixed payments on the following securities:

•	$26.1 million principal amount of our 6% debentures, requiring annual interest payments of approximately $1.6 million until their maturity on June 10, 2002;

•	$92.8 principal amount of our 6 3/8% debentures, requiring annual interest payments of approximately $5.9 million until their maturity on January 31, 2004; and

•	$69.2 principal amount of our 7 1/4% debentures, requiring annual interest payments of approximately $5.0 million until their maturity on October 31, 2005.

      We do not expect that any of these debentures will be converted into common stock in the foreseeable future because the conversion price of each issue substantially exceeds the current market price of our common stock. We therefore expect that we will be required to continue to pay interest on these debentures.

      We expect to satisfy our fixed charges and other expense obligations in the future from cash flow from operations and, if cash flow from operations is insufficient, from working capital, which amounted to approximately $98.4 million at March 31, 2001, and, if necessary, the sale of assets. We have recently been experiencing negative cash flow from operating activities. The amount of net cash used in, as opposed to provided by, our operating activities amounted to approximately $23.8 million in 2000 and $6.0 million in the three months ended March 31, 2001. The availability of future cash flow from operations or working capital to fund the payment of interest on the exchange notes, the debentures and other fixed charges will be dependent upon numerous factors, including our results of operations, silver and gold prices, levels and costs of production at our mining properties, the amount of our capital expenditures and expenditures for acquisitions, developmental and exploratory activities, and the extent to which the exchange offer we are making through this prospectus is accepted by holders of our debentures.

      The market prices of silver and gold, over which we have no control, are volatile and are at historically low levels that adversely affect us.

      Because we derive our revenues primarily from sales of silver and gold, our earnings are directly related to the prices of these metals. Silver and gold prices fluctuate widely and are affected by many factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors.

      Market prices for silver are at their lowest levels since 1995 and are currently below our full production costs. The market price of gold has declined to levels approaching the lowest level recorded in the last twenty years and is also currently below our full production costs. The market price of silver (as reported by Handy & Harman) and gold (London final) on July 27, 2001 were $4.24 per ounce and $266.15 per ounce, respectively. The prices of silver and gold may remain depressed and may decline even further in the future. Factors that are generally understood to have contributed to the recent decline in the price of silver include sales by private and government holders, the emergence of China as a large net seller and a general global economic slowdown. Overall world stability and declining inflation generally are recognized as having had an adverse impact on the market price of gold. Furthermore, in recent years the central banks of several countries and such multilateral organizations as the European Monetary Institute and the International Monetary Fund have sold portions of gold held by them as reserves and may sell additional amounts of gold in the future, which could result in further declines in the market price of gold.

      If prices remain at these levels for a sustained period, our net losses will continue, we may suspend mining at one or more of our properties until prices increase, and we may be required to record additional asset impairment write-downs pursuant to SFAS 121 (as defined below).

      The estimation of ore reserves is imprecise and subjective, requiring the use of uncertain metals market prices and other assumptions. Estimated ore reserves may not be realized in future actual production and operating results.

      The ore reserve figures presented in this prospectus are estimates made by our technical personnel. Reserve estimates are a function of geological and engineering analysis and also require us to make assumptions about production costs and silver and gold market prices. Reserve estimation is necessarily an imprecise and subjective process and the accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation, judgment and experience. Assumptions about silver and gold market prices are subject to great uncertainty as those prices have fluctuated widely in the past. Declines in the market prices of silver or gold may render reserves containing relatively lower grades of ore uneconomic to exploit, and we may be required to further reduce reserve estimates, discontinue development or mining at one or more of our properties, or write down assets as impaired. Should we encounter mineralization or geologic formations at any of our mines or projects different from those predicted by drilling, sampling and similar examinations, then our reserve estimates may be adjusted and mining plans may be altered, which may adversely affect our actual production and operating results. Ore reserves at most of our mining properties operated by us are the subject of verification by independent consulting geologists or mining engineers. Ore reserves at mining properties in which we have an ownership interest but which are operated by other companies are prepared by such companies, reviewed by us and may not be subject to independent verification.

      Silver and gold reserves at mining properties owned by us and in which we have an ownership interest were calculated at or about December 31, 2000. Our ore reserve determinations generally are based upon a long-term silver price of $5.50 per ounce and a gold price of $300 per ounce.

      We have recorded significant write-downs of mining properties in recent years and may have to recognize additional write-downs in the future.

      Statement of Financial Accounting Standards No. 121 (SFAS 121), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” established accounting standards for impairment of the value of long-lived assets such as mining properties. SFAS 121 requires a company to review the recoverability of its assets by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment must be recognized when the carrying value of the asset exceeds these cash flows.

      Recognizing impairment write-downs has hurt our results of operations in recent years. We have recorded significant write-downs of our mining properties, including write-downs effected pursuant to SFAS 121 in recent years, amounting to $54.2 million in 1996, $218.9 million in 1998 and $16.2 million in 1999 and $12.2 million in 2000. The 1996 write-downs included $53.0 million at the Golden Cross Mine and nearby Waihi East Property in New Zealand and $1.2 million at the Faride Property in Chile. The 1998 write-downs included $54.5 million at the Petorca Mine in Chile, $42.9 million at the Fachinal Mine in Chile and $121.5 million at the Kensington property in Alaska. The Kensington property is not yet a producing property and may never become one. The 1999 write-downs consisted of $16.2 million at the Yilgarn Star Mine in Australia. The 2000 write-down included an impairment of $12.2 million for our investment in Gasgoyne Gold Mines NL.

      While we do not believe that any of our other properties presently requires a write-down pursuant to SFAS 121, if silver and gold market prices remain depressed for a sustained period of time and/or we fail to reduce production costs or expand mineable ore reserves at our mining properties, we may recognize further asset write-downs.

      We also might have to record other types of additional mining property write-downs in the future to the extent a property is sold by us for a price less than the carrying value of the property or reserves have to be created in connection with the closure and reclamation of a property.

      Significant risks and costs are associated with our exploration, development and mining activities.

      Our ability to sustain or increase our present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver and gold, involves many risks and frequently is not productive. If and when mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract the metals from the ores and, in the case of new properties, to construct mining and processing facilities. The economic feasibility of any individual development project and all such projects collectively is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and future metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance of necessary permits and receipt of adequate financing.

      Development projects may have no operating history upon which to base estimates of future operating costs and capital requirements. Particularly for development projects, estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from a limited number of drill holes and other sampling techniques and feasibility studies. Estimates of cash operating costs are then derived based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns estimated.

      We expended approximately $9.2 million, $8.5 million and $9.4 million (excluding capitalized interest) in the years ended December 31, 1998, 1999 and 2000, respectively, in connection with the exploration and development of our mining properties. Furthermore, we expended approximately $2.0 million (excluding capitalized interest) in the three months ended March 31, 2001.

      Our silver and gold production may decline in the future.

      Our future silver and gold production may decline as a result of the exhaustion of reserves and possible closure of mines. It has been and will continue to be our business strategy to conduct silver and gold exploratory activities at our existing mining and exploratory properties as well as at new exploratory projects, and to acquire silver and gold mining properties and/or businesses that possess mineable ore reserves and are expected to become operational in the near future. Although that is our business strategy, we can provide no assurance that our silver and gold production in the future will not decline.

      There are significant risks associated with our mining activities, not all of which are fully covered by insurance.

      The mining business is generally subject to risks and hazards, including quantity of production, quality of the ore, environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our results of operation. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the industry.

      We are subject to significant environmental and other governmental regulations that can require substantial expenses and capital expenditures.

      Our mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards, occupational health and safety including, mine safety, toxic substances and other matters. Although these laws and regulations have never required us to close any mine, the costs associated with compliance with such laws and regulations are substantial and possible future laws and regulations, or more stringent enforcement thereof by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties. Moreover, these laws and regulations allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, and can lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Risks of substantial costs and liabilities, including for the restoration of the environment after the closure of our mines, are inherent in our operations. Although we believe we are in substantial compliance with applicable laws and regulations, we cannot assure you that any such law, regulation, enforcement or private claim will not have a material adverse effect on our business, financial condition or results of operations.

      Certain of our mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (EPA) regulations governing hazardous waste under the Resource Conservation and Recovery Act (RCRA). If the EPA designates these wastes as hazardous under RCRA in the future, we would be required to expend additional amounts on the handling of such wastes and to make significant expenditures on the construction of hazardous waste disposal facilities. In addition, regardless of whether these wastes are designated as hazardous under RCRA, if they cause contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial cleanup action or to pay for the government’s cleanup efforts. Additional regulations or requirements are also imposed upon our tailings and waste disposal areas in Idaho and Alaska under the federal Clean Water Act (CWA) and in Nevada under the Nevada Water Pollution Control Law which implements the CWA. Airborne emissions are subject to controls under the air pollution statutes implementing the Clean Air Act in Nevada, Idaho and Alaska. In the context of environmental permitting, including the approval of reclamation plans, we must comply with standards and regulations which entail significant costs and can entail significant delays.

      Significant risks are associated with our foreign operations and activities.

      Proven and probable silver reserves plus mineralized material outside of the United States currently account for approximately 49.5% of our total silver resource and foreign operations contributed approximately 8.5% and 1.0% of total silver production in the year ended December 31, 2000 and the three months ended March 31, 2001, respectively. Chile and Bolivia are the most significant foreign countries in which we directly or indirectly own or operate mining properties or developmental projects. We also conduct exploratory projects in Chile and Bolivia. Although the governments and economies of these countries have been relatively stable in recent years, property ownership in a foreign country generally is subject to the risk of expropriation or nationalization with inadequate compensation. Any foreign operations or investment may also be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of particular countries as well as laws and policies of the United States affecting foreign trade investment and taxation.

      There are significant risks associated with any future acquisitions by us.

      An important element of our business strategy has been the opportunistic acquisition of silver and gold mines, properties and businesses. Although we presently have no pending acquisitions, we may consider acquisitions in the future. While it is our practice to engage independent mining consultants to assist in evaluating and making acquisitions, mining properties acquired by us in the future might not be developed profitably or, if profitable when acquired, that profitability might not be sustained. In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing shareholders. We intend to seek shareholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock exchange rules.

      Finding and acquiring new mineral properties is very difficult and competitive.

      Because mines have limited lives based on proven and probable ore reserves, we, like other mining companies are continually seeking to replace and expand our ore reserves. Identifying promising mining properties is difficult. Furthermore, we encounter strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing silver and gold. Many of these companies have greater financial resources than we do. Consequently, we may be unable to replace and expand current ore reserves through the acquisition of new mining properties on terms we consider acceptable.

      Significant risks are associated with our gold hedging activities and we do not currently hedge our exposure to declines in silver prices.

      We historically have sold silver and gold produced by our mines pursuant to forward contracts and at spot prices prevailing at the time of sale. Entering into forward sale contracts is a strategy used to mitigate some of the risk of volatile downward movements in silver and gold prices. Contract positions are designed to ensure that we will receive a defined minimum price for a certain quantity of our production. We continually evaluate the potential benefits of engaging in these strategies based on prevailing market conditions. At June 30, 2001, we had sold forward approximately 34,500 ounces of gold at an average price of $308 per ounce for delivery over the next two years. In addition, we had previously sold call options on 56,000 ounces of gold at $345 per ounce. The call options sold would be eliminated if the gold price trades below $300 per ounce on certain dates past December 31, 2002. Our future revenues could be adversely affected in connection with the sale of our silver and gold production in the future to the extent that it is not covered by forward sale contracts and silver and gold market prices decline. Conversely, our future revenues could be limited to the extent that our silver and gold production is covered by forward sale contracts and silver and gold market prices increase above the prices fixed by such forward sale or option contracts. Because we do not currently engage in hedging activities in silver, we are fully exposed to declines in silver prices.

      For the three months ended March 31, 2001, we recorded a $200,000 gain in connection with our gold price protection program. However, we can give no assurance that the use of forward sales and other future price fixing derivatives will always be available to us or benefit us. For example, we could fix forward deliveries at prices lower than the market price at the time of delivery. We also could be subject to margin calls if the market price were to significantly rise above the option contract or forward delivery price. Furthermore, we could fail to produce enough silver or gold to satisfy a forward delivery obligation, possibly requiring us to purchase silver or gold in the spot market at a higher price to fulfill our delivery obligation. In the event that a counterparty to a forward sale contract fails to perform, we would be exposed to a loss to the extent by which the contract price exceeds the spot price of the relevant metal on the settlement date.

      Significant risks are associated with our purchases of currencies of foreign countries in which we do business.

      We may enter into agreements which require us to purchase currencies of foreign countries in which we do business in order to ensure fixed exchange rates. In the event that actual exchange rates vary from those set forth in the hedge contracts, we will experience U.S. dollar-denominated currency gains or losses.

      We may have to use some of our cash to provide financial assurance relating to our Rochester Mine’s future reclamation liability.

      The insurance company that issued the surety bond required under Nevada law to cover our estimated $17.8 million of future mine closure reclamation costs relating to the Rochester Mine recently filed for liquidation. We are currently attempting to arrange for an alternative bonding arrangement with the State of Nevada by November 20, 2001, as well as a replacement surety bond with another insurance company. If, however, we are unable to make alternative bonding arrangements or find a replacement insurer, we will be required to provide other adequate financial consideration to the State of Nevada to assure our continued compliance with our reclamation liability obligation.

      Third parties may dispute our unpatented mining claims.

      The validity of unpatented mining claims, which constitute a significant portion of our property holdings in the United States, is often uncertain and may be contested. Although we have attempted to acquire satisfactory title to undeveloped properties, we, in accordance with mining industry practice, do not generally obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.

      We are required to obtain government permits to expand operations or begin new operations, which is often a costly and time-consuming process.

      Mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of permitting efforts are contingent on many factors that are out of our control. Government permitting may increase costs and cause delays depending on the nature of the activity to be permitted, and in an extreme case, could cause us to not proceed with the development of a mine.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

      This prospectus, including the sections entitled “Summary” and “Risk Factors,” contains forward looking information. This forward looking information is subject to risks and uncertainties including the factors listed under “Risk Factors,” as well as elsewhere in this prospectus. In some cases, you can identify forward looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward looking statement. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

      We will not receive any proceeds from the exchange of the exchange notes for the debentures pursuant to the exchange offer. We are also offering up to $25.0 million aggregate principal amount of additional exchange notes for cash. We intend to use the proceeds, if any, from the sale of the additional exchange notes for general corporate purposes, including the development of the San Bartolomé silver project in Bolivia and for our production expansion plans at the Galena Mine in Idaho. Until such time as we use the proceeds for general corporate purposes, we intend to invest the net proceeds in high quality, interest-bearing instruments.

PRICE RANGE OF COMMON STOCK

      Our common stock is listed on the NYSE and the Pacific Stock Exchange under the symbol “CDE.” The following table sets forth, for the periods indicated, the high and low sales prices of a share of our common stock as reported by the NYSE:

	High	Low

1999:

First Quarter	$6.25	$3.81

Second Quarter	5.12	3.56

Third Quarter	5.69	3.94

Fourth Quarter	5.62	3.06

2000:

First Quarter	$4.31	$2.37

Second Quarter	3.87	2.31

Third Quarter	2.44	1.25

Fourth Quarter	1.75	0.81

2001:

First Quarter	$1.23	$0.87

Second Quarter	2.02	0.98

Third Quarter (through July 27, 2001)	1.34	0.87

      The last sale price for the common stock as reported by the NYSE on July 27, 2001 was $1.00 per share. At June 12, 2001, there were 6,095 record holders of our common stock.

DIVIDEND POLICY

      We have not recently paid dividends on our common stock and presently have no plan to do so. Future distributions or dividends on the common stock, if any, will be determined by our Board of Directors and will depend upon our results of operations, financial condition, capital requirements and other factors.

PRICE RANGE OF THE 7  1/4% CONVERTIBLE SUBORDINATED

DEBENTURES DUE 2005

      We issued the 7  1/4% debentures in October 1997 in an offering to “qualified institutional buyers” as defined in Rule 144A under the Securities Act and to certain non-U.S. persons in reliance upon Regulation S under the Securities Act. In March 1998, a registration statement registering the 7  1/4% debentures for resale by the selling debenture holders became effective. The 7  1/4% debentures are listed on the NYSE. The following table sets forth for the periods indicated the high and low prices for each $1,000 principal amount of 7  1/4% debentures as reported by the NYSE.

	High	Low

1999:

First Quarter	$657.50	$595.00

Second Quarter	640.00	560.00

Third Quarter	652.50	575.00

Fourth Quarter	640.00	540.00

2000:

First Quarter	$557.50	$500.00

Second Quarter	505.00	400.00

Third Quarter	516.75	370.00

Fourth Quarter	410.00	250.00

2001:

First Quarter	$405.00	$280.00

Second Quarter	475.00	310.00

Third Quarter (through July 27, 2001)	458.75	325.00

      The last sale price of the 7  1/4% debentures reported on the NYSE on July 27, 2001 was $350.00 per $1,000 principal amount.

DEBENTURES DUE 2004

PRICE RANGE OF THE 6  3/8% CONVERTIBLE SUBORDINATED

DEBENTURES DUE 2004

      We issued the 6  3/8% debentures in January 1994 in an offering to “qualified institutional buyers” as defined in Rule 144A under the Securities Act. In June 1994, a registration statement registering the 6  3/8% debentures for resale by the selling debenture holders became effective. The 6  3/8% debentures are listed on the NYSE. The following table sets forth for the periods indicated the high and low prices for each $1,000 principal amount of 6  3/8% debentures as reported by the NSYE.

	High	Low

1999:

First Quarter	$650.00	$575.00

Second Quarter	648.75	530.00

Third Quarter	652.40	543.75

Fourth Quarter	640.00	512.50

2000:

First Quarter	$567.50	$488.75

Second Quarter	500.00	405.00

Third Quarter	460.00	370.00

Fourth Quarter	376.25	240.00

2001:

First Quarter	$426.25	$280.00

Second Quarter	460.00	290.00

Third Quarter (through July 27, 2001)	462.50	280.00

      The last sale price of the 6  3/8% debentures reported on the NYSE on July 27, 2001 was $340.00 per $1,000 principal amount.

MARKET FOR THE 6% CONVERTIBLE SUBORDINATED

DEBENTURES DUE 2002

      We issued the 6% debentures in June 1987 in connection with an offering to certain non-U.S. persons in reliance upon Regulation S under the Securities Act. Although a very limited U.S. inter-dealer market for the 6% debentures has existed from time to time and the 6% debentures are listed on the Luxembourg Stock Exchange, there presently is no established market for the 6% debentures.

THE EXCHANGE OFFER

Terms of the exchange offer; Period for tendering debentures

      We are offering to exchange your 7  1/4% debentures, 6  3/8% debentures and 6% debentures for exchange notes, as follows:

•	7 1/4% debentures and 6 3/8% debentures — $1,000 principal amount of exchange notes for each $2,000 principal amount of 6 3/8% debentures and 7 1/4% debentures, for up to 80% of the aggregate outstanding principal amount of 6 3/8% debentures and 7 1/4% debentures.

•	6% debentures — $1,000 principal amount of exchange notes for each $1,000 principal amount of 6% debentures, for up to 25% of the outstanding principal amount of 6% debentures.

      Based on the principal amounts outstanding as of the date of this prospectus, we are offering to acquire up to $129,632,000 aggregate principal amount of 6  3/8% debentures and 7  1/4% debentures and up to $6,524,000 principal amount of 6% debentures that are validly tendered on the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. In addition, if you elect to tender debentures in the exchange offer, you will have the right to participate in the cash offering of up to $25.0 million principal amount of additional exchange notes.

      Holders of the 6  3/8% and 7  1/4% debentures must tender their debentures in a minimum of $2,000 principal amount and any integral multiple of $2,000. Holders of the 6% debentures must tender their debentures in a principal amount of $1,000 or an integral multiple of $1,000.

      You may tender all, some or none of your debentures, subject to the terms and conditions of the exchange offer. If more than the maximum principal amount of the 6%, and of the 6  3/8% and 7  1/4% debentures, is properly tendered in the exchange offer, we will accept your debentures for exchange subject to pro-rata adjustment, according to the amount of debentures tendered by each debenture holder.

      The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of debentures in any jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of that jurisdiction.

      Our board of directors and officers do not make any recommendation to the holders of debentures as to whether or not to exchange all or any portion of their debentures. In addition, we have not authorized anyone to make any recommendation. You must make your own decision whether to tender your debentures for exchange and, if so, the amount of debentures to tender.

Expiration date

      The expiration date for the offer is 5:00 p.m., New York City time, (10:00 p.m., London time), on July 27, 2001, unless we extend the offer. We may extend this expiration date for any reason. The last date on which tenders will be accepted, whether on July 27, 2001 or any later date to which the exchange offer may be extended, is referred to as the expiration date.

Extensions; Amendments

      We expressly reserve the right, in our discretion, for any reason to:

•	delay the acceptance of debentures tendered for exchange, subject to the requirement that we promptly issue exchange notes or return tendered debentures after expiration or withdrawal of the exchange offer;

•	extend the time period during which the exchange offer is open, by giving oral or written notice of an extension to the holders of debentures in the manner described below; during any extension, all debentures previously tendered and not withdrawn will remain subject to the exchange offer;

•	waive any condition or amend the terms of the exchange offer other than the condition that the registration statement becomes effective under the Securities Act; and

•	terminate the exchange offer, as described under “Conditions for completion of the exchange offer” below.

      If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of five to ten business days.

      We will give oral or written notice of any (1) extension, (2) amendment, (3) non-acceptance or (4) termination to the holders of the debentures as promptly as practicable. In the case of any extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time (2:00 p.m., London time), on the next business day after the previously scheduled expiration date.

Procedures for tendering 6  3/8% and 7  1/4% debentures and 6% debentures held in registered form

      Your tender to us of debentures and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

      Tender of Debentures Held Through a Custodian. If you are a beneficial holder of the debenture that are held of record by a custodian bank, depository institution, broker, dealer, trust company or other nominee, you must instruct the custodian, or such other record holder, to tender the debentures on your behalf. Your custodian will provide you with their instruction letter which you must use to give these instructions.

      Tender of Debentures Held Through DTC. Any beneficial owner of debentures held of record by The Depository Trust Company (“DTC”) or its nominee, through authority granted by DTC may direct the DTC participant through which the beneficial owner’s debentures are held in the DTC to tender on such beneficial owner’s behalf. To effectively tender debentures that are held through DTC, DTC participants should transmit their acceptance through the Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible, and the DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. Delivery of tendered debentures must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below. No letters of transmittal will be required to tender debentures through ATOP.

      In addition, the exchange agent must receive:

•	a completed and signed letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system indicating the principal amount of debentures to be tendered and any other documents, if any, required by the letter of transmittal; and

•	prior to the expiration date, a confirmation of book-entry transfer of such debentures, into the exchange agent’s account at DTC, in accordance with the procedure for book- entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

      Your debentures must be tendered by book-entry transfer. The exchange agent will establish an account with respect to the debentures at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC must make book-entry delivery of debentures by having DTC transfer such debentures into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although your debentures will be tendered through the DTC facility, the letter of transmittal, or facsimile, or an electronic confirmation pursuant to DTC’s ATOP system, with any required signature guarantees and any other required documents, if any, must be transmitted to and received or confirmed by the exchange agent at its address set forth below under “Exchange agent,” prior to 5:00 p.m., New York City time (10:00 p.m., London time), on the expiration date. You or your broker must ensure that the exchange agent receives an agent’s message from DTC confirming the book-entry transfer of your debentures. An agent’s message is a message transmitted by DTC and received by the exchange agent that forms a part of the book-entry confirmation which states that DTC has received an express acknowledgement from the participant in DTC tendering the debentures that such participant agrees to be bound by the terms of the letter of transmittal. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

      If you are an institution which is a participant in DTC’s book-entry transfer facility, you should follow the same procedures that are applicable to persons holding debentures through a financial institution.

      Do not send letters of transmittal or other exchange offer documents to us, Robertson Stephens, the dealer manager, or D.F. King & Co., Inc., the information agent.

      It is your responsibility that all necessary materials get to The Bank of New York, the exchange agent, before the expiration date. If the exchange agent does not receive all of the required materials before the expiration date, your debentures will not be validly tendered.

      Any debentures not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

      We will have accepted the validity of tendered debentures if and when we give oral or written notice to the exchange agent. The exchange agent will act as the tendering holders’ agent for purposes of receiving the exchange notes from us. If we do not accept any tendered debentures for exchange because of an invalid tender or the occurrence of any other event, the exchange agent will return those debentures to you without expense, promptly after the expiration date via book-entry transfer through DTC.

Special procedures for tendering bearer 6% debentures

      Substantially all of the 6% debentures are issued in bearer form, with interest coupons attached (“bearer 6% debentures”). Holders of bearer 6% debentures whose tendered debentures are accepted in the exchange offer will receive exchange notes in registered form. Exchange notes will not be issued in bearer form.

      Holders of bearer 6% debentures must tender the entire principal amount evidenced by a bearer debenture certificate. A partial tender of a bearer 6% debenture certificate will not be accepted.

      A holder of bearer 6% debentures wishing to tender bearer 6% debentures in the exchange offer must, at or before 10:00 p.m., London time, on the expiration date, comply with one of the following procedures:

      (a)  Deliver a duly completed letter of transmittal for bearer debentures together with the bearer 6% debentures to the exchange agent at its London address as set forth below and at the end of this prospectus. Bearer 6% debentures acquired by us in the exchange offer must include all unmatured coupons.

      (b)  In the case of bearer 6% debentures held through the Euroclear or Clearstream (formerly known as CEDEL S.A.), book-entry delivery facilities, a holder wishing to tender bearer 6% debentures must first arrange for an electronic instruction to be sent to Euroclear or Clearstream in accordance with their normal procedures instructing either Euroclear or Clearstream, as the case may be, to tender bearer 6% debentures on the holder’s behalf.

      (c)  Alternatively (in the case of bearer 6% debentures held through Euroclear or Clearstream) the direct accountholder in either Euroclear of Clearstream may submit a letter of transmittal to the exchange agent and simultaneously irrevocably instruct Euroclear or Clearstream, as the case may be to:

1.	block any attempt to transfer the tendered bearer 6% debentures on or prior to the exchange date for the bearer 6% debentures accepted in the exchange offer;

2.	debit its account on the exchange date in respect of all bearer 6% debentures tendered (or in respect of such lesser portion of such bearer 6% debentures as shall be accepted in the exchange offer), upon receipt of an instruction by the exchange agent to have bearer 6% debentures, including all unmatured coupons, delivered to Citibank, N.A., the Trustee for the 6% debentures, for cancellation (but subject to the automatic withdrawal of the relevant portion of such irrevocable instructions in the event that the letter of transmittal is withdrawn or revised by the direct accountholder prior to 10:00 p.m., London time, on the expiration date, in each case as notified to Euroclear or Clearstream, as the case may be, by the exchange agent on or before the payment);

3.	authorize Euroclear or Clearstream to disclose the name of the direct accountholder and information about the foregoing instructions to the exchange agent; and

4.	confirm that the direct accountholder is concurrently delivering a letter of transmittal to the exchange agent tendering bearer 6% debentures in the exchange offer.

      Any holder of bearer 6% debentures tendering bearer 6% debentures under these procedures must ensure that the instructions transmitted through the Euroclear or Clearstream accountholder can be allocated to the exchange offer. Holders must submit a separate set of instructions for each letter of transmittal submitted, and the instructions so transmitted must cover the entire aggregate principal amount of bearer 6% debentures tendered pursuant to such letter of transmittal, notwithstanding any pro rata reduction in the aggregate principal amount of bearer 6% debentures accepted as a result of the tender of more than the maximum principal amount of 6% debentures to be accepted for exchange. To the extent that instructions cannot be reconciled with the terms of the exchange offer, the tender may be deemed not to have been properly submitted.

      Any letter of transmittal for a tender of the bearer 6% debentures must be completed by a direct accountholder in Euroclear or Clearstream through which the bearer 6% debentures are held. In the case of bearer 6% debentures not held through an account with Euroclear or Clearstream, a bearer 6% debenture holder wishing to tender bearer 6% debentures in the exchange offer must first arrange to have the bearer 6% debentures held through this type of account, either in the name of the bearer 6% debenture holder or in the name of a bank or financial institution acting on behalf of the bearer 6% debenture holder. In addition, the direct accountholder in Euroclear or Clearstream completing the letter of transmittal must deliver to Euroclear or Clearstream, as the case may be, by tested telex or according to their normal procedures, (a) irrevocable instructions to (i) block any attempt to transfer the bearer 6% debentures on or prior to the exchange date for the bearer 6% debentures and (ii) debit its account on the exchange date in respect of all the bearer 6% debentures (or in respect of such lesser portion of the bearer 6% debentures as shall be accepted for exchange), upon receipt of an instruction by the exchange agent (but subject to the automatic withdrawal of the relevant portion of such irrevocable instruction in the event that the exchange offer is terminated by us or the letter of transmittal is withdrawn or revised by the direct accountholder prior to 10:00 p.m. London time, on the expiration date, in each case as notified to Euroclear or Clearstream, as the case may be, by the exchange agent on or before the payment date), (b) an irrevocable authorization to disclose the name of the direct accountholder and information about the foregoing instructions and (c) a confirmation that the direct accountholder is concurrently delivering a letter of transmittal tendering the bearer 6% debenture to the exchange agent (all of the foregoing being collectively referred to herein as “bearer 6% debenture instructions”). Any bearer 6% debenture holder tendering bearer 6% debentures must ensure that the bearer 6% debenture instructions transmitted through the Euroclear or Clearstream accountholder can be allocated to the tender in the exchange offer. To the extent that bearer 6% debenture instructions cannot be reconciled with the tender, the tender will be deemed not to have been properly submitted.

      Neither we, the dealer manager, the exchange agent nor the information agent will be responsible for the communication of tenders by bearer 6% debentures holders to the direct accountholders in Euroclear or Clearstream through which they hold bearer 6% debentures or by such accountholders to the exchange agent, Euroclear or Clearstream.

      Bearer 6% debenture holders will not be responsible for the payment of any fees or commissions to the exchange agent, or the dealer manager. Bearer 6% debenture holders should, however, consult with the direct accountholders in Euroclear or Clearstream as to any transaction fees.

Our interpretations are binding

      We will determine in our sole discretion, all questions as to the validity, form, eligibility and acceptance of debentures tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of any particular debentures not properly tendered or to not accept any particular debenture which acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular debentures either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender debentures in the exchange offer. Our interpretation of the terms and conditions of the exchange offer as to any particular debenture either before or after the expiration date, including the letter of transmittal and the instructions to such letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of debentures for exchange must be cured within such reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of debentures for exchange, nor shall any of them incur any liability for failure to give such notification.

Acceptance of debentures for exchange; Delivery of exchange notes

      Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all debentures properly tendered, and will issue the exchange notes promptly after acceptance of the debentures. The discussion under the heading “Conditions for completion of the exchange offer” provides further information regarding the conditions to the exchange offer. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered debentures for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly after giving such notice.

      For each $1,000 principal amount of debentures accepted for exchange, the holder of the debentures will receive exchange notes having a principal amount of $1,000 for each $1,000 principal amount of 6% debentures accepted, and $1,000 principal amount of exchange notes for each $2,000 principal amount of 6  3/8% or 7  1/4% debentures accepted. In addition, you will have the opportunity to participate in the cash offering of up to $25.0 million principal amount of exchange notes. The exchange notes will bear interest from the issue date, which will be the date immediately after the expiration date of the exchange offer. Debentures accepted for exchange will accrue interest through the expiration date of the exchange offer.

      In all cases, issuance of exchange notes for debentures that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such debentures into the exchange agent’s account at the DTC book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or an electronic confirmation of the submitting holder’s acceptance through DTC’s ATOP system; and

•	all other required documents, if any.

      If we do not accept any tendered debentures for any reason set forth in the terms and conditions of the exchange offer, or if debentures are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged debentures tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility will be returned in accordance with the book-entry procedures described above, and the debentures that are not to be exchanged will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer. Euroclear and Clearstream each maintain an account with DTC.

Guaranteed delivery procedures

      If you desire to tender your debentures and you cannot complete the procedures for book-entry transfer set forth above on a timely basis, you may still tender your debentures if:

•	your tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent received from the eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of such letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, that:

(a) sets forth the name and address of the holder of debentures and the amount of debentures tendered;

(b) states that the tender is being made thereby; and

(c) guarantees that within three NYSE trading days after the expiration date a book-entry confirmation and any other documents required by the letter of transmittal, if any, will be deposited by the eligible institution with the exchange agent; and

•	book-entry confirmation and all other documents, if any, required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the expiration date.

Withdrawal rights

      You may withdraw your tender of debentures at any time prior to 5:00 p.m., New York City time, on the expiration date. If you have tendered debentures that we have not yet accepted for exchange, you may withdraw your debentures at any time after August 24, 2001.

      For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth below under the heading “Exchange agent” prior to 5:00 p.m. New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who tendered the debentures to be withdrawn;

•	contain a statement that you are withdrawing your election to have your debentures exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the debentures were tendered, including any required signature guarantees; and

•	if you have tendered your debentures in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn debentures and otherwise comply with the procedures of such facility.

      Any debentures that have been tendered for exchange, but which are not exchanged for any reason, will be credited to an account maintained with the book-entry transfer facility for the debentures, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn debentures may be retendered by following the procedures described under the heading “Procedures for tendering debentures” and “Special procedures for tendering bearer 6% debentures,” above, as the case may be, at any time on or prior to 5:00 p.m. New York City time (10:00 p.m., London time), on the expiration date.

Conditions for completion of the exchange offer

      We will not accept debentures for exchange notes and may terminate or not complete the exchange offer if the registration statement covering the exchange offer is not effective under the Securities Act. In addition, the exchange offer is conditioned upon the tender of a majority of the principal amount of outstanding debentures which we are offering to acquire, which condition may be waived or amended.

      We may not accept debentures for exchange and may terminate or not complete the exchange offer if:

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

•	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to us;

•	any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least twenty percent in either the Dow Jones Average of Industrial stocks or the Standard & Poor’s 500 Index from the date of this prospectus;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

•	a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer;

•	if any of the situations described above existed at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer;

•	any tender or exchange offer, other than this exchange offer by us, with respect to some or all of our outstanding common stock or any merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity;

•	any event or events occur that have resulted or may result, in our judgment, in an actual or threatened change in our business condition, income, operations, stock ownership or prospects and our subsidiaries, taken as a whole;

•	as the term “group” is used in Section 13(d)(3) of the Securities Exchange Act;

•	any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the expiration date of the exchange offer;

•	any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional common stock constituting more than 2% of our outstanding shares; or

•	any new group shall have been formed that beneficially owns more than 5% of our outstanding shares of common stock which in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or with such acceptance for exchange of shares.

      If any of the above events occur, we may:

•	terminate the exchange offer and promptly return all tendered debentures to tendering debenture holders;

•	extend the exchange offer and, subject to the withdrawal rights described in “Withdrawal rights,” above, retain all tendered debentures until the extended exchange offer expires;

•	amend the terms of the exchange offer; or

•	waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

      The conditions are for our sole benefit. We may assert these conditions with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to them. We may waive any condition in whole or in part in our discretion. Our failure to exercise our rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. Any determination by us concerning the conditions described above will be final and binding upon all parties. All such conditions to the exchange offer, other than those subject to applicable law, will be either satisfied or waived by us on or before the expiration of the exchange offer. There are no federal or state regulatory requirements that must be met, except for requirements under applicable securities laws.

      If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of five to ten business days.

      If a stop order issued by the SEC is in effect with respect to the registration statement of which this document is a part, we will not accept any debentures tendered and we will not exchange for any exchange notes.

Fees and expenses

      Robertson Stephens is acting as the dealer manager in connection with the exchange offer. Robertson Stephens will receive a fee in the manner described below for its services as dealer manager, in addition to being reimbursed for its out-of-pocket expenses, including attorneys’ fees, in connection with the exchange offer. Robertson Stephens’ fees will be payable if and when the exchange offer is completed.

      Robertson Stephens’ fee will be calculated based on a sliding scale as a percentage of incremental principal amount of debentures tendered above specified thresholds. The fee scale ranges from $5.00 per $1,000 principal amount up to a maximum of $50.00 per $1,000 principal amount if more than 72.3% of the aggregate principal amount of the debentures are tendered. Based on the foregoing fee structure, if the maximum number of outstanding debentures which we have offered to accept for exchange are in fact exchanged in the exchange offer, Robertson Stephens will receive an aggregate fee of approximately $2.26 million, or 1.66%, of the aggregate principal amount of debentures currently outstanding. This fee will be paid in the form of exchange notes.

      Robertson Stephens will also be reimbursed for its reasonable out-of-pocket expenses incurred in connection with the exchange offer (including the reasonable fees and disbursements of counsel), whether or not the transaction closes.

      We have agreed to indemnify Robertson Stephens against specified liabilities relating to or arising out of the offer, including civil liabilities under the federal securities laws, and to contribute to payments which Robertson Stephens may be required to make in respect thereof. However, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Robertson Stephens may from time to time hold debentures, exchange notes and our common stock in its proprietary accounts, and to the extent it owns debentures in these accounts at the time of the exchange offer, Robertson Stephens may tender these debentures.

      We will enter into a registration rights agreement with Robertson Stephens with respect to the exchange notes to be issued to Robertson Stephens for payment of their fees in connection with the issuance of the exchange notes.

      We have retained D.F. King & Co., Inc., to act as the information agent and The Bank of New York to act as the exchange agent in connection with the exchange offer. The information agent may contact holders of debentures by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee debenture holders of existing notes to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

      Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the principal amount of debentures tendered under the exchange offer.

      We will not pay any fees or commissions to any broker or dealer, or any other person, other than Robertson Stephens or a soliciting dealer as described below, for soliciting tenders of debentures under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Payment of solicitation fee

      We will pay to soliciting dealers a solicitation fee of $2.50 per $1,000 of debentures tendered and accepted for exchange in the exchange offer. As used herein, a “soliciting dealer” is an entity covered by a letter of transmittal which names the dealer as having solicited and obtained the tender, and is:

•	any broker or dealer in securities, excluding the dealer manager, which is a member of any national securities exchange or of the National Association of Securities Dealers, Inc. (“NASD”);

•	any foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD’s Rules of Fair Practice in soliciting tenders outside the United States to the same extent as though it were an NASD member; or

•	any bank or trust company.

      No such fee shall be payable to a soliciting dealer with respect to the tender of debentures by a holder unless the letter of transmittal accompanying such tender designates such soliciting dealer. No such fee shall be payable to a soliciting dealer in respect of debentures registered in the name of such soliciting dealer unless such debentures are held by such soliciting dealer as nominee and the debentures are being tendered for the benefit of one or more beneficial owners identified on the letter of transmittal. No such fee shall be payable to a soliciting dealer if such soliciting dealer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No such fee shall be paid to a soliciting dealer with respect to debentures tendered for such soliciting dealer’s own account. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of us, DTC, the dealer manager or the information agent for purposes of the exchange offer.

Legal limitation

      The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time, and from time to time.

      In addition, we will not accept for exchange any debentures tendered, and no exchange notes will be issued in exchange for any such debentures, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange agent

      The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of its addresses as set forth below. Questions, requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

For registered 6% debentures, 6  3/8% debentures and 7  1/4% debentures

By Hand or Overnight Courier:	By Registered or Certified Mail:
The Bank of New York	The Bank of New York
101 Barclay Street	101 Barclay Street
New York, New York 10286	New York, New York 10286
Attention: Securities Processing Windows	Attention: Diane Amoroso
Reorganizations, Floor 7-E	Reorganizations, Floor 7-E

By Facsimile Transmission:

(212) 815-6339

Confirm by Telephone:

(212) 815-3738

For bearer 6% debentures

By Mail, Overnight Delivery or Hand Delivery:

The Bank of New York
30 Cannon Street
London EC4M 6XH
England
Attention: Huriye Davey
Telephone 44-207-964-6582
Attention: Julie McCarthy
Telephone 44-207-964-6513
Fax 44-207-964-6369

      If you deliver the letter of transmittal to an address other than as set forth above or transmission of instructions via facsimile other than as set forth above, then such delivery or transmission does not constitute a valid delivery of such letter of transmittal.

Fees and expenses

      The aggregate fees and expenses to be incurred in connection with the exchange offer and the cash offer, assuming maximum debenture holder participation, we estimate will be approximately $5.7 million and will be paid by us.

CASH OFFER OF ADDITIONAL EXCHANGE NOTES

      In addition to the exchange offer, we are offering to only those holders of debentures which are tendered and accepted in the exchange offer the right to purchase up to $25.0 million aggregate principal amount of additional exchange notes for cash (the “cash offer”). The exchange notes in the cash offer are identical in all respects to the exchange notes provided in the exchange offer as described in this document under the heading “Description of Exchange Notes.”

      If a holder’s tender of debentures is withdrawn, we will not sell any additional exchange notes for cash to that holder. Offers to purchase additional exchange notes must be in denominations of principal amount of $1,000 and any integral multiple of $1,000.

      You may indicate your interest in purchasing additional exchange notes on the letter of transmittal. If you are a beneficial owner and hold the debentures through a custodian (a broker, dealer, commercial bank, trust company or other nominee), your custodian will provide you with their instruction letter for you to indicate the amount of exchange notes, if any, that you want to purchase.

CAPITALIZATION

      The following table sets forth the consolidated unaudited capitalization of Coeur d’Alene Mines Corporation at March 31, 2001, and as adjusted to give effect to:

•	the issuance of $71.34 million of the exchange notes in the exchange offer in exchange for 25% of the 6% debentures and 80% of the 6 3/8% and 7 1/4% debentures;

•	the issuance for cash of an additional $25.0 million of exchange notes;

•	the issuance of $2.26 million of exchange notes to the dealer manager for payment of its fees in connection with the exchange offer; and

•	our recognition of an extraordinary gain of approximately $61.5 million, net of tax, on the early extinguishment of debt based on the maximum amount of debentures which we are offering to acquire being tendered and accepted by us in the exchange offer.

      The following table also sets forth the proforma unaudited capitalization at March 31, 2001 which gives effect to our acquisition during April 2001 of $11.02 million amount of 7  1/4% debentures in exchange for 4,257,618 shares of our common stock, resulting in an extraordinary gain of $5.7 million.

      If the maximum amount of debentures are not validly tendered or accepted in the exchange offer, the amount attributed to the exchange notes would decrease and the amount attributed to the debentures would increase. Furthermore, the extraordinary gain on the early extinguishment of debt would be reduced.

      The financial data at March 31, 2001 in the following table are derived from our unaudited financial statements for the three months ended March 31, 2001.

	March 31, 2001 (unaudited)

	Actual	Proforma	As Adjusted

	(In thousands)

Long-term debt, including current portion:

13 3/8% Convertible Senior Subordinated Notes due 2003	$—	$—	$98,600

6% Convertible Subordinated Debentures due 2002	26,096	26,096	19,572

6 3/8% Convertible Subordinated Debentures due 2004	92,860	92,860	18,572

7 1/4% Convertible Subordinated Debentures due 2005.	80,198	69,180	13,836

Other long-term liabilities	24,020	24,020	24,020

Total long term debt including current portion and other long-term liabilities	223,174	212,156	174,600

Shareholders’ equity:

Common Stock, $1.00 par value per share; authorized 125,000,000 shares; (including 1,059,211 shares held as treasury stock)(1)(2)	39,900	44,158	44,158

Capital surplus	387,732	388,496	388,496

Accumulated deficit	(403,000)	(397,282)	(335,813)

Repurchased and nonvested shares	(13,190)	(13,190)	(13,190)

Unrealized gain on short-term investments	243	243	243

Total shareholders’ equity	11,685	22,425	83,894

Total capitalization	$234,859	$234,581	$258,494

(1)	Outstanding shares exclude the shares reserved for issuance upon conversion of the exchange notes and 9,343,411 shares issuable under our executive compensation program, non-employee directors’ stock option plan and debentures.

(2)	As of March 31, 2001, there was 39,900,451 shares issued. Giving effect to the April 2001 exchange of 7 1/4% debentures, the pro forma number of shares issued is 44,158,069. The as adjusted number of shares is 44,158,069.

SELECTED CONSOLIDATED FINANCIAL DATA

      The consolidated operating statement data for the years ended December 31, 1999 and 2000 and the balance sheet data at December 31, 1999 and 2000 are derived from our audited consolidated financial statements audited by Arthur Andersen LLP, independent public accountants, which are included in this prospectus. The consolidated operating statement data for the year ended December 31, 1998 are derived from our audited consolidated financial statements audited by Ernst & Young LLP, independent auditors, which are included in this prospectus. Please refer to the complete consolidated financial statements and the related notes thereto for more information. The selected operating statement data for the years ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996, 1997 and 1998, have been derived from our consolidated financial statements audited by Ernst & Young LLP that are not included in this prospectus. The consolidated operating statement for the quarter ended March 31, 2000 and 2001 and the consolidated balance sheet data as of March 31, 2000 and 2001 are derived from our unaudited consolidated financial statements, and include in our opinion, all adjustments, including normal recurring adjustments, necessary to present fairly the financial information therein. These results are not necessarily indicative of the results that may be expected for future periods.

											Three months ended
											March 31,
	Years ended December 31,										(unaudited)

	1996		1997		1998		1999		2000		2000		2001

	(In thousands, except per share data)

Operating Statement Data:

Revenues:

Sales of metal		$90,724		$131,161		$102,505		$86,318		$93,174		$14,841		$18,006

Other income(1)		13,348		20,739		9,469		22,628		8,032		3,063		16

Total revenues		104,072		151,900		111,974		108,946		101,206		17,904		18,022

Costs and expenses:

Production costs		72,368		103,254		70,163		66,896		86,661		13,467		18,257

Depreciation and depletion		10,166		31,883		28,555		19,620		20,785		4,907		2,817

Administrative and general		11,565		12,910		12,249		9,281		9,714		3,121		2,277

Mining exploration		7,676		7,925		9,241		8,518		9,412		2,140		1,958

Interest expense		3,635		10,253		13,662		16,408		16,999		3,956		3,744

Write-down of mining properties and other(2)		54,416		—		223,597		20,204		21,236		135		217

Total expenses		159,826		166,225		357,467		140,927		164,807		27,726		29,270

Net loss from operations before income taxes		(55,754)		(14,325)		(245,493)		(31,981)		(63,601)		(9,822)		(11,248)

(Provision) benefit for income taxes		1,184		242		(919)		(332)		(348)		(100)		(1)

Loss before extraordinary item		(54,570)		(14,083)		(246,412)		(32,313)		(63,949)		(9,922)		(11,249)

Extraordinary item — early retirement of debt (net of tax of zero)		—		—		12,158		3,990		16,136		87		3,181

Net loss		$(54,570)		$(14,083)		$(234,254)		$(28,323)		$(47,813)		$(9,835)		(8,068)

Net loss attributable to common shareholders		$(62,967)		$(24,615)		$(244,786)		$(38,855)		$(49,993)		$(12,015)		$(8,068)

Basic and Diluted Loss Per Share Data:

Net loss before extraordinary item		$(2.93)		$(1.12)		$(11.73)		$(1.77)		$(1.87)		$(.39)		$(.31)

Extraordinary item — early-retirement of debt (net of tax)		—		—		.55		.16		.46		—		.09

Net loss attributable to common shareholders		$(2.93)		$(1.12)		$(11.18)		$(1.61)		$(1.41)		$(.39)		$(.22)

Cash dividends paid per common share		$.15		$—		$—		$—		$—		$—		$—

Ratio of earnings to fixed charges(3)	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A

Weighted average shares of common stock outstanding		21,465		21,890		21,899		24,185		35,439		30,569		37,308

	December 31,					March 31,
						2001
	1996	1997	1998	1999	2000	(unaudited)

Balance Sheet Data

Total assets	$580,330	$658,702	$365,980	$354,047	$271,377	$259,077

Working capital	179,626	221,610	153,837	157,885	92,982	98,455

Cash, cash equivalents and short-term investments	43,455	213,041	127,335	109,913	53,571	59,843

Long-term liabilities	202,566	298,152	258,340	264,709	228,659	223,174

Shareholders’ equity	346,198	322,089	77,067	68,165	17,440	11,685

(1)	Included in other income for 1999 is a gain of $21.1 million in settlement of a lawsuit.

(2)	Write-down of mining properties and other includes write-downs of our mining properties and assets of $54.4 million in 1996, $218.9 million in 1998, $16.2 million in 1999 and $12.6 million in 2000. An expense of $4.2 million was recorded in 2000 for the settlement of the federal natural resources lawsuit.

(3)	Earnings were insufficient to cover fixed charges by $65.3 million, $18.1 million, $239.1 million, $33.3 million, $63.6 million and $11.2 million and $10.2 million for 1996, 1997, 1998, 1999, 2000 and the three months ended March 31, 2001 and 2000, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our financial statements and related notes included elsewhere in this prospectus. In addition to historical information, this discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward looking statements due to factors including, but not limited to, those factors set forth under “Risk Factors” and elsewhere in this prospectus.

Overview and Industry Background

      We are the largest primary silver producer located in the United States. We also produce gold in our operations, but have made a strategic decision to focus on silver production based on our view that the silver market displays positive fundamentals and that a significant capital market niche exists based on the small number of primary silver producers. In 2000, we produced approximately 11.7 million ounces of silver and approximately 145,000 ounces of gold.

      Primary silver producers account for approximately 15% of the world’s total annual silver supply. The balance of annual silver supply comes from: (i) metals producers who produce silver as a by-product of mining other metals; (ii) governmental sales; (iii) above-ground private inventories; and (iv) existing silver scrap stocks. Primary silver producers are generally unable to influence silver market prices by altering production levels or any other means. Market prices for silver fluctuate widely and are affected by many factors, including general economic conditions, interest rates, inflation expectations, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional political conditions, and other factors.

      We derive our revenues primarily from sales of silver and gold doré and concentrates. Doré is bullion produced by smelting and contains silver, gold and minor amounts of impurities. Concentrate is a material produced in the mining process that contains a high proportion of silver and gold. Our revenues depend primarily on two factors: market prices for silver and gold and the amounts of these metals we produce. Our production levels vary primarily as a result of the grades of ore being mined, the rate of ore processing and the metallurgical recovery rates. We recognize revenue on metal sales when title to silver and gold passes to the purchaser at either the shipment or delivery point, as applicable. The effects of forward sales contracts and purchased put contracts are reflected in revenue at the date the related precious metals are delivered or the contracts expire.

      Our gross margins are a function of market prices for silver and gold and our production costs. We sell silver and gold doré that we produce to bullion banks, which are large commodities traders, primarily at current market prices. We sell our silver and gold concentrates to smelting companies, which are precious metals processors, under long-term contracts. Our production costs vary according to the mining method used at each mine and production levels. We continually evaluate whether we can economically produce silver and gold at each of our mines based on precious metals market prices and production costs, and from time to time we will suspend operations at a mine if market prices fall to levels that make continuing to produce uneconomical. We may continue to produce at certain times even if our production costs exceed prevailing market metals prices, however, because ceasing operations would render us unable to take advantage of future increases in precious metals market prices.

Our Mining Properties

      We own and operate the following mines:

•	the Rochester Mine, an open pit silver and gold mine in Nevada;

•	the Galena Mine, an underground silver mine in the Silver Valley region of Idaho;

•	the Petorca Mine, an underground gold mine in Chile; and

•	the Fachinal Mine, an open pit and underground gold and silver mine in Chile.

      We suspended operations at the Fachinal Mine in the fourth quarter of 2000 in order to evaluate and fully develop the Cerro Bayo high grade gold-silver discovery located on the Fachinal Mine. We currently are endeavoring to sell both the Fachinal and Petorca Mines and plan to suspend operations at Petorca.

      Prior to February 2001, we owned 50% of Gasgoyne Gold Mines NL, an Australian gold mining company, which owns 50% of the Yilgarn Star Mine in Western Australia and various other exploration properties. On February 7, 2001, we sold this interest for A$28.1 million (US$15.6 million).

      On April 28, 1998, we discontinued mining operations at the Golden Cross Mine in New Zealand, in which we had an 80% operating interest.

Total Production and Reserves

      Our total production in the first quarter of 2001 was 2.63 million ounces of silver and 26,678 ounces of gold, compared to 2.60 million ounces of silver and 32,164 ounces of gold in the first quarter of 2000. We estimate that production in 2001 will be approximately 11.5 million ounces of silver and 82,000 ounces of gold. Our total production in 2000 was 11.7 million ounces of silver and 145,000 ounces of gold, compared to 9.6 million ounces of silver and 152,000 ounces of gold in 1999.

      Total estimated proven and probable reserves at December 31, 2000 were approximately 88.1 million ounces of silver and 2.4 million ounces of gold, compared to silver and gold reserves at December 31, 1999 of approximately 89.3 million ounces and 2.6 million ounces, respectively.

SFAS 121 Impairment Reviews; Write-down of Mining Properties

      In accordance with Statement of SFAS 121, we review the carrying value of our assets whenever events or changes in circumstances indicate that the carrying amount of our assets may not be fully recoverable. Generally, SFAS 121 provides that an asset impairment exists if the total amount of the undiscounted estimated future cash flows of the asset are less than the carrying value of the asset. If it is determined that impairment exists, the amount of the impairment loss that should be recorded, if any, is the amount by which the carrying value of the asset exceeds its fair value.

      As of December 31, 2000, due to the continuing low prices of silver and gold, we reviewed the carrying value of all our properties using long-term prices starting at $275 and increasing to $300 per ounce for gold and $4.90 increasing to $5.50 per ounce for silver. As a result of this review, we determined that the undiscounted estimated future cash flows were sufficient to fully recover the carrying value of our investments and therefore recorded no SFAS 121 write-downs. During the year ended December 31, 1999, based on an assumed gold price of $325 per ounce and a silver price of $5.50 per ounce, we recorded a SFAS 121 write-down of $16.2 million to our investment in Gasgoyne.

Results of Operations

Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

      Revenues. Despite sharply lower realized silver and gold prices, product sales in the first quarter of 2001 increased by $3.2 million, or 21%, from the first quarter of 2000 to $18.0 million. The increase in sales was primarily attributable to increased production of silver and concentrate inventory sales from the Galena and Petorca Mines. In the first quarter of 2001, we produced a total of approximately 2.6 million ounces of silver and approximately 27,000 ounces of gold compared to approximately 2.6 million ounces of silver and approximately 32,000 ounces of gold in the first quarter of 2000. In the first quarter of 2001, we realized average silver and gold prices of $4.52 and $270 per ounce, respectively, compared with realized average prices of $5.19 and $342 per ounce, respectively, in the prior year’s first quarter. The decline in gold production was due primarily to the sale of our interest in Gasgoyne, as well as the lack of production from the Fachinal Mine. This was partially offset by higher gold production at the Rochester and Petorca Mines.

      Interest and other income in the first quarter of 2001 decreased by $3.0 million compared with the first quarter of 2000. The decrease was primarily due to a $1.2 million decrease in gains recorded on the mark to market adjustment for the call option portion of our hedge program and a decline in interest income received of $700,000 as a result of lower interest rates and lower cash balances.

      Costs and Expenses. Production costs in the first quarter of 2001 increased by $4.8 million, or 36%, from the first quarter of 2000 to $18.3 million. The increase in production costs was primarily a result of higher production levels that resulted in increased sales for the first quarter of 2001 over the first quarter of 2000.

      Depreciation, depletion and amortization expense decreased in the first quarter of 2001 by $2.1 million, or 43%, from the prior year’s first quarter, primarily due to the lack of depletion or amortization charges taken at the Fachinal Mine due to temporary suspension of operations, and no depletion associated with the Yilgarn Star Mine where we sold our interest effective December 31, 2000.

      Administrative and general expenses decreased $800,000 in the first quarter of 2001 compared to 2000, due to decreased annual incentive awards in 2001.

      Net Loss. Our loss before income taxes and extraordinary items was $11.2 million in the quarter ended March 31, 2001, compared to a loss of $9.8 million in the quarter ended March 31, 2000. We reported an income tax provision of $1,000 for the quarter ended March 31, 2001, compared to $100,000 for the quarter ended March 31, 2000. In the quarters ended March 31, 2001 and March 31, 2000, we recorded an extraordinary gain on early retirement of debt (net of taxes) of $3.2 million and $87,000, respectively. We reported a net loss attributable to common shareholders of $8.1 million, or $0.22 per share, for the quarter ended March 31, 2001 compared to $12.0 million, or $0.39 per share, in the quarter end March 31, 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Revenues. Sales of concentrates and doré increased by $6.9 million, or 7.9%, for the year ended December 31, 2000 as compared to the same period of 1999, primarily as a result of higher silver production levels at the Rochester and Galena mines, offset in part by decreases in the realized silver price and the amount of gold produced. During 2000, we produced a total of 11.7 million ounces of silver and 145,000 ounces of gold compared to 9.6 million ounces of silver and 152,000 ounces of gold in 1999.

      Spot silver and gold prices averaged $5.00 and $279 per ounce, respectively, in 2000 compared to $5.25 and $279 per ounce, respectively, in 1999. During 2000, we realized average silver and gold prices of $4.94 and $307 per ounce, respectively, compared with realized prices of $5.23 and $319 per ounce, respectively, in 1999.

      Interest and other income decreased by $14.6 million, or 65%, in 2000 as compared to 1999. The decrease was primarily due to a $21.1 million net gain from the favorable settlement in the third quarter of 1999 of a lawsuit with Cyprus Minerals Company relating to the Golden Cross Mine, reduced by a loss of $4.3 million arising from the non-cash mark to market adjustment on gold call options sold by us.

      Costs, Expenses and Write-downs. The following table sets forth year 2000 versus year 1999 costs, expenses and write-downs.

($ millions)

      For the year ended December 31, 2000, total expenses increased by $23.9 million. The increase was primarily attributable to the increased production costs as a result of the increase in ownership of the Galena Mine and increased production costs at the Fachinal and Petorca Mines.

      Production costs increased by $19.8 million in 2000. The increase was primarily due to increased ownership of the Galena Mine from 50% to 100% in September 1999 and increased cash costs per ounce at the Fachinal and Petorca Mines. Depreciation and depletion expense increased $1.2 million in 2000 compared to 1999, primarily due to higher production at the Rochester and Galena Mines. Administrative and general expenses increased $400,000 in 2000, 5% above 1999. Exploration expense for 2000 increased by $900,000, or 10%, compared to 1999 due to increased pre-feasibility expenditures at the San Bartolomé silver project in Bolivia.

      Cash costs per ounce of silver equivalent at the Rochester Mine decreased to $3.90 per ounce in 2000 compared to $3.97 per ounce in 1999. The decrease was due to operating improvements that included increasing the capacity of the conveyor system and the crushing process as well as increasing solution flow on the leach pad by approximately 15%. Cash costs at the Galena Mine were $4.59 per silver ounce in 2000 compared to $5.09 in 1999. The decrease was primarily a result of improved ore grades from more productive vein structures at depth and an increase in mill throughput. Cash costs at the Petorca Mine in 2000 averaged $345 per ounce of gold versus $271 in 1999. The increase was the result of the mining of lower grade ore, partially offset by increases in tons mined and in mill throughput. Cash costs at the Fachinal Mine were $447 per ounce for the year ended December 31, 2000 compared to $304 per ounce in the previous year. The increase was primarily due to a shortfall in production partially due to lower ore grades and a reduction in tons milled, but mainly due to severe winter weather conditions that affected most of southern Chile. The cash costs at the Yilgarn Star Mine for the year ended December 31, 2000 were $227 per gold ounce compared to $287 per gold ounce for 1999. The reduction in cash costs was achieved in spite of the scheduled mining of lower grade ore, by implementing operating improvements to the crushing circuit, and a weaker Australian dollar.

      Write-downs of mining properties and other expenses amounted to $21.2 million in 2000, primarily as a result of:

•	a write-down of $12.2 million reflecting the excess book value of our shares in Gasgoyne above the $15.6 million price for which we sold such shares on February 7, 2001; and

•	recognition of $4.2 million in connection with the settlement of the federal natural resources lawsuit, of which $3.9 million represents payments to be made by us to the U.S. Government and the balance consisted of estimated land transfer expenses, minor clean-up costs and legal fees. Write-downs of mining properties and other expenses in 1999 amounted to $20.2 million primarily as a result of the $16.2 million SFAS 121 impairment write-down of the Yilgarn Star Mine.

      Net Loss. Our loss before income taxes and extraordinary items was $63.6 million in 2000 compared to a loss before income taxes and extraordinary items of $32.0 million in 1999. We reported an income tax provision of $300,000 for 2000 and 1999. In 2000, we recorded an extraordinary gain on the early retirement of debt (net of taxes) of $16.1 million and paid $2.2 million in preferred stock dividends. As a result, we reported a net loss attributable to common shareholders of $50.0 million, or $1.41 per share in 2000, compared to $38.9 million, or $1.61 per share in 1999. The reduced per share amount of the net loss attributable to common shareholders in 2000, notwithstanding the increased total dollar amount of such net loss, was due to the increase in the weighted average number of shares of common stock outstanding during 2000.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Revenues. Sales of concentrates and doré decreased by $16.2 million, or 15.8%, for the year ended December 31, 1999 as compared to the same period of 1998 primarily as a result of lower production levels at Rochester and Fachinal mines and a decreased realized silver price. During 1999, we produced a total of approximately 9.6 million ounces of silver and approximately 152,000 ounces of gold compared to approximately 10.7 million ounces of silver and approximately 210,000 ounces of gold in 1998.

      Spot silver and gold prices averaged $5.25 and $279 per ounce, respectively, in 1999 compared to $5.53 and $294 per ounce in 1998. During 1999, we realized average silver and gold prices of $5.23 and $319, respectively, compared with realized prices of $5.37 and $312 in 1998.

      Interest and other income increased by $13.2 million, or 139%, in 1999 compared to 1998. The increase was primarily the result of the receipt of $21.1 million in net proceeds from the favorable settlement in the third quarter of 1999 of our lawsuit against Cyprus Minerals Company relating to the Golden Cross mine, offset by a loss of $4.3 million arising from the non-cash mark to market adjustment on gold call options sold by us.

      Costs, Expenses and Write-downs. The following table sets forth year 1999 versus year 1998 costs, expenses and write-downs.

($ millions)

      For the year ended December 31, 1999, total expenses decreased by $216.5 million. The decrease was primarily attributable to the fact that during the fourth quarter of 1998, we recorded $218.9 million of write-downs of the Petorca and Fachinal Mines and the Kensington property as well as an adjustment of $4.2 million to the closure accrual at Golden Cross Mine, compared to the $16.2 million write-down of our investment in Gasgoyne in 1999.

      Production costs decreased by $3.3 million in 1999. The decrease was primarily due to lower production levels in 1999. Depreciation and depletion decreased $9.0 million in 1999 compared to 1998, primarily due to lower production and the reduction in carrying value at the Fachinal mine in 1998. Administration and general expenses decreased $3.0 million in 1999, or 24% below 1998. The decrease was due to the implementation of a comprehensive cost reduction program. Exploration expense for 1999 decreased by $700,000, or 8%, under 1998.

      The cash costs per ounce of silver equivalent at the Rochester mine decreased to $3.97 in 1999 compared to $4.07 per ounce in 1998. The decrease was due to a lower strip ratio in the open pit in 1999. Cash costs at the Galena Mine were $5.09 per silver ounce in 1999 compared to $4.39 in 1998. Cash costs at the Petorca Mine in 1999 averaged $271 per ounce of gold versus $336 in 1998. The decrease was the result of improved productivity following implementation of a modified mining plan. Cash costs at Fachinal were $304 per ounce for the year ended December 31, 1999 compared to $314 per ounce in the previous year. The decrease was primarily a result of cost savings programs implemented in 1999. The cash costs at the Yilgarn Star Mine for the year ended December 31, 1999 were $287 per gold ounce compared to $215 per gold ounce for 1998. The increase resulted from: the planned transition from open pit mining to higher cost underground mining, reduced ore grade and throughput, particularly in the fourth quarter; and flooding of portions of the underground mine by unusually heavy rains which delayed the development and extraction of higher-grade ore.

      Net Loss. Our loss before income taxes and extraordinary items was $32.0 million in 1999 compared to a loss of $245.5 million in 1998. We reported an income tax provision of $300,000 for 1999, compared to $900,000 in 1998. In 1999, we recorded an extraordinary gain on early retirement of debt (net of taxes) of

$4.0 million. We reported a net loss attributable to common shareholders of $38.9 million, or $1.61 per share, in 1999, compared to $244.8 million, or $11.18 per share in 1998.

Liquidity and Capital Resources

      We have primarily financed our operations through the issuance of securities in the capital markets. Our working capital at March 31, 2001 was approximately $98.5 million compared to $93.0 million at December 31, 2000. Our cash, cash equivalents and short term investments amounted to $59.8 million at March 31, 2001 and $53.6 million at December 31, 2000. The ratio of current assets to current liabilities was 5.1 to 1.0 at March 31, 2001 compared to 4.7 to 1.0 at December 31, 2000. We believe our cash resources are adequate to fund our operations for the next twelve months.

      Net cash used in operating activities in the three months ended March 31, 2001 was $6.0 million compared to $7.8 million in the three months ended March 31, 2000. Net cash provided from investing activities in the 2001 period was $16.5 million compared to net cash provided in investing activities of $4.5 million in the prior year’s comparable period. The cash provided in the 2001 period was attributable to net proceeds after working capital adjustments of $14.7 million received from the sale of our interest in Gasgoyne and proceeds from sale of short-term investments and marketable securities of $4.0 million net of purchases in the first three months of 2001, offset by capital expenditures primarily at the Fachinal and Galena Mines, and the Kensington property. Net cash used in financing activities was $300,000 in the first three months of 2001, compared to $2.8 million used in the first three months of 2000. As a result of the above, cash and cash equivalents increased by $10.2 million in the first three months of 2001 compared to a decrease of $6.1 million for the comparable period in 2000.

Insufficiency of Earnings to Cover Fixed Charges.

      Our earnings were inadequate to cover fixed charges for each of the last five years and subsequent interim three-month period. The amounts by which earnings were inadequate to cover fixed charges for such periods were approximately $65.3 million in 1996, $18.1 million in 1997, $239.1 million in 1998, $33.3 million in 1999, $63.6 million in 2000, $10.2 million in the three months ended March 31, 2000 and $11.2 million in the three months ended March 31, 2001. We recorded negative cash flow from operating activities of approximately $23.8 million in the year ended December 31, 2000 and approximately $6.0 million in the three months ended March 31, 2001. The availability in the future of cash flow from operations or working capital to fund the payment of interest on our outstanding debentures and repayment of the principal amount of our outstanding debentures upon maturity will be dependent upon numerous factors that cannot now be predicted, including the results of the exchange offer, silver and gold prices and production levels, the amount of our expenditures for acquisitions as well as mining property development and exploratory activities, the results of our operations and the extent to which our debentures are converted or redeemed.

Recent Debt Retirement Transactions.

      On March 19, 2001, we exchanged 1,787,500 shares of our common stock for $5.0 million principal amount of our 7  1/4% Convertible Subordinated Debentures due 2005, recording an extraordinary gain of $3.2  million in the first quarter of 2001. On April 30, 2001, we announced that we had completed three similar debt retirement transactions, exchanging a total of 4,257,618 shares of our common stock for a principal amount of $11.0 million of our 7  1/4% Convertible Subordinated Debentures due 2005, recording an extraordinary gain of $5.7 million. As a consequence of these latest transactions, our total outstanding convertible debt had been reduced to $188.1 million at April 30, 2001, and annual interest expense will be decreased by approximately $1.2 million.

Federal Natural Resources Action.

      On March 22, 1996, an action was filed in the United States District Court for the District of Idaho by the United States against various defendants, including our company, asserting claims under CERCLA and the Clean Water Act for alleged damages to federal natural resources in the Coeur d’Alene River Basin of

Northern Idaho as a result of alleged releases of hazardous substances from mining activities conducted in the area since the late 1800s.

      On May 16, 2001, the Court approved a settlement agreement between us and the U.S. Government, including the Environmental Protection Agency, the Department of Interior and the U.S. Fish Wildlife Service. Pursuant to the terms of the settlement, we will pay the U.S. Government a total of approximately $3.9 million, of which $3.3 million was paid within 15 days after effectiveness of the settlement and the remaining $600,000 will be paid within 45 days after effectiveness of the settlement. In addition, we will (i) pay the United States 50% of any future recoveries from insurance companies for claims for defense and indemnification coverage under general liability insurance policies in excess of $600,000, (ii) accomplish certain cleanup work on the Mineral Point property (i.e., the former Coeur Mine site) and Caladay property, and (iii) transfer certain real property to be used as a waste repository. Finally, commencing five years after effectiveness of the settlement, if the price of silver exceeds $6.50 per ounce or the price of gold exceeds $325 per ounce, we will be obligated to pay net smelter royalties on our operating properties, up to a maximum of $3 million, amounting to a 2% net smelter royalty on silver production and a $5.00 per ounce net smelter royalty on gold production. The royalty would run for 15 years commencing five years after effectiveness of the settlement. On May 14, 2001, the Court issued a consent decree dismissing the action against us.

      As a result of the settlement, we recorded a charge to other expense of $4.2 million in the fourth quarter of 2000, which includes $3.9 million of settlement payments, the land transfer expenses, clean-up costs and related legal fees.

Lawsuit to Recover Inventory.

      During the first quarter of 2000, Handy & Harman Refining Group, Inc., to which the Rochester Mine had historically sent approximately 50% of its doré, filed for Chapter 11 bankruptcy. We had an inventory at the refinery of approximately 67,000 ounces of silver and 5,000 ounces of gold that has been delivered to certain creditors of Handy & Harman. The doré inventory has a cost basis of $1.8 million. On February 27, 2001, we commenced a lawsuit against Handy & Harman and certain others in the U.S. Bankruptcy Court for the District of Connecticut seeking recovery of the metals and/ or damages. Although we believe we have a basis for full recovery, it is premature to predict the outcome of the lawsuit.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to various market risks as a part of our operations. In an effort to mitigate losses associated with these risks, we may, at times, enter into derivative financial instruments. These may take the form of forward sales contracts, option contracts, foreign currency exchange contracts and interest rate swaps. We do not actively engage in the practice of trading derivative securities for profit. This discussion of our market risk assessments contains “forward looking statements” that contain risks and uncertainties. Actual results and actions could differ materially from those discussed below.

      Our operating results are substantially dependent upon the world market prices of silver and gold. We have no control over silver and gold prices, which can fluctuate widely and are affected by numerous factors, such as supply and demand and investor sentiment. In order to mitigate some of the risk associated with these fluctuations, we will at times, enter into forward sale contracts and/ or, put/ call option contracts to hedge the effects of price fluctuations. We continually evaluate the potential benefits of engaging in these strategies based on current market conditions. We may be exposed to nonperformance by counterparties or, during periods of significant price fluctuation, margin calls as a result of our hedging activities. We historically have sold silver and gold produced by our mines pursuant to forward contracts and at spot prices prevailing at the time of sale. Since 1999, we have not engaged in any silver hedging activities.

      We operate and therefore, incur expenses in Bolivia and Chile. This exposes us to risks associated with fluctuations in the exchange rates, relative to the U.S. dollar, of the currencies involved. As part of our program to manage foreign currency risk, we will enter into foreign currency forward exchange contracts. These contracts enable us to purchase a fixed amount of foreign currency at a predetermined price. Gains and losses on foreign exchange contracts that are related to firm commitments are designated as hedges and are deferred and recognized in the same period as the related transaction. All other contracts that do not qualify as hedges are marked to market and the resulting gains or losses are recorded in income, currently. We continually evaluate the potential benefits of entering into these contracts to mitigate foreign currency risk and proceed when we believe that the exchange rates are favorable.

      All of our long-term debt at March 31, 2000 and December 31, 2000 is fixed rate based. Our exposure to interest rate risk, therefore, is limited to the amount we could pay at current market rates. We currently do not have any derivative financial instruments to offset the fluctuations in the market interest rate.

DESCRIPTION OF EXCHANGE NOTES

General

      We will issue the exchange notes under an exchange notes indenture, dated as of August 1, 2001, between us and The Bank of New York, as exchange notes trustee. The following description is a summary of the material provisions of the exchange notes and the exchange notes indenture. You should refer to the actual terms of the exchange notes and the exchange notes indenture for the definitive terms and conditions, a copy of which has been filed as an exhibit to this registration statement. This summary is subject to and is qualified by reference to all the provisions of the exchange notes indenture. As used in this “Description of Exchange Notes” section, references to “Coeur d’Alene Mines,” “we,” “our” or “us” refer solely to Coeur d’Alene Mines Corporation and do not include any current or future subsidiary of Coeur d’Alene Mines Corporation.

      The exchange notes will be unsecured senior subordinated obligations of Coeur d’Alene Mines. The exchange notes are subordinated to all our senior debt, but senior in right of payment to the debentures. Neither we nor our subsidiaries are prohibited from incurring debt under the exchange notes indenture. There are no financial covenants in the exchange notes indenture. The exchange notes are effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries.

Principal, Maturity and Interest

      The exchange notes will bear interest at 13 3/8% per year and will mature on December 31, 2003.

      We are offering to issue up to $98,600,000 aggregate principal amount of exchange notes, which amount includes:

•	$71,340,000 aggregate principal amount to be issued in the exchange offer, assuming 25% of the outstanding 6% debentures and 80% of the outstanding 6 3/8% debentures and 7 1/4% debentures are tendered and accepted in the exchange offer;

•	up to an additional $25,000,000 aggregate principal amount to be issued for cash to holders of debentures tendered and accepted in the exchange offer; and

•	up to an additional $2,260,000 aggregate principal amount to be issued to Robertson Stephens as a fee for its services as dealer manager in the exchange offer.

      We will pay interest on the exchange notes semi-annually on June 30, and December 31 to record holders at the close of business on June 15 and December 15, respectively. Interest will be payable in cash, common stock or a combination of cash and common stock, at our option. If we elect to pay interest in common stock, the shares of common stock will be valued at 90% of the average of the closing prices for the five trading days immediately preceding the second trading day prior to the interest payment date. We will provide holders notice of our election to pay interest in common stock instead of cash no later than the record date prior to such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      We will pay principal and interest on the exchange notes at the office or agency we maintain for such purpose in the Borough of Manhattan, The City of New York, which shall initially be the office of the exchange notes trustee. At our option, however, we may pay interest by check mailed to your address as it appears in the exchange notes register.

      If we elect to make a payment in common stock instead of cash with respect to any payment under the terms of the indenture that permits such election, we may either pay cash for any fractional shares or round the fractional share up to the nearest whole share.

      The exchange notes will be issued:

•	in fully-registered form;

•	without interest coupons; and

•	in denominations of $1000 and multiples of $1000.

Conversion rights

      You may convert your exchange note at any time prior to maturity, in whole or in part, into shares of common stock at a price of $1.35, subject to adjustment as described below. If an exchange note is called for redemption, the conversion right will terminate at the close of business on the last business day prior to the redemption date. Except as described below, we will make no adjustment for interest accrued on exchange notes or for dividends on any common stock issued prior to the conversion date.

We may elect to automatically convert the exchange notes if our stock price hits specific targets

      We may elect to automatically convert the exchange notes at any time prior to maturity if the closing price of our common stock has exceeded 200% of the conversion price for at least 20 trading days during a consecutive 30-day trading period ending within five trading days prior to the notice of automatic conversion. We refer to this as an “automatic conversion.” The notice of automatic conversion must be given not more than 30 and not less than 20 days prior to the date of automatic conversion.

      If an automatic conversion occurs on or prior to the second anniversary date of the issuance of the exchange notes we will pay additional interest in cash or, at our option, in shares of our common stock to holders of notes. If we elect to pay the additional interest in shares of our common stock, the shares of common stock will be valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day preceding the conversion date. This additional interest shall be equal to two years’ worth of interest, less any interest actually paid prior to the date of automatic conversion. We will specify in the automatic conversion notice whether we will pay the additional interest in cash or common stock. Our ability to pay additional interest in common stock will be subject to certain conditions set forth in the exchange notes indenture.

      If you convert your exchange notes after a regular record date and prior to the next interest payment date, you will have to pay us interest unless the exchange notes are called for redemption. We will not make any payment or adjustment for interest or dividends upon conversion. If you convert your exchange notes, you will not be entitled to receive any dividends payable to holders of common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion but will instead make a cash adjustment for any fractional share interest.

      You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon conversion but will be required to pay any stamp or transfer tax or duty if the common stock issued upon conversion of the exchange notes is in a name other than your name. Certificates representing shares of common stock will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

Adjustments to conversion price and rate

      We will adjust the conversion price if:

(1)	we issue shares of our common stock as a dividend or distribution on our common stock;

(2)	we issue to substantially all holders of our common stock rights, options or warrants to subscribe for or purchase our common stock or securities convertible into our common stock at less than the current market price of our common stock, provided the conversion rate will be readjusted if these rights, options or warrants are not exercised prior to expiration;

(3)	we subdivide, combine or reclassify our outstanding common stock;

(4)	we distribute to substantially all holders of our common stock, shares of our capital stock other than common stock, evidences of indebtedness of Coeur d’Alene Mines, or assets, including securities, but excluding:

•	those dividends and distributions listed in (1) above;

•	those rights, options and warrants listed in (2) above or (7) below; and

•	all-cash distributions listed in (5) below;

(5)	we distribute, by dividend or otherwise, cash to substantially all holders of our common stock in an aggregate amount that, together with the aggregate of any other cash distributions made within the preceding 12 months that did not trigger a conversion price adjustment and all excess payments in respect of each tender offer or other negotiated transaction by us or any of our subsidiaries for common stock concluded within the preceding 12 months, exceeds 15% of our market capitalization;

(6)	we pay an excess payment in respect of a tender offer or other negotiated transaction by us or one of our subsidiaries for our common stock, if the aggregate of such excess payment, together with (A) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender offer that did not trigger a conversion price adjustment and (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer that did not trigger a conversion price adjustment, exceeds 15% of our market capitalization upon the expiration of such tender offer; and

(7)	we distribute to substantially all holders of our common stock rights or warrants to subscribe for securities, other than those securities referred to in clause (2) above.

      We reserve the right to make reductions in the conversion price in addition to those specified above as we consider advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not make any conversion rate adjustment until the cumulative adjustments amount to 1.0% or more of the conversion price. We will compute any adjustments to the conversion rate pursuant to this paragraph and will give you notice by mail of any adjustments.

      Under the provisions of our rights agreement, holders will receive, in addition to the common stock issuable upon such conversion, the rights, whether or not the rights have separated from the common stock at the time of the conversion. In addition, if we implement a new shareholder rights plan, this new rights plan must provide that upon conversion of your exchange notes you will receive, in addition to the common stock issuable upon such conversion, the rights whether or not such rights have separated from the common stock at the time of such conversion.

      If we reclassify or change our outstanding common stock, consolidate or merge with or into another person or any person merges into us, or we sell, transfer or lease of all or substantially all of our assets, or are a party to a merger that reclassifies or changes our outstanding common stock, each exchange note then outstanding will, without the consent of the holder of any exchange note, become convertible only into the kind and amount of securities, cash and other property holders of exchange notes would have owned immediately after the transaction if the holders had converted the exchange notes immediately before the effective date of the transaction. If rights or warrants expire unexercised, the conversion price shall be readjusted to take into account the actual number of rights or warrants that were exercised.

      “Current market price” per share of common stock on any date shall be deemed to be the average of the daily market prices for the shorter of:

•	the 30 consecutive business days ending on the last full trading day on the exchange or market referred to in determining such daily market prices prior to the time of determination; or

•	the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

      “Excess payment” means the excess of:

•	the aggregate of the cash and fair market value of other consideration paid by us or one of our subsidiaries with respect to the shares acquired in the tender offer or other negotiated transaction, over

•	the market value of such acquired shares after giving effect to the completion of the tender offer or other negotiated transaction.

      “Market capitalization” means the product of the current market price per share on the date fixed for the determination of stockholders entitled to receive such distribution or expiration of such tender-offer, as the case may be, times the number of shares of our common stock outstanding on such date.

      We may from time to time reduce the conversion price by any amount for any period of at least 20 days if our board of directors has made a determination that such reduction would be in our best interests, which determination shall be conclusive. We will give at least 15 days’ notice of any proposed reduction.

      If we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes and the number of shares into which exchange notes are convertible is increased as a result of above antidilution provisions, this increase may be deemed to be a payment of a taxable dividend to holders. See “United States Federal Income Tax Considerations.”

Payment of additional interest upon voluntary conversion prior to the second anniversary date of the initial issuance of exchange notes

      If you elect to convert your exchange notes at any time on or prior to the second anniversary date of the initial issuance of the exchange notes, you will receive a payment of additional interest upon conversion so long as we have not previously mailed an automatic conversion notice to holders. We will pay additional interest upon conversion equal to two years of interest, less any interest actually paid on the exchange notes prior to the conversion, payable in cash or, at our option, in common stock, valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day preceding the conversion date, subject to a minimum valuation equal to the conversion price. Our ability to pay additional interest in common stock will be subject to certain conditions set forth in the exchange notes indenture.

Subordination

      The exchange notes are subordinate in right of payment to all of our senior debt. However, the exchange notes will be senior in right of payment to the debentures. Neither we nor our subsidiaries are limited from incurring senior debt or other indebtedness under the exchange notes indenture. In addition, the exchange notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

      We shall not make any payment on the exchange notes nor shall we redeem, purchase or acquire the exchange notes unless:

•	we have paid all amounts due on senior debt; and

•	at the time of any payment, redemption, purchase or acquisition, there shall not be any default under the senior debt that shall not have been cured or waived that shall have resulted in the full amount of the senior debt being declared due and payable.

      If holders of designated senior debt notify us and the exchange notes trustee pursuant to a payment blockage notice that a default has occurred that permits them to accelerate the maturity of the designated senior debt, we may not make any payment on the exchange notes or purchase, redeem or acquire the exchange notes for the period (the “payment blockage period”) commencing on the date notice is received and ending on the earlier of:

•	the date on which the event of default under the designated senior debt shall have been cured or waived; or

•	180 days from the date notice is received.

We may resume payments on the exchange notes after the end of such payment blockage period, unless the holders of the designated senior debt shall have accelerated the maturity of the designated senior debt. Not more than one payment blockage notice may be given in any consecutive 360-day period.

      Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of Coeur d’Alene Mines or acceleration of the exchange notes because of an event of default, we must pay all senior debt in full before the holders of the exchange notes are entitled to any payments.

      If payment of the exchange notes is accelerated because of an event of default, either we or the exchange notes trustee shall promptly notify the holders of senior debt of the acceleration. We may not make any payments on the exchange notes until five days after the holders of senior debt receive notice of such acceleration. Thereafter, we may pay the exchange notes only if the subordination provisions of the exchange notes indenture otherwise permit payment at that time.

      As a result of these subordination provisions, in the event of our insolvency, holders of exchange notes may recover ratably less than our general creditors.

Definitions

      “Designated senior debt” means our obligations under any of our senior debt of at least $10.0 million that is specifically designated by us as “designated senior debt.”

      “Indebtedness” means all of our obligations:

(1)	for borrowed money, including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on our assets which is:

•	given to secure all or part of the purchase price of property, whether given to the vendor of such property or to another; or

•	existing on property at the time of the acquisition of the property;

(2)	evidenced by a note, debenture, bond or other written instrument;

(3)	under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document, including a purchase agreement, which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property;

(4)	in respect of letters of credit, bank guarantees or bankers’ acceptances;

(5)	with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which our property or assets are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by us or shall otherwise be our legal liability;

(6)	in respect of the balance of deferred and unpaid purchase price of any property or assets;

(7)	under any interest rate or currency swap agreement, cap, floor and collar agreement, spot and forward contract and similar agreement arrangement;

(8)	with respect to any obligation of others of the type described in the preceding clauses (1) through (7) above or under clause (9) below assumed by or guaranteed in any manner by us or in effect guaranteed by us through an agreement to purchase, including, without limitation, “take or pay” and similar arrangements, and our obligations under any such assumptions, guarantees or other such arrangements; and

(9)	any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the above.

      “Senior debt” means the principal of, interest on, fees, costs and expenses or other amounts due on indebtedness, whether outstanding on the date of the exchange notes indenture or thereafter created, incurred, assumed or guaranteed by us, unless, in the instrument creating or evidencing or pursuant to which indebtedness is outstanding, it is expressly provided that the indebtedness is not senior in right of payment to the exchange notes. Senior debt includes interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Coeur d’Alene Mines, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. However, senior debt shall not include:

•	indebtedness of or amounts owed by us for compensation to employees, or for goods, services or materials purchased in the ordinary course of business;

•	indebtedness of Coeur d’Alene Mines to a subsidiary of Coeur d’Alene Mines;

•	the debentures; or

•	the exchange notes.

Optional redemption

      At any time on or after July 27, 2003, we may redeem the exchange notes, in whole or in part, upon not less than 20 nor more than 30 days’ prior notice by mail, at the following redemption prices, expressed as a percentage of principal amount:

Redemption
Period	Price

Beginning on July 27, 2003 and ending on December 30, 2003	102.675%

December 31, 2003	100.000%

In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date.

      If we redeem less than all the exchange notes, the exchange notes trustee will select the exchange notes to be redeemed by lot or pro rata. If any exchange note is to be redeemed in part, a new exchange note or exchange notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder’s exchange notes is selected for partial redemption and the holder converts a portion of such exchange note, the converted portion shall be deemed to be taken from the portion selected for redemption. On or after the redemption date, interest will cease to accrue on the exchange notes called for redemption.

      We will not be required to make mandatory redemption or sinking fund payments on the exchange notes.

Repurchase at the Option of Holders

      If a designated event occurs during the prior two years after issuance of the exchange notes, you shall have the right to require us to repurchase your exchange notes at a purchase price equal to 100% of the principal amount to be repurchased, together with accrued and unpaid interest to the designated event payment date. Holders also will receive an amount, payable in cash, equal to two years of interest on the exchange notes, less any interest actually paid prior to the designated event. We refer to this as the “designated event payment.”

      Within 30 days following any designated event, we will mail a notice to each holder stating:

(1)	that the designated event offer is being made pursuant to the designated event provisions of the exchange notes indenture;

(2)	that all exchange notes tendered will be accepted for payment;

(3)	the purchase price and the designated event payment date, such date to be no earlier than 30 days nor later than 40 days from the date the designated event notice is mailed;

(4)	that any exchange notes not tendered will continue to accrue interest;

(5)	that all exchange notes accepted for payment shall cease to accrue interest after the designated event payment date, unless we fail to pay the designated event payment;

(6)	that holders electing to have their exchange notes purchased by us will be required to surrender the exchange notes to the paying agent at the address specified in the notice prior to the close of business on the third business day preceding the designated event payment date;

(7)	that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the second business day preceding the designated event payment date, a telegram, telex, facsimile transmission or letter setting forth the following:

•	the name of the holder;

•	the principal amount of exchange notes delivered for purchase; and

•	a statement that the holder is withdrawing their election to have the exchange notes purchased;

(8)	that holders whose exchange notes are being purchased only in part will be issued new exchange notes equal in principal amount to the unpurchased portion of the exchange notes surrendered, such unpurchased portion to be equal to $1,000 or a multiple of $1,000.

      We will comply with any applicable requirements of Rules 13e-4 and 14e-1 under the Exchange Act in connection with any repurchase of the exchange notes upon a designated event.

      On the designated event payment date, we will:

•	accept for payment exchange notes tendered pursuant to the designated event offer;

•	deposit with the paying agent the designated event payment for all tendered exchange notes; and

•	deliver to the exchange notes trustee the exchange notes together with an officers’ certificate stating the amount of exchange notes tendered to us.

      If we accept the exchange notes that you have tendered upon a designated event, the paying agent shall promptly mail to you the purchase price. In addition, the exchange notes trustee shall promptly authenticate and mail to you a new exchange note for any unpurchased portion of the exchange notes surrendered, provided that the new exchange note is in a principal amount of $1,000 or a multiple of $1,000. We will publicly announce the results of the designated event offer after the designated event payment date. However, we may not have sufficient financial resources to repurchase the exchange notes upon a designated event.

      The exchange notes indenture does not contain any other provisions that permit you to require us to repurchase or redeem the exchange notes in the event of a takeover, recapitalization or similar restructuring except as set forth in this section.

      The designated event purchase feature may discourage or make it more difficult to complete a takeover of Coeur d’Alene Mines or remove our management. However, the designated event purchase feature is not as a result of management’s knowledge of any specific effort to accumulate Coeur d’Alene Mines common stock or to obtain control of Coeur d’Alene Mines by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. We could, in the future, enter into particular types of transactions that would not constitute a designated event under the exchange notes indenture but could increase the amount of our indebtedness or affect our capital structure or credit ratings. Any payment upon a designated event by us is subordinated to the prior payment in full of senior debt under the exchange notes indenture.

      If a designated event were to occur, we may not have sufficient financial resources to pay the purchase price. Any future debt agreements may restrict or prohibit our repurchase of exchange notes for cash. If a designated event occurs at a time we are prohibited from repurchasing the exchange notes, we would seek to obtain the consent of our lenders. If we are unable to obtain a consent or refinance the exchange notes, we would be prohibited from repurchasing-the-exchange notes. If we fail to repurchase the exchange notes upon a designated event, we would have an event of default under our exchange notes indenture. Any default under the exchange notes indenture may result in a default under our senior debt. In addition, the occurrence of a designated event may cause an event of default under our senior debt. As a result, any repurchase of the exchange notes may, absent a waiver, be prohibited under the subordination provisions of the exchange notes indenture until the senior debt is paid in full.

      A designated event will be deemed to have occurred upon a “change of control” or a “termination of trading.”

      A “change of control” occurs:

•	when any person or group is or becomes the beneficial owner of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of our directors (“voting stock”);

•	when we consolidate with or merge into any other corporation, or any other corporation merges into us, and, in the case of any such transaction, our outstanding common stock is reclassified into or exchanged for any other property or security, unless our stockholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the voting stock immediately before such transaction;

•	when we convey, transfer or lease all or substantially all of our assets; or

•	any time the continuing directors do not constitute a majority of our board of directors, or, if applicable, a successor corporation to us.

      However, a change of control shall not be deemed to have occurred if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

      The definition of change of control includes a phrase relating to the lease, transfer or conveyance of all or “substantially all” of our assets. There is no precise established definition of all or “substantially all” under applicable law. As a result, your ability to require us to repurchase the exchange notes as a result of a lease, an transfer or conveyance of less than all of our assets may be uncertain.

      “Continuing directors” means any member of our board of directors who:

•	was a member of the board of directors on the date of the exchange notes indenture; or

•	was nominated for election or elected to the board of directors with the approval of a majority of the an continuing directors who were members of such board at the time of such nomination or election.

      “Termination of trading” will be deemed to have occurred if our common stock, or other common stock into which the exchange notes are then convertible, is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

Merger, Consolidation or Sale of Assets

      We may not consolidate or merge with or into, whether or not we are the surviving corporation, any person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets unless:

•	we are the surviving or continuing corporation, or the person formed by or surviving any such consolidation or merger (if other than us) or the person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

•	the entity or person formed by or surviving any such consolidation or merger (if other than us) assumes all our obligations pursuant to a supplemental exchange notes indenture in a form reasonably satisfactory to the exchange notes trustee;

•	the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our properties or assets shall be as an entirety or virtually as an entirety to one person and such person shall have assumed all our obligations pursuant to a supplemental exchange notes indenture in a form reasonably satisfactory to the exchange notes trustee;

•	immediately after such transaction no default or event of default exists; and

•	we or such person shall have delivered to the exchange notes trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental exchange notes indenture comply with the exchange notes indenture and that all conditions precedent in the exchange notes indenture relating to such transaction have been satisfied.

Modification and waiver

      The consent of the holders of a majority of the principal amount of the outstanding exchange notes is required to amend or modify the exchange notes indenture. However, a modification or amendment requires the consent of the holder of each outstanding exchange note if it would:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any exchange note;

•	make any change to the rights of holders of exchange notes to receive payments of principal or interest on the exchange notes;

•	reduce the principal amount of, or any premium or interest on, any exchange note;

•	reduce the amount of principal payable upon acceleration of the maturity of the exchange notes;

•	change the time, place or currency of payment of principal of, or any premium or interest on, any exchange note;

•	waive a redemption payment with respect to any exchange note;

•	impair the right to institute suit for the enforcement of any payment on any exchange note;

•	impair the right to convert the exchange notes into common stock;

•	modify the subordination provisions in a manner adverse to the holders of the exchange notes;

•	modify the conversion provisions in a manner adverse to the holders of the exchange notes;

•	make any change relating to waiver of past defaults;

•	reduce the percentage in principal amount of exchange notes required for modification or amendment;

•	reduce the percentage in principal amount of exchange notes necessary for waiver of compliance with certain provisions of the exchange notes indenture or for waiver of certain defaults;

•	waive a default in the payment of principal or interest on an exchange note, except a rescission of acceleration of the exchange notes by the holders of at least a majority in aggregate principal amount of the exchange notes and a waiver of the payment default that resulted from such acceleration; or

•	make any change in the foregoing modification and waiver provisions.

      Holders of a majority in principal amount of the exchange notes may waive any past default under the exchange notes indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the exchange notes indenture which cannot be amended without the consent of the holder of each outstanding exchange note.

      However, we and the exchange notes trustee may amend or supplement the exchange notes indenture or the exchange notes without the consent of any holder of exchange notes:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated exchange notes;

•	to provide for a merger or consolidation;

•	to provide for any additional rights or benefits to the holders of the exchange notes;

•	to make any change that does not adversely affect the legal rights of any such holder under the exchange notes indenture; or

•	to comply with requirements of the SEC in order to qualify, or maintain the qualification of, the exchange notes indenture under the Trust Indenture Act.

Events of default

      The following will be events of default under the exchange notes indenture:

•	we fail to pay principal or premium on the exchange notes when due; whether or not prohibited by the subordination provisions of the exchange notes indenture;

•	we fail to pay interest on the exchange notes for 30 days after the due date, whether or not prohibited by the subordination provisions of the exchange notes indenture;

•	we fail to provide timely notice of a designated event;

•	we fail to pay the designated event payment when due, whether or not prohibited by the subordination provisions of the exchange notes indenture;

•	we fail to comply with any of our other covenants and agreements in the exchange notes indenture for 60 days after written notice has been given by the exchange notes trustee or the holders of at least 25% in aggregate principal amount of the exchange notes as provided in the exchange notes indenture;

•	certain bankruptcy, insolvency or reorganization events that affect us or any of our material subsidiaries;

•	we or one of our subsidiaries defaults under any mortgage, indenture or instrument for money borrowed, or the payment of which is guaranteed by us or one of our subsidiaries, which default (A) is caused by a failure to pay when due principal or interest on such indebtedness within the grace period provided in such indebtedness, which failure continues beyond the longer of any applicable grace period or 30 days (a “payment default”) or (B) results in the acceleration of the indebtedness prior to maturity and, in each case, the principal amount of such indebtedness, together with any other indebtedness under which there has been a payment default or the maturity of which has been accelerated, aggregates $10.0 million or more; and

•	either we or one of our subsidiaries fails to pay final judgments aggregating in excess of $10.0 million, which judgments are not stayed within 60 days after their entry, subject to limited exceptions.

      If an event of default occurs and is continuing, either the exchange notes trustee or the holders of at least 25% in aggregate principal amount of the outstanding exchange notes may declare all of the exchange notes to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization involving us or any material subsidiary, all outstanding exchange notes will automatically become immediately due and payable without further action or notice. Any payment by us on the exchange notes following any such acceleration will be subject to the subordination provisions of the exchange notes indenture. After any acceleration, but before a judgment or decree based on acceleration, holders of a majority in aggregate principal amount of the outstanding exchange notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived as provided in the exchange notes indenture.

      Holders may not enforce the exchange notes indenture except as provided in the exchange notes indenture. Subject to the provisions of the exchange notes indenture relating to the duties of the exchange notes trustee in case of an event of default, the exchange notes trustee will be under no obligation to exercise any of its rights or powers under the exchange notes indenture at the request or direction of any of the holders, unless such holders the have offered to the exchange notes trustee reasonable indemnity. Subject to these indemnification provisions, holders of a majority in aggregate principal amount of the outstanding exchange notes will have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the trustee; or

•	exercise any trust or power conferred on the trustee with respect to the exchange notes.

      The exchange notes trustee may withhold from holders of the exchange notes notice of any continuing default or event of default, if the exchange notes trustee determines that withholding notice is in the holder’s best interest except in the case of a default or event of default relating to the payment of principal or interest.

      No holder of an exchange note will have any right to institute any proceeding with respect to the exchange notes indenture unless:

•	the holder has previously given to the exchange notes trustee written notice of a continuing event of default;

•	such noteholder or noteholders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	the holders of at least 25% in aggregate principal amount of the outstanding exchange notes have made a written request and offered reasonable indemnity to the exchange notes trustee to institute this proceeding; and

•	the exchange notes trustee has failed to institute such proceeding, within 60 days after this notice, request and offer.

      However, these limitations do not apply to a suit instituted by a holder of an exchange note for the enforcement of payment of the principal, premium, if any, or interest on the exchange note on or after the due date specified in the exchange note.

      The holders of a majority in aggregate principal amount of the outstanding exchange notes may by notice to the exchange notes trustee waive any existing default or event of default and its consequences under the exchange notes indenture except a continuing default or event of default in the payment of the designated event payment or interest on, or the principal of, the exchange notes.

      We are required to deliver to the exchange notes trustee annually a statement regarding compliance with the exchange notes indenture. We are also required, upon becoming aware of any default or event of default, to deliver to the exchange notes trustee a statement specifying such default or event of default.

Transfer and exchange

      Holders may transfer or exchange notes in accordance with the exchange notes indenture. The registrar and the exchange notes trustee may require the holder to furnish appropriate endorsements and transfer documents. We may require the holder to pay any taxes and fees required by law or permitted by the exchange notes indenture. We are not required to exchange or register the transfer of:

•	any exchange note for a period of 15 days next preceding any selection of exchange notes to be redeemed;

•	any exchange note selected for redemption; or

•	any exchange note surrendered for repurchase and not withdrawn in connection with a designated event.

Reports

      Whether or not required by the rules and regulations of the SEC, so long as any exchange notes are outstanding, we will file the SEC and furnish to the holders upon request all quarterly and annual financial information required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors.

Purchase and cancellation

      Either we or one of our subsidiaries may, to the extent permitted by applicable law, purchase exchange notes at any price in the open market or otherwise.

      All exchange notes surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall be delivered to the exchange notes trustee. All exchange notes delivered to the exchange notes trustee shall be canceled promptly by the exchange notes trustee. No exchange notes shall be authenticated in exchange for any canceled exchange notes.

Replacement of exchange notes

      We will replace exchange notes that become mutilated, destroyed, stolen or lost at your expense upon delivery to the exchange notes trustee of the mutilated exchange notes or evidence of the loss, theft or destruction of the exchange notes satisfactory to us and the exchange notes trustee. In the case of a lost, stolen or destroyed exchange note, indemnity satisfactory to the exchange notes trustee and us may be required at the expense of the holder of the exchange note before a replacement exchange note will be issued.

Governing law

      The exchange notes indenture and the exchange notes are governed by and construed in accordance with the laws of the State of New York.

Concerning the exchange notes trustee

      The rights of the exchange notes trustee, should it become a creditor of Coeur d’Alene Mines, to obtain payment of claims is limited under the exchange notes indenture. The exchange notes trustee will be permitted to engage in other transactions. However, if the exchange notes trustee acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the SEC for permission to continue, or resign. An affiliate of the exchange notes trustee is also the transfer agent for our common stock.

      The holders of a majority in principal amount of the then outstanding exchange notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the exchange notes trustee. In case an event of default has occurred and is continuing, the exchange notes trustee will be required to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to these provisions, the exchange notes trustee will be under no obligation to exercise any of its rights or powers under the exchange notes indenture at the request of any holder of exchange notes unless such holder shall have offered to the exchange notes trustee security and indemnity satisfactory to it against any loss, liability or expense.

DESCRIPTION OF DEBENTURES

      As used in this “Description of Debentures” section, references to “Coeur d’Alene Mines,” “we,” “our” or “us” refer to Coeur d’Alene Mines Corporation and all of its subsidiaries unless otherwise specified.

      We have outstanding the following three separate series of debentures:

•	$26,096,000 principal amount of 6% debentures under an indenture dated as of June 10, 1987;

•	$92,860,000 principal amount of 6 3/8% debentures under an indenture dated as of January 26, 1994; and

•	$69,180,000 principal amount of 7 1/4% debentures under an indenture dated as of October 15, 1997.

      The following description is a summary of the material provisions of the debentures and their corresponding indentures. This summary is subject to and is qualified by reference to the provisions of the indentures to the debentures.

General

     6% debentures

      The 6% debentures are unsecured subordinated obligations of Coeur d’Alene Mines. The 6% debentures will mature on June 10, 2002 and will be payable at a price of 100% of the principal amount of the 6% debentures. The 6% debentures bear interest at the rate of 6% per year. Interest on the 6% debentures is payable annually on June 10. The 6% debentures are convertible into common stock at the conversion rate of 37.664 shares of common stock for each $1,000 principal amount of 6% debentures at any time prior to maturity, unless previously redeemed or repurchased. The 6% debentures are subordinated to all of our present and future senior debt. Neither we nor our subsidiaries are restricted from incurring debt under the indenture to the 6% debentures. The 6% debentures are effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries.

     6  3/8% debentures

      The 6 3/8% debentures are unsecured subordinated obligations of Coeur d’Alene Mines. The 6 3/8% debentures will mature on January 31, 2004 and will be payable at a price of 100% of the principal amount of the 6 3/8% debentures. The 6 3/8% debentures bear interest at the rate of 6 3/8%. Interest on the 6 3/8% debentures is payable on January 31 and July 31 of each year. The 6 3/8% debentures are convertible into common stock at the conversion rate of 38.168 shares of common stock for each $1,000 principal amount of 6 3/8% debentures, at any time prior to maturity, unless previously redeemed or repurchased. The 6 3/8% debentures are subordinated to all of our present and future senior debt. Neither we nor our subsidiaries are restricted from incurring debt under the indenture to the 6 3/8% debentures. The 6 3/8% debentures are effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries.

     7 1/4% debentures

      The 7 1/4% debentures are unsecured subordinated obligations of Coeur d’Alene Mines. The 7 1/4% debentures will mature on October 31, 2005 and will be payable at a price of 100% of the principal amount of the 7 1/4% debentures. The 7 1/4% debentures bear interest at the rate of 7 1/4% per year. Interest on the 7 1/4% debentures is payable on April 30 and October 31 of each year. The 7 1/4% debentures are convertible into common stock at the conversion rate of 57.307 shares of common stock for each $1,000 principal amount of 7 1/4% debentures, at any time prior to maturity, unless previously redeemed or repurchased. The 7 1/4% debentures are subordinated to all of our present and future senior debt. Neither we nor our subsidiaries are restricted from incurring debt under the indenture to the 7 1/4% debentures. The 7 1/4% debentures are effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries.

      The conversion rate of the debentures is subject to adjustment as described below under the heading “Conversion Rights.”

Book-entry system

     6% debentures

      The 6% debentures were represented initially by a single temporary global debenture which was deposited with a common depositary in London for Euroclear and Clearstream for the accounts of the subscribers of the 6% debentures. Upon deposit of the temporary global debenture, Euroclear or Clearstream, as applicable, credited each subscriber with a principal amount of 6% debentures equal to the principal amount that the 6% debenture subscriber had paid.

     6 3/8% and 7 1/4% debentures

      Each of the 6 3/8% debentures and the 7 1/4% debentures were issued in the form of a global security held in book-entry form. DTC or its nominee will be the sole registered holder of the 6 3/8% debentures and the 7 1/4% debentures. Owners of beneficial interests in the 6 3/8% debentures and the 7 1/4% debentures represented by the global security will hold these interests pursuant to the procedures and practices of DTC. Owners of beneficial interest must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests, in accordance with DTC’s procedures and practices. Beneficial owners will not be holders, and will not be entitled to any rights under the global security or the indenture with respect to the global security. We and the trustee of the 6 3/8% debentures and 7 1/4% debentures may treat DTC as the sole holder and owner of the global security.

Conversion rights

     6%, 6 3/8% and 7 1/4% debentures

      You may convert your debentures, in whole or in part, into common stock at any time prior to the close of business on the maturity date, unless previously redeemed or in the case of the 6 3/8% and 7 1/4% debentures, unless previously repurchased. Your right to convert a debenture called for redemption or, in the case of the 6 3/8% and 7 1/4% debentures only, submitted for repurchase will terminate at the close of business on the last business day prior to the applicable redemption date or repurchase date. Your right to convert a 6% debenture called for redemption will terminate at the close of business on the redemption date.

      If you are a beneficial owner of the 6 3/8% debentures and 7 1/4% debentures, you may exercise your conversion right by delivering to DTC the appropriate conversion instruction form pursuant to DTC’s book entry conversion program. Holders of the 6% debentures may exercise the right of conversion by delivering the 6% debentures that are registered or in bearer form at the specified office of the conversion agent for the 6% debentures with a notice of conversion. You can obtain this conversion notice from the office of any conversion agent.

      The conversion date will be the date when you deliver your debentures and the duly signed and completed notice of conversion to the conversion agent. As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment for any fractional shares. These certificates will be sent by the trustee to the conversion agent for delivery to the holder. The shares of common stock issuable upon conversion of the debentures will be fully paid and nonassessable and will rank pari passu with our other shares of common stock.

      If you surrender your debentures for conversion during the period from the close of business on any regular record date to the opening of business on the next succeeding interest payment date, your debenture must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of surrendered debentures. You will not be required to submit payment during this period, of any accrued and unpaid interest for and from the time Coeur d’Alene Mines calls for redemption to the redemption date. We will not make any payment or adjustment for interest or dividends upon conversion. If you convert your debentures, you will not be entitled to receive any dividends payable to holders of common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares but will instead pay cash based on the market bid price of common stock at the close of business on the last trading day prior to conversion.

      You will not be required to pay any taxes or duties upon conversion but will be required to pay any tax or duty if the common stock issued upon conversion of the debentures is in a name other than your name. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

      We will adjust the conversion rate if the following events occur:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)	we issue to all holders of our common stock rights, options or warrants entitling them to subscribe for or purchase common stock at less than the current market price of our common stock, provided the conversion rate will be readjusted if these rights, options or warrants are not exercised prior to expiration;

(3)	we subdivide, combine or reclassify our common stock; or

(4)	we distribute to all holders of our common stock evidences of indebtedness of Coeur d’Alene Mines, shares of capital stock or assets, including securities, but excluding:

•	those dividends and distributions listed in (1) above;

•	those rights, options and warrants listed in (2) above; and

•	all-cash distributions out of the retained earnings of Coeur d’Alene Mines.

      We reserve the right to make reductions in the conversion rate in addition to those specified above as we consider advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not make any conversion rate adjustment until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate pursuant to this paragraph and will give you notice by mail of any adjustments.

      If we consolidate or merge with or into another person or any person merges into us, or in case of any sale, transfer or lease of all or substantially all of our assets, each debenture then outstanding will, without the consent of the holder of any debenture, become convertible only into the kind and amount of securities, cash and other assets receivable upon such consolidation, merger, sale, transfer or lease by a holder of number of shares of common stock into which the debenture was convertible immediately prior this event. However, this provision will not apply to any merger that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

      If we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes and the number of shares into which debentures are convertible is increased as a result of any antidilution provisions in the indentures to the debentures, this increase may be deemed to be a payment of a taxable dividend to holders.

Payment and conversion of 6% debentures

      Bearer debentures are payable in dollars against surrender at paying agencies outside the United States as we may appoint from time to time and at which, at the option of the holder, such payment will be made by dollar check drawn on a bank in New York City or by transfer to a dollar account maintained by the payee with a bank located outside the United States.

      Payment of principal of and premium, if any, on registered debentures will be made in dollars against surrender of such registered debentures at the office of the paying agent in New York City, or subject to any applicable laws and regulations, at the offices of any paying agents which are also transfer agents, by dollar check drawn on, or by transfer to a dollar account maintained by the holder with a bank in New York City. Payment of any installment of interest on registered debentures will be made to the person in whose name such debenture is registered at the close of business on May 10, in the year of the relevant interest payment date. The 6% debentures may be surrendered for conversion at the office of the conversion agent in New York City or, at the option of the holder at the office of any of the other conversion agents.

Payment of additional amounts under 6% debentures

      We will pay to the holder of any 6% debenture who is a “United States alien” (as defined below) additional amounts as may be necessary in order that every net payment of the principal of, premium, if any, and interest on such debenture, after deduction or withholding for or on account of any tax imposed as a result of such payment, will not be less than the amount provided for in the 6% debenture then due and payable. The obligation of Coeur d’Alene Mines to pay the additional amount will not apply to:

•	any tax, assessment or other governmental charge which would not have been so imposed but for: (a) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, or member of such holder, if such holder is an estate, trust or partnership) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary or member) being or having been a citizen or resident, or treated as a resident thereof, or being or having been engaged in a trade or business therein or being or having been present therein, or having or having had a permanent establishment therein, or (b) such holder’s present or former status as a domestic or foreign personal holding company or a controlled foreign corporation for United States tax purposes or a corporation which accumulates earnings to avoid United States federal income tax or a passive foreign investment company;

•	any tax, assessment or other governmental charge which would not have been imposed but for the presentation by the holder of such 6% debenture or any coupon appertaining thereto for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided, whichever occurs later;

•	any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•	any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such 6% debenture or any coupon appertaining thereto, if such compliance is required by statute or by regulation of the United States Treasury Department as a precondition to exemption from such tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments of principal of and premium, if any, or interest on such 6% debenture; or

•	any tax, assessment or other governmental charge imposed on interest received by a person holding, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Coeur d’Alene Mines entitled to vote;

nor will Coeur d’Alene Mines pay any additional amounts with respect to any payment of principal of and premium, if any, or interest on such 6% debentures to any United States alien which is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such debenture or any coupon appertaining thereto.

Subordination

     6%, 6 3/8% and 7 1/4% debentures

      The debentures are subordinated in right of payment to the prior payment in full of all senior debt. In the event of:

•	any insolvency or bankruptcy case or proceeding; or

•	any receivership, liquidation, reorganization or debt restructuring; or

•	any liquidation, dissolution or other winding up of Coeur d’Alene Mines; or

•	any assignment for the benefit of creditors or any other marshaling of assets and liabilities of Coeur d’Alene Mines;

the holders of senior debt will be entitled to receive payment in full of all senior debt in cash or other payment satisfactory to the holders of senior debt before the holders of the debentures are entitled to receive any payment.

      In the event of our liquidation or insolvency, creditors of Coeur d’Alene Mines who are not holders of senior debt may recover less, ratably, than holders of senior debt and may recover more, ratably, than the holders of the debentures.

      In the event that any debentures are declared due and payable before their stated maturity as a result of an event of default, the holders of the senior debt will be entitled to receive payment in full of all senior debt before the holders of the debentures are entitled to receive any payment by us on the debentures.

      We may not make any payment to holders of debentures or purchase, redeem or acquire the debentures, if:

•	a default in the payment of senior debt occurs and is continuing beyond the applicable grace period (applicable to each of the debentures);

•	any judicial proceeding shall be pending with respect to any default (applicable to the 6% debentures only); or

•	any other event of default occurs and is continuing with respect to senior debt that permits the holders of senior debt to accelerate the maturity of the senior debt (applicable to the 6 3/8% and 7 1/4% debentures only).

      In regards to 6% debentures only, for the purposes of the subordination provisions, the payment, issuance or delivery of cash, property or securities (other than stock, and certain subordinated securities, of Coeur d’Alene Mines) upon conversion of the 6% debentures will be deemed to constitute payment on account of the principal of such 6% debentures.

Optional redemption

     6% debentures

      After notifying holders of the 6% debentures, we may redeem the 6% debentures, at any time, in whole or in part, at a redemption price equal to 100% of their principal amount, together with interest accrued to the date fixed for redemption, if redeemed during the 12 month period beginning June 10 of each year the 6% debentures are outstanding. In the case of a redemption in whole, notice will be given at least 30 days, but no more than 60 days prior to the redemption date.

      Partial redemptions must be of 6% debentures having an aggregate principal amount of not less than $1,000,000. In the case of a partial redemption, notice will be given twice, the first notice will be at least 60 days, but no more than 75 days prior to the redemption date and the second notice will be at least 20 days following the first notice but not less than 30 days prior to the redemption date.

      Additionally, the 6% debentures may be redeemed, as a whole but not in part, at the option of Coeur d’Alene Mines, at a redemption price equal to 100% of their principal amount, together with interest accrued to the date fixed for redemption, if Coeur d’Alene Mines ever becomes obligated to pay additional amounts on the next succeeding interest payment date due to amendments in applicable tax laws and the obligation to pay the additional payments cannot be avoided.

      Furthermore, if Coeur d’Alene Mines determines that any payment made outside the United States by Coeur d’Alene Mines or any of its paying agents of the full amount of principal, premium, if any, or interest due with respect to any bearer debenture or coupon would, under any applicable laws, be subject to any certification, identification or other information reporting requirement of any kind, the effect of which requirement is the disclosure to Coeur d’Alene Mines, any paying agent or any United States governmental authority of the nationality, residence or identity of a beneficial owner of such bearer debenture or coupon who is a “United States alien” (as defined below) (other than such a requirement (a) which would not be applicable to a payment made by Coeur d’Alene Mines or any of its paying agents (i) directly to the beneficial owner or (ii) to any custodian, nominee or other agent of the beneficial owner, or (b) which can be satisfied by the custodian, nominee or other agent certifying that the beneficial owner is a United States alien (as defined under the “Definitions” section below), provided that in each case referred to in clauses (a)( ii) and (b) payment by such custodian, nominee or other agent to such beneficial owner is not otherwise subject to any such requirement), Coeur d’Alene Mines may either:

•	redeem the debentures, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with interest accrued to the date fixed for redemption; or

•	if and so long as the conditions of the third paragraph under the description “payment of additional amounts” above are satisfied, pay the additional amounts specified in such paragraph. If Coeur d’Alene Mines elects to redeem the 6% debentures, such redemption shall take place on such date, not later than one year after publication of notice of its decision to do so.

      In the event of a redemption in part, we will not be required:

•	to register the transfer of, or exchange, registered debentures or exchange bearer debentures for registered debentures for a period of 15 days immediately preceding the date notice is given identifying the serial numbers of the debentures called for redemption;

•	to register the transfer of, or exchange, any registered debenture, called for redemption; or

•	to exchange any bearer debenture called for redemption; except that a bearer debenture called for redemption may be exchanged for a registered debenture which is simultaneously surrendered to the registrar or transfer agent making such exchange with written instruction for payment.

      Notices to holders of the 6% debentures will be given by publication in a daily newspaper in the English language or the official language of the country of publication of general circulation in New York City and in London, if required by the exchange on which the 6% debentures are listed, in a daily newspaper of general circulation in Luxembourg or, if publication in either London or Luxembourg is not practical, in Europe. Notices to holders of registered debentures will be given by mail to the addresses of such holders as they appear in the register. The notices will be deemed to have been given on the date of such publication or mailing or, if published in such newspapers on different dates, on the date of the first such publication.

     6 3/8% debentures

      We may redeem the 6 3/8% debentures, at any time, in whole or in part, upon notice to holders of the 6 3/8% debentures, at a redemption price equal to 100% of their principal amount, together with interest accrued to the date fixed for redemption, if redeemed during the 12 month period beginning January 31 of each year the 6 3/8% debentures are outstanding. In the event that less than all of the 6 3/8% debentures are redeemed, the 6 3/8% debentures will be chosen by lot for redemption by the trustee by a method that complies with the requirements of the exchange on which the debentures are traded and that the trustee finds to be fair and appropriate. Notice of redemption will be mailed to the registered address of each holder of the 6 3/8%

debentures to be redeemed at least 30 days but not more than 60 days before the redemption date. On and after the redemption date, interest ceases to accrue on 6 3/8% debentures or any portions of the 6 3/8% debentures called for redemption.

     7 1/4% debentures

      We may redeem the 7 1/4% debentures, at any time, in whole or in part, upon at least 30 but no more than 60 days’ notice, on or after October 31, 2000, at the following prices (expressed as a percentage of principal amount) set forth below, plus accrued interest to the redemption date, if redeemed during the 12 month period beginning October 31 of the years indicated below:

Year	Percentage

2001	102.71875%

2002	101.81250%

2003	100.90625%

2004 and thereafter	100.00000%

      If fewer than all the 7 1/4% debentures are to be redeemed, the trustee will select the 7 1/4% debentures to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot or by a method that complies with the requirements of the exchange on which the debentures are traded and that the trustee finds to be fair and appropriate. On and after the redemption date, interest ceases to accrue on 7 1/4% debentures or any portions of the 7 1/4% debentures called for redemption.

Repurchase at option of holders upon a change in control

      The following description is applicable to the 6 3/8% debentures and 7 1/4% debentures only. The 6% debentures do not have repurchase provisions.

      If a change in control occurs, you have the right, at your option, to require us to repurchase all of your 6 3/8% and 7 1/4% debentures, in whole or in part, on the repurchase date that is 45 days after the date that you receive notification of a change in control from us, at a price equal to 100% of the principal amount of the 6 3/8% and 7 1/4% debentures to be repurchased, together with interest accrued to, but excluding, the repurchase date. The 6 3/8% and 7 1/4% debentures will be repurchased in multiples of $1,000 principal amount.

      We are obligated to give you notice at the change in control and your repurchase right within 30 days after the occurrence of a change in control (called the “company notice”). At our request, on or before the 15th day after the occurrence of a change in control the trustee shall give the company notice. We must also deliver a copy of the company notice to the trustee. To exercise the repurchase right, you must deliver on or before the 30th day after the date of the company notice irrevocable written notice to the trustee of your decision to exercise your repurchase right, together with your 6 3/8% and 7 1/4% debentures.

      A “change in control” shall be deemed to have occurred if there shall occur:

(1)	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of Coeur d’Alene Mines entitling such person to exercise 50% or more of the total voting power of all shares of capital stock of Coeur d’Alene Mines entitled to vote generally in elections of directors, other than any such acquisition by Coeur d’Alene Mines, any subsidiary of Coeur d’Alene Mines or any employee benefit plan of Coeur d’Alene Mines; or

(2)	any consolidation of Coeur d’Alene Mines with, or merger of Coeur d’Alene Mines into, any other person, any merger of another person into Coeur d’Alene Mines, or any sale or transfer of all or substantially all of the assets, other than to a wholly-owned subsidiary of Coeur d’Alene Mines, of Coeur d’Alene Mines to any other person, other than:

•	any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of capital stock of Coeur d’Alene Mines entitled to vote generally in elections of directors immediately prior to such transaction have, directly or indirectly, at least 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after such transaction; and

•	a merger (A) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of Coeur d’Alene Mines or (B) which is effected solely to change the jurisdiction of incorporation of Coeur d’Alene Mines and results in a reclassification, conversion or exchange of outstanding shares of common stock into solely shares of common stock.

      However, a change in control shall not be deemed to have occurred if either:

•	the average of the daily closing prices of the common stock within the period of 10 consecutive trading days commencing with the sixth trading day immediately after the later of a change in control or the public announcement of the change in control (in the case of a change in control under clause (1) above) or the period of 10 consecutive trading days ending immediately before the change in control (in the case of a change in control under clause (2) above) shall equal or exceed 105% of the conversion price of the existing notes in effect on each trading day; or

•	all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation constituting a change in control described in clause (1) and/or clause (2) above consists of shares of common stock traded on a national securities exchange or quoted on The Nasdaq National Market System (or will be so traded or quoted immediately following the change in control) and as a result of such transaction or transactions the existing notes become convertible solely into such common stock.

      “Beneficial owner” shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. “Person” includes any syndicate or group which would be deemed to be a “person” under Section 13 (d)(3) of the Exchange Act.

      Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders in the event of an issuer tender offer. These Exchange Act rules may apply in the event that the repurchase option becomes available to holders of the 6 3/8% and 7 1/4% debentures. We will comply with these rules to the extent applicable at that time.

      We may purchase 6 3/8% and 7 1/4% debentures in the open market or by tender at any price or by private agreement. Any 6 3/8% and 7 1/4% debentures so purchased by us may:

•	be reissued or resold, to the extent permitted by applicable law; or

•	at our option, be surrendered to the trustee for cancellation.

      Our ability to repurchase 6 3/8% and 7 1/4% debentures upon the occurrence of a change in control is subject to limitations. We may not have the financial resources or be able to arrange financing to pay the repurchase price for all the tendered 6 3/8% and 7 1/4% debentures. In addition, our ability to repurchase 6 3/8% and 7 1/4% debentures may be limited or prohibited by the terms of any future borrowing arrangements, including senior debt existing at the time of a change in control. Any failure by us to repurchase the 6 3/8% and 7 1/4% debentures when required following a change in control would result in an event of default under the indenture. Any such default may, in turn, cause a default under our senior debt. In addition, our repurchase of the 6 3/8% and 7 1/4% debentures as a result of the occurrence of a change in control may be prohibited or limited by, or create an event of default under, the terms of agreements related to other borrowings, including agreements relating to senior debt.

Consolidation, merger and sale of assets

      We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person (called a “successor person”), unless:

•	the successor person, if any, is a corporation organized and existing under the laws of any domestic jurisdiction and assumes our obligations on the debentures and under the indentures to the debentures;

•	immediately after giving effect to the transaction no event of default shall have occurred and be continuing; and

•	certain other conditions are met.

Modification and waiver

     6% debentures

      The indenture to the 6% debenture may be modified or amended by us and the trustee, without the consent of the holder of any debenture or coupon, for the purposes of:

•	adding to the covenants of Coeur d’Alene Mines for the benefit of the holders of debentures or coupons or surrendering any right or power conferred upon us;

•	permitting the payment of principal, premium and interest in respect of bearer debentures in the United States;

•	providing for the conversion right of holders of 6% debentures in the event of a consolidation, merger or sale of substantially all of the assets of Coeur d’Alene Mines;

•	correcting or supplementing any defective provision contained in the indenture;

•	securing the 6% debentures;

•	evidencing the succession of another person to us; or

•	making any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of 6% debentures or coupons in any material respect.

      The indenture may also be modified and any past default by Coeur d’Alene Mines may be waived, either with the written consent of the holders of at least a majority in aggregate principal amount of the 6% debentures at the time outstanding or by the adoption of a resolution by holders of the 6% debentures representing at least 25% in principal amount of the outstanding 6% debentures.

      However, a modification or amendment requires the consent of the holder of each 6% debenture if it would:

•	change the stated maturity of the principal of or any installment of interest on any 6% debenture;

•	reduce the principal amount of, or any premium or interest on, any such 6% debenture;

•	change the obligation of Coeur d’Alene Mines to pay additional amounts as described above;

•	change the currency of payment of principal or interest due under the 6% debentures;

•	impair the right to institute suit for the enforcement of any such payment on or with respect to the 6% debentures;

•	modify our obligations to maintain offices or agencies in New York City and in a city outside the United States;

•	adversely affect the conversion rights of the holders of the 6% debentures;

•	modify the subordination provisions of the other existing notes in a manner adverse to the holders of the 6% debentures;

•	reduce the percentage in principal amount of 6% debentures outstanding necessary to modify or amend the Indenture or to waive any past default; or

•	reduce the percentage of aggregate principal amount of 6% debentures outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of 6% debentures at which a resolution is adopted.

     6 3/8% and 7 1/4% debentures

      The consent of the holders for a majority principal amount of the debentures is required to amend or modify the indenture. However, a modification or amendment requires the consent of the holder of each 6 3/8% and 7 1/4% debenture if it would:

•	reduce the principal amount of, or any premium or interest on, any 6 3/8% and 7 1/4% debenture;

•	reduce the amount of principal payable upon acceleration of the maturity;

•	change the place or currency of payment of principal of, or any premium or interest on, any 6 3/8% and 7 1/4% debenture;

•	modify the subordination provisions in a manner adverse to the holders of the debentures;

•	reduce the percentage in principal amount of debentures required for modification or amendment;

•	reduce the percentage in principal amount of 6 3/8% and 7 1/4% debentures necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver.

      Without the consent of any holder of the 6 3/8% and 7 1/4% debentures, we and the trustee may amend or supplement the indenture or the 6 3/8% and 7 1/4% debentures in the following manner:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated 6 3/8% and 7 1/4% debentures in addition to or in place of certificated debentures; and

•	to make any change that does not materially adversely affect the legal rights of any holder of the 6 3/8% and 7 1/4% debentures.

      Holders of a majority in principal amount of 6 3/8% and 7 1/4% debentures may waive any past default under the indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each 6 3/8% and 7 1/4% debenture.

Events of default

     6%, 6 3/8% and 7 1/4% debentures

      The following will be considered events of default under the indentures relating to the debentures:

•	we fail to pay principal or premium on any debenture existing note when due;

•	we fail to pay any interest on the debentures when due or within 30 days thereafter;

•	we default in the payment of the repurchase price in respect of any debenture on the repurchase date in accordance with the indenture;

•	default in respect of indebtedness of Coeur d’Alene Mines for money borrowed which results in acceleration of the maturity of $1,000,000 under the 6 3/8% debentures and 7 1/4% debentures ($2,000,000 under the 6% debentures) or more of indebtedness, if such acceleration is not rescinded or indebtedness discharged within 10 days under the 6 3/8% and 7 1/4% debentures (30 days under the 6% debentures) after written notice to us;

•	we fail to perform any of our other covenants in the indentures to the debentures continued for 60 days after written notice as provided in the indentures to the debentures; and

•	our bankruptcy, insolvency or reorganization.

      If an event of default shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of each of the debentures may declare the principal amount under each of the debentures to be immediately due and payable. Any payment by us on the debentures following any such acceleration will be subject to the subordination provisions of the indenture of each debenture. After any acceleration, but before a judgment or decree based on acceleration, holders of a majority in aggregate principal amount of the debentures may, under certain circumstances, rescind and annul such acceleration.

      Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to these indemnification provisions, holders of a majority in aggregate principal amount of the outstanding existing notes will have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the trustee;

•	or exercise any trust or power conferred on the trustee with respect to the debentures.

      We are required to furnish to the trustee annually a statement by our officers as to whether or not we are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all such known defaults.

Liability

      Each holder of the 6 3/8% and 7 1/4% debentures has waived and released the directors, officers, employees or stockholders of Coeur d’Alene Mines from any liability for any obligation of Coeur d’Alene Mines under the 6 3/8% and 7 1/4% debentures and the indentures for the 6 3/8% and 7 1/4% debentures or for any claim based on, in respect of, or by reason of, such obligations or their creation.

Transfer and exchange

     6% debentures

      The 6% debentures were represented initially by a single temporary global debenture which was deposited with a common depositary in London for Euroclear and Clearstream for the accounts of the subscribers of the 6% debentures. Upon deposit of the temporary global debenture, Euroclear or Clearstream, as applicable, credited each subscriber with a principal amount of 6% debentures equal to the principal amount that the 6% debenture subscriber had paid. The temporary global debenture is exchangeable for definitive debentures in either bearer form in the denomination of either $1,000 or $10,000, with coupons attached, or registered form in multiples of $l,000, without coupons. A beneficial owner must exchange his share of the temporary global debenture for definitive 6% debentures before interest payments can be collected or conversion rights exercised.

      Each bearer debenture and each corresponding interest coupon bears on its face the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code.”

      At the option of the holder of the 6% debentures, bearer debentures are exchangeable into an equal aggregate principal amount of registered debentures of any authorized denomination, and registered debentures are exchangeable into an equal aggregate principal amount of registered debentures of any authorized denomination. Bearer debentures surrendered in exchange for registered debentures between a regular record date and the relevant interest payment date will not be required to be surrendered with the coupon relating to such interest payment date. Bearer debentures of one denomination will not be exchangeable for bearer debentures of the other denomination and registered debentures may not be exchanged for bearer debentures. The 6% debentures may be presented for exchange, and registered debentures may be presented for registration, at the office of any transfer agent or at the office of the registrar, without service charge and upon payment of any taxes and other governmental charges as described in the indenture of the 6% debentures. Any registration of transfer or exchange will be effected by the transfer agent or the registrar, all as described in the indenture to the 6% debentures.

      Citibank, N.A. serves as registrar acting through its corporate trust office in New York City and Citibank, N.A. and Citicorp Investment Bank as transfer agents. We reserve the right to vary or terminate the appointment of the registrar or of any transfer agent or to appoint additional or other registrars or transfer agents or to approve any change in the office through which any registrar or any transfer agent acts, provided that there will at all times be a registrar in New York City and a transfer agent outside of the United States.

     6  3/8% debentures and 7  1/4% debentures

      Banker’s Trust Company serves as the trustee under the indentures for the 6  3/8% debentures and 7  1/4% debentures.

Purchase and cancellation

      All debentures surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall be delivered to the trustee. All debentures delivered to the trustee shall be canceled promptly by the trustee. No debentures shall be authenticated in exchange for any canceled debentures.

Replacement of outstanding debentures

      We will replace debentures that become mutilated, destroyed, stolen or lost at your expense upon delivery to the trustee of the mutilated debentures or evidence of the loss, theft or destruction of the debentures satisfactory to us and the trustee. In the case of a lost, stolen or destroyed debenture, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the debenture before a replacement debenture will be issued.

Definitions

      “Designated senior debt” means our obligations under certain existing senior debt and our obligation under any other particular senior debt that expressly provides that such senior debt shall be “designated senior debt” for the purposes of debentures indenture.

      “Senior debt” means the principal of, premium, if any, and interest, if any, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us to the extent that such claim for post-petition interest is allowed in such proceeding, on, rent with respect to, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of each of the indentures to the debentures or thereafter created, incurred or assumed:

•	our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other written obligation;

•	all of our obligations for money borrowed;

•	all of our obligations evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind;

•	our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

•	our obligations as lessee under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased after the date of the indenture for financing purposes, as determined by us;

•	our obligations under any lease or related document, including a purchase agreement, that provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property;

•	all of our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts, or similar agreements or arrangements;

•	all of our obligations under letters of credit, bankers’ acceptances or similar facilities, including reimbursement obligations with respect to any of the foregoing;

•	all of our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable arising in the ordinary course of business;

•	person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or in effect guaranteed through an agreement to purchase or otherwise, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on our property, and all of our obligations with respect thereto; and

•	renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described the above clauses.

      However, senior debt shall not include the debentures or any indebtedness or obligation if the terms of the indebtedness or obligation expressly provide that the indebtedness or obligation is not superior in right of payment to the debentures.

      “United States alien” means any person who, for United States federal income tax purposes, is a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust.

DESCRIPTION OF CAPITAL STOCK

Common Stock

      We are authorized to issue up to 125,000,000 shares of common stock, par value $1.00 per share, of which, at May 31, 2001,

•	43,098,858 shares were outstanding and 1,059,211 shares were held as treasury stock;

•	1,020,570 shares were reserved for issuance upon the conversion of our $26.1 million principal amount of outstanding 6% debentures;

•	3,603,414 shares were reserved for issuance upon the conversion of our $92.9 million principal amount of outstanding 6 3/8% debentures;

•	3,964,470 shares were reserved for issuance upon conversion of our $69.2 million principal amount of outstanding 7 1/4% debentures;

•	708,266 shares were reserved for issuance under our Executive Compensation Program;

•	and 46,691 shares were reserved for issuance under our Non-Employee Directors Stock Option Plan.

      The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other security. The outstanding common stock is fully-paid and non-assessable.

      Our Articles of Incorporation include what is, in effect, a fair price provision applicable to certain business combination transactions in which we may be involved. The provision requires that an interested shareholder (which is defined to mean a beneficial holder of 10% or more of our outstanding shares of common stock) not engage in certain specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met:

•	a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

•	holders of 80% or more of the outstanding shares of common stock approve the transaction; or

•	the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its block.

      By discouraging certain types of hostile takeover bids, the fair price provision may tend to insulate our current management against the possibility of removal. We are not aware of any person or entity proposing or contemplating such a transaction.

      The transfer agent and registrar for our common stock, which is listed on the NYSE, is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, N.J.

Preferred Stock

      We are authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share, no shares of which are outstanding. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of preferred stock, the number of shares constituting any such series and the designation thereof. Holders of preferred stock have no preemptive rights. While series may be designated and preferred stock may be issued from time to time in the future, except upon exercise of the rights (as described below), the Company has no present plans to issue any such shares of preferred stock.

Series B Junior Preferred Stock

      On May 11, 1999, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series B Preferred Stock at a purchase price of $100 in cash, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of May 11, 1999, between us and ChaseMellon Shareholder Services, L.L.C., as rights agent. The rights are not exercisable or detachable from the common stock until ten days after any person or group acquires 20% or more (or commences a tender offer for 30% or more) of our common stock. If any person or group acquires 30% or more of our common stock or acquires us in a merger or other business combination, each right (other than those held by the acquiring person) will entitle the holder to purchase preferred stock of Coeur d’Alene Mines or common stock of the acquiring company having a market value of approximately two times the $100 exercise price. The rights expire on May 24, 2009, and can be redeemed by us at any time prior to their becoming exercisable. Shares of common stock issued prior to the expiration date of the rights upon conversion of our debentures will be accompanied by rights.

BOOK-ENTRY SYSTEM—THE DEPOSITORY TRUST COMPANY

      All of the exchange notes issued in the exchange offer will be issued in registered form. The exchange notes so issued will be evidenced by a global security initially deposited with DTC, and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, the global security may be transferred only to another nominee of DTC or to a successor of DTC or its nominee.

      Holders of exchange notes may hold their interests in the global security directly through DTC or indirectly through organizations which are participants in DTC (“participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, holders may be unable to transfer beneficial interests in the global security to those persons.

      Holders that are not participants may beneficially own interests in the global security held by DTC only through participants or indirect participants, including banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant. So long as Cede & Co., as the nominee of DTC, is the registered owner of the global security, Cede & Co. will be considered the sole holder of the global security for all purposes. Except as provided below, owners of beneficial interests in the global security will not:

•	be entitled to have certificates registered in their names;

•	be entitled to receive physical delivery of certificates in definitive form; and

•	be considered registered holders.

      We will make payments of interest on and principal of and the redemption or repurchase price of the global security to Cede & Co., the nominee for DTC, as the registered holder of the global security. We will make these payments by wire transfer of immediately available funds. Neither we, the trustee nor any paying agent will have any responsibility or liability for:

•	records or payments on beneficial ownership interests in the global security; or

•	maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

      We have been informed that DTC’s practice is to credit participants’ accounts on the payment date. These payments will be made in amounts proportionate to participants’ beneficial interests in the exchange notes. Payments by participants to owners of beneficial interests in the exchange notes represented by the global security held through participants will be the responsibility of those participants.

      We will send any redemption notices to Cede & Co. We understand that if less than all of the exchange notes are being redeemed, DTC’s practice is to determine by lot the amount of the holdings of each participant to be redeemed. We also understand that neither DTC nor Cede & Co. will consent or vote with respect to the exchange notes. We have been advised that under its usual procedures, DTC will mail an “omnibus proxy” to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those participants to whose accounts the exchange notes are credited on the record date identified in a listing attached to the omnibus proxy.

      A person having a beneficial interest in exchange notes represented by the global security may be unable to pledge that interest to persons or entities that do not participate in the DTC system, or to take other actions in respect of that interest, because that interest is not represented by a physical certificate.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. Some of the participants, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a participant, either directly or indirectly.

      DTC is under no obligation to perform or continue to perform the above procedures. DTC may discontinue these at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause exchange notes to be issued in definitive form in exchange for the global security.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      This section describes the material U.S. federal income tax considerations relating to the exchange offer and to the ownership and disposition of exchange notes and of common stock into which the exchange notes may be converted. This section does not provide a complete analysis of all potential U.S. federal income tax considerations that may be relevant to particular note holders because of their specific circumstances or because they are subject to special rules. Moreover, this section does not describe the effect of the U.S. federal estate and gift tax laws or of any applicable U.S. state or local laws, foreign laws or tax treaties.

      The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (the “IRS”) may interpret the existing authorities differently. In either case, the U.S. federal income tax consequences of the exchange offer or of owning or disposing of exchange notes or common stock could differ from those described below.

      The description below generally applies only to note holders who are “U.S. Holders” and hold their notes as “capital assets” (generally, for investment). The description also assumes that the exchange notes will be treated as debt instruments for federal tax purposes.

      For this purpose, U.S. Holders include citizens or residents of the United States and corporations organized under the laws of the United States or any state thereof. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one or more U.S. persons. Special rules apply to nonresident alien individuals and foreign corporations or trusts (“Non-U.S. Holders”), as described below. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity generally is attributed to its owners.

      DEBENTURE HOLDERS CONSIDERING THE EXCHANGE OFFER SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION TO THEIR PARTICULAR SITUATIONS OF APPLICABLE U.S. FEDERAL INCOME TAX LAWS AS WELL AS OTHER APPLICABLE U.S. FEDERAL, STATE, OR LOCAL LAWS, FOREIGN LAWS, OR TAX TREATIES.

U.S. Holders

The Exchange Offer

      The U.S. federal income tax consequences to a holder of exchange notes received in exchange for debentures in the exchange offer depends on whether the exchange qualifies as a “recapitalization” for U.S. federal income tax purposes. As described in more detail below, if the exchange qualifies as a recapitalization, holders generally will not be required to recognize any gain or loss on the exchange. By contrast, if the exchange does not so qualify, holders would be required to recognize gain or loss (if any) on the exchange.

      The exchange of debentures for exchange notes will qualify as a recapitalization if both the debentures and the exchange notes are “securities” or stock for U.S. federal income tax purposes. In general, whether a debt instrument is a security or not for U.S. federal income tax purposes depends on the extent to which the instrument represents an investment in the issuer’s business. Among the factors considered are the term of the debt instrument, the extent of the collateral, and the use of the advanced funds. Short-term debt instruments backed by adequate security are not securities because the fortunes of the issuer’s business will have relatively little effect on the holder’s return. In contrast, long-term instruments issued by a corporation to enable it to fund the development or expansion of its business are securities, because the holder’s return depends significantly on the fortunes of the corporation’s business. Existing authorities do not draw a clear line along the continuum between these two instruments. Each situation turns on an evaluation of the overall facts and circumstances, and no reported case involves facts similar to those surrounding the proposed exchange of debentures for exchange notes. While the debentures probably are securities for U.S. federal income tax purposes, the determination of whether the exchange notes are securities or stock is uncertain.

      If the exchange of debentures for exchange notes does not constitute a “recapitalization,” a U.S. Holder of debentures would recognize gain or loss (if any) on the exchange equal to the difference between (i) the fair market value of the exchange notes and (ii) the U.S. Holder’s adjusted tax basis in the debentures. The gain or loss generally would be capital gain or loss. However, if the holder acquired his debentures at a price below their principal amount, the holder might be required to treat any gain recognized on the exchange as ordinary income to the extent of accrued market discount not previously included in income. If the holder held his debentures for more than one year at the time of the exchange, any capital gain or loss would be long-term capital gain or loss. Long-term capital gains of individual taxpayers generally are taxed at a maximum rate of 20 percent. Any capital losses recognized by a holder, however, would be subject to limitations on deductibility. If the exchange does not constitute a recapitalization, the holder’s tax basis in the holder’s exchange notes would equal their fair market value, and the holder’s holding period for the exchange notes would begin on the day after completion of the exchange offer.

      If the exchange constitutes a recapitalization, however, U.S. Holders of debentures would not recognize any gain or loss on the exchange of debentures for exchange notes. Consequently, a holder who realizes a loss on the exchange, because the holder’s tax basis in the debentures exceeds the fair market value of the exchange notes, generally would not be allowed to deduct that loss. On the other hand, a holder who realizes a gain on the exchange, because the holder’s tax basis in the debentures is less than the fair market value of the exchange notes, generally would not be required to recognize that gain. Any gain or loss that is not recognized upon the exchange would be deferred, in general, until the holder terminates the holder’s investment in exchange notes. If the exchange constitutes a recapitalization, the holder’s tax basis in the exchange notes would equal, in general, his adjusted tax basis in the debentures surrendered in the exchange, so that any gain or loss realized but not recognized on the exchange would be reflected in the difference between the fair market value and the basis of the exchange notes. Similarly, the holder’s holding period for the exchange notes would include the period during which the holder held the debentures.

Taxation of Interest

      U.S. Holders will be required to recognize as ordinary income the stated interest paid or accrued on the exchange notes, in accordance with their regular method of accounting.

      If the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder generally may be required to recognize additional interest as “original issue discount,” or “OID,” over the term of the instrument. If the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent payment debt instruments. These rules may require a holder to accrue interest income at a rate higher than the stated interest rate on the note and require the holder to treat as ordinary income, rather than capital gain, any gain recognized on the disposition of a note before the resolution of the contingencies. See “U.S. Holders — Conversion of the Exchange Notes.” In certain circumstances, holders of the exchange notes may receive payments in excess of stated principal and interest, and/or the timing of certain payments may vary. For example, if we elect to convert automatically the exchange notes, or if a holder voluntarily converts an exchange note, each holder would be entitled to receive upon conversion a payment which may be in excess of stated principal and interest. Similarly, if we elect to make an interest payment in stock rather than cash, each holder would be entitled to receive stock whose fair market value may be in excess of stated principal and interest. We do not believe that the exchange notes should be treated as contingent payment debt instruments because of these potential payments since the contingent amount thereof likely would be incidental. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the exchange notes as contingent payment debt instruments or as having OID. Because of the relative lack of authority on the application of the above special rules to contingent payment debt instruments, the federal income tax consequences of the additional payments are uncertain. The exchange notes could be treated as contingent payment debt instruments, with the consequences described above. If the exchange notes are not treated as contingent payment debt instruments, so that the potential receipt of the additional payments does not affect the accrual of interest, the holders may be required to recognize income or gain upon receipt of a contingent payment. Holders should consult their tax advisors with respect to these additional payments.

      Even if the exchange notes are not treated as contingent payment debt instruments, the OID rules may require the accrual of interest income in excess of stated interest if the principal amount of the exchange notes exceeds their fair market value upon issuance by more than a de minimis amount. Any excess of the principal amount over the fair market value of the exchange notes would constitute OID. We expect that any OID on the exchange notes will be within the prescribed de minimis threshold, so that U.S. Holders will not be required to accrue additional interest income under the OID rules. If the exchange notes have OID in excess of the de minimis threshold, U.S. Holders generally will have to include the OID in interest income as it accrues, thus reporting total interest income over the term of an exchange note at a rate equal to its economic yield. In that case, the interest income that U.S. Holders will have to report would be greater than the cash payments of interest the U.S. Holders will receive.

      If the exchange of debentures for exchange notes qualifies as a recapitalization, a U.S. Holder’s initial tax basis in his exchange notes generally would equal his basis in his debentures. In that case, the holder’s basis in the exchange notes could differ from its stated principal amount by more than a de minimis amount. If the holder’s basis exceeded the stated principal amount, the holder would not be required to accrue OID (if any) on the exchange note, but instead could treat the premium amount as a reduction to income the holder otherwise would be required to recognize upon the receipt or accrual of interest payments on the exchange note. The premium, however, could not be treated as a reduction to interest income to the extent the premium were attributable to the conversion privilege of the exchange notes. If the holder’s basis were less than the fair market value of the exchange notes, the difference would be treated as “market discount” that would be accrued over the term of the note. If the holder so elects, the accrued market discount could be treated as additional income as it accrues. Otherwise, the amount of gain recognized upon a sale, exchange or redemption of exchange notes would be treated as ordinary income rather than capital gain to the extent of accrued market discount.

Sale, Exchange or Redemption of the Exchange Notes

      A U.S. Holder generally will recognize gain or loss if the holder disposes of an exchange note in a sale, redemption or exchange other than a conversion of the exchange note into common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the exchange note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the exchange note. Any gain or loss recognized by a holder upon a sale, exchange or redemption of exchange notes would be, in general, capital gain or loss. A portion of any gain recognized by a holder upon a disposition of exchange notes, however, could be treated as ordinary income under the market discount rules described in the preceding paragraph. In addition, the portion of any proceeds attributable to accrued interest will not be taken into account in computing the holder’s gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder previously has not included the accrued interest in income. The capital gain or loss recognized by a holder on a disposition of the exchange note will be long-term capital gain or loss if the holder held the note for more than one year.

Conversion of the Exchange Notes

      A U.S. Holder generally will not recognize any income, gain or loss on converting an exchange note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if the holder received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder’s aggregate basis in the common stock will equal his adjusted basis in the exchange note. The holder’s holding period for the stock will include the period during which the holder held the exchange note. As noted above, if we elect to convert automatically the exchange notes, or if a holder elects to convert the holder’s exchange notes, the tax consequences of the additional payment that the holder would receive are unclear. The holder could be required to recognize income or gain on the receipt of the additional payment. Finally, the application to the exchange notes of the special rules for contingent payment debt instruments could affect the U.S. federal income tax consequences of a conversion of the exchange notes. If those special rules apply to the exchange notes, their effect on a conversion of the exchange notes is uncertain. Under one reading of the rules, conversion of the exchange notes would be a taxable event requiring the holders to recognize gain or loss. We do not believe, however, that the exchange notes should be treated as contingent payment debt instruments, and we will not treat them as such for purposes of filing tax or information returns with the IRS. See “U.S. Holders — Taxation of Interest.”

Dividends

      If, after a U.S. Holder converts an exchange note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent the distribution is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s investment up to the holder’s basis in its common stock, and any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, the holder may be able to claim, in certain circumstances, a deduction equal to a portion of any dividends received from us.

      The terms of the exchange notes allow for changes in the conversion price of the exchange notes in certain circumstances. A change in conversion price that allows the holders of exchange notes to receive more shares of common stock on conversion may increase the holders’ proportionate interest in our earnings and profits or assets. In that case, the holders would be treated as though the holders received a dividend in the form of our stock and would be taxable on such a constructive stock dividend even though they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price is adjusted to compensate the holders of exchange notes for distributions of cash or property to our shareholders. However, not all changes in conversion price that allow the holders of exchange notes to receive more common stock on conversion increase the holders’ proportionate interests in us. For instance, a change in conversion price could prevent simply the dilution of the holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the holders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. Any such constructive dividends would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

      Since the exchange notes will provide for a higher conversion rate than the debentures, a U.S. Holder may be treated as receiving a deemed distribution on the exchange equal to the value of the increased conversion rights. This deemed distribution would be taxable as a dividend to the extent of our current or accumulated earnings and profits. We do not believe that we had any accumulated earnings and profits at the beginning of our current taxable year, and we do not know whether we will have any earnings and profits for the current taxable year. We, however, believe that any deemed distribution is not likely to result in taxable income to holders who exchange their existing notes for exchange notes.

Sale of Common Stock

      A U.S. Holder generally will recognize gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. In general, the gain or loss recognized by a holder on a sale or exchange of stock will be capital gain or loss and, if the holder held the stock for more than one year, will be long-term capital gain or loss.

      However, if the exchange of debentures for exchange notes is a recapitalization, and if the holder’s initial basis in his exchange notes is less than the stated principal amount, the holder may be required to treat a portion of any gain recognized upon a disposition of common stock into which he converted his exchange notes as ordinary income under the market discount rules described under “U.S. Holders — Taxation of Interest.”

Special Tax Rules Applicable to Non-U.S. Holders

The Exchange Offer

      In general, non-U.S. Holders will not be subject to U.S. federal income tax on any gain realized on the exchange of debentures for exchange notes, regardless of whether the exchange qualifies as a recapitalization. If the exchange does not qualify as a recapitalization, however, a Non-U.S. Holder could be subject to U.S. federal income tax on any gain recognized if:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

•	the Non-U.S. Holder is a former citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) (described below) treat the gain as effectively connected with a U.S. trade or business.

      The FIRPTA rules may apply to the exchange if we are, or were within five (5) years before the exchange, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We believe that we are a USRPHC for purposes of the FIRPTA rules. The FIRPTA rules would apply to an exchange by a Non-U.S. Holder only if the holder owned, directly or indirectly, more than five (5) percent of our common stock within five (5) years before the holder’s disposition of the exchange notes (or, if shorter, the period during which the holder held the notes). For this purpose, the Non-U.S. Holder would be treated as owning the stock that the holder could acquire on conversion of the holder’s exchange notes. If all of these conditions were met, and if the FIRPTA rules applied to an exchange of debentures for exchange notes, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and, thus, would be subject to U.S. federal income tax.

Taxation of Interest

      Payments of interest to nonresident persons or entities are subject, in general, to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. If a Non-U.S. Holder certifies its nonresident status to us as described below, payments of interest on the exchange notes to him generally will qualify as “portfolio interest” and, thus, will be exempt from the withholding tax. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that either:

•	owns, directly or indirectly, at least 10 percent of our voting stock; or

•	is a “controlled foreign corporation” that is related to us.

      In general, a foreign corporation is a controlled foreign corporation if at least 50 percent of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10 percent of the corporation’s voting stock.

      The portfolio interest exception and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a completed and signed Form W-8BEN or appropriate substitute form to us or to our paying agent. If the holder holds the exchange note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than to the partnership.

Sale, Exchange or Redemption of Exchange Notes

      Subject to the exceptions described above under “Special Tax Rules Applicable to Non-U.S. Holders — The Exchange Offer,” Non-U.S. Holders will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of exchange notes.

Conversion of the Exchange Notes

      A Non-U.S. Holder generally will not recognize any income, gain or loss on converting an exchange note into common stock. Also, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized as a result of the holder’s receipt of cash in lieu of a fractional share of stock. See below “Special Tax Rules Applicable to Non-U.S. Holders — Sale of Common Stock.” A holder could be subject to U.S. federal income tax, however, on any additional payment received upon a conversion of exchange notes. In addition, we may be required to withhold tax from any such payment. If we were to withhold tax from a payment, and if the payment were determined not to be subject to U.S. federal income tax, a Non-U.S. Holder would be entitled to a refund of the tax withheld.

Dividends

      Dividends paid to a Non-U.S. Holder on common stock received on conversion of an exchange note will be subject, in general, to U.S. withholding tax at a 30 percent rate. Pursuant to a tax treaty between the United States and the Non-U.S. Holder’s country of residence, however, the withholding tax might not apply or might apply at a reduced rate. A Non-U.S. Holder must demonstrate its entitlement to the benefits (if any) of such a treaty (if any) by certifying its nonresident status. A mechanism to meet this requirement is described above under “Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest.”

Sale of Common Stock

      Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, as described under “Special Tax Rules Applicable to Non-U.S. Holders — The Exchange Offer.”

Income or Gains Effectively Connected With a U.S. Trade or Business

      The preceding discussion of the U.S. federal income tax consequences of the ownership or disposition of exchange notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the exchange notes, any dividends on the common stock, or any gain from the sale, exchange or other disposition of the exchange notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if such income or gain is also attributable to a permanent establishment maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business and included in the gross income of a Non-U.S. Holder will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, the portion of its earnings and profits that is effectively connected with its U.S. trade or business generally would be subject to a “branch profits tax.” In general, although an applicable tax treaty might provide for a lower rate, the branch profits tax rate is 30 percent.

U.S. Federal Estate Tax

      The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The exchange notes will not be U.S. situs property as long as interest on the exchange notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under “Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest.” Since we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

      The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. The specified payments include interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax at a 31 percent rate from payments subject to information reporting if the recipient fails to certify his taxpayer identification number to the payor, furnishes an incorrect taxpayer identification number, or repeatedly fails to report interest or dividends on his returns. The foregoing rate is reduced to a 30.5 percent rate for payments after August 6, 2001. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

      In general, payments of interest or dividends to individual U.S. Holders of exchange notes or common stock will be subject to information reporting and, if the holder fails to provide us or our paying agent with a correct taxpayer identification number, to backup withholding.

      The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends on common stock, or interest on exchange notes, generally will not be subject to information reporting or backup withholding. To avoid backup withholding on dividends, a Non-U.S. Holder will have to certify its nonresident status as described under “Special Rules Applicable to Non-U.S. Holders — Taxation of Interest.”

      Payments made to U.S. Holders by a broker upon a sale of exchange notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not to backup withholding. If the sale is made through a foreign office of a foreign broker, the sale generally will not be subject to information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons or is engaged in a U.S. trade or business.

      Payments made to Non-U.S. Holders by a broker upon a sale of exchange notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

      Any amounts withheld from a payment to a holder of exchange notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

      THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT TAX ADVICE. EACH HOLDER OF DEBENTURES SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE EXCHANGE OFFER AND OF HOLDING AND DISPOSING OF EXCHANGE NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

      We have engaged Robertson Stephens, Inc. to use its best efforts to find purchasers for any or all of the $25.0 million of additional exchange notes, which will only be offered to holders of debentures which are tendered and accepted for exchange in the exchange offer. Robertson Stephens, Inc. is not obligated to take or pay for any of the additional exchange notes. Robertson Stephens, Inc. has advised us that offers to sell additional exchange notes outside the United States will be effected through its affiliate Robertson Stephens International, Ltd. The purchase price for the additional exchange notes is 100% of the principal amount of the exchange notes, plus accrued interest from the issue date. As compensation for its services, we have agreed to pay Robertson Stephens, Inc. a selling commission of 5% in cash. We also will pay Robertson Stephens, Inc. its costs and expenses relating to the performance of its obligation in connection with the offer of additional exchange notes, including fees and expenses of Robertson Stephens, Inc.’s counsel. We are also paying Robertson Stephens, Inc. a dealer manager fee of up to a maximum of $2,260,000 principal amount of exchange notes in connection with the exchange offer which is discussed under the heading “The Exchange Offer—Fees and expenses.”

      The exchange notes that will be received by Robertson Stephens, Inc. in compensation for its services as dealer manager (up to a maximum of $2,260,000 principal amount of exchange notes) will be deemed to be underwriting compensation in connection with this offering. These exchange notes and the common stock into which these exchange notes are converted may not be sold, transferred, assigned, pledged or hypothecated by any person for a period of one year following the effectiveness date of the offering except as provided for under Rule 2710(c)(7) of the NASD Conduct Rules.

      The placement agreement provides that the obligations of Robertson Stephens, Inc. are subject to enumerated conditions.

      Robertson Stephens, Inc. has advised us that it proposes to resell the additional exchange notes to holders submitting their debentures in the exchange offer that wish to purchase exchange notes in addition to those received in exchange for their debentures.

      We will enter into a registration rights agreement with Robertson Stephens, Inc. with respect to the exchange notes to be issued to Robertson Stephens, Inc. for payment of their fees in connection with the issuance of the exchange notes.

      Payment of solicitation fee. We will pay to soliciting dealers a solicitation fee of $2.50 per $1,000 of debentures tendered and accepted for exchange in the exchange offer. The solicitation fee represents a reimbursement to soliciting dealers for administrative and similar costs and we will, upon request, reimburse a soliciting dealer for its reasonable and necessary costs and expenses incurred by them in forwarding this prospectus and any related documents to the beneficial holders of debentures held by them as nominee or in a fiduciary capacity. As used herein, a “soliciting dealer” is an entity covered by a letter of transmittal which names the dealer as having solicited and obtained the tender, and is:

      •  any broker or dealer in securities, excluding the dealer manager, which is a member of any national securities exchange or of the NASD;

      •  any foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD’s Rules of Fair Practice in soliciting tenders outside the United States to the same extent as though it were an NASD member; or

      •  any bank or trust company.

      No such fee shall be payable to a soliciting dealer with respect to the tender of debentures by a holder unless the letter of transmittal accompanying such tender designates such soliciting dealer. No such fee shall be payable to a soliciting dealer in respect of debentures registered in the name of such soliciting dealer unless such debentures are held by such soliciting dealer as nominee and the debentures are being tendered for the benefit of one or more beneficial owners identified on the letter of transmittal. No such fee shall be payable to a soliciting dealer if such soliciting dealer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No such fee shall be paid to a soliciting dealer with respect to debentures tendered for such soliciting dealer’s own account. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of us, DTC, the dealer manager or the information agent for purposes of the exchange offer.

      Indemnity. The dealer manager agreement and the placement agreement provide that we will indemnify Robertson Stephens, Inc. against certain liabilities, including liabilities under the Securities Act.

      Lock-up agreements. All of our executive officers and directors have agreed, for a period of 90 days after the expiration date of the exchange offer, not to offer, sell, contract to sell or otherwise transfer, dispose of, loan, pledge, assign or grant (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any rights to, or interests in, any shares of common stock, any options or warrants to purchase any shares of common stock, any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or subsequently acquired directly by the holders or to which they have or subsequently acquire the power of disposition, without the prior written consent of Robertson Stephens, Inc. Our executive officers and directors also have agreed or will agree not to enter into any transaction (including a derivative transaction) having an economic effect similar to that of a sale of exchange notes, any shares of common stock or any securities of ours which are substantially similar to the exchange notes or the shares of common stock or which are convertible into or exchangeable for, or represent the right to receive, shares of common stock or securities that are substantially similar to the shares of common stock, subject to certain exceptions, without the prior consent of Robertson Stephens, Inc. There are no agreements between Robertson Stephens, Inc. and any of our directors and officers providing consent by Robertson Stephens, Inc. to the sale of securities prior to the expiration of the lock-up period.

      Future sales. In addition, we have agreed that during the period of 90 days after the date of this prospectus, we will not, without the prior written consent of Robertson Stephens, Inc., issue, sell, contract to sell or otherwise dispose of any shares of any common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than our sale of shares in this offering, the issuance of shares of common stock upon the exercise of outstanding options or warrants and the grant of options to purchase shares of common stock under our existing executive compensation plans or the issuance of shares of common stock upon conversion of the debentures and the exchange notes. We also have agreed not to enter into any transaction (including a derivative transaction) having an economic effect similar to that of an issuance of, any of our securities which are substantially similar to the shares or which are convertible into or exchangeable for, or represent the right to receive, shares or securities that are substantially similar to the shares, subject to certain exceptions, without the prior consent of Robertson Stephens, Inc.

      No prior market. Prior to this offering, there has been no market for the exchange notes. Consequently, the offering price for the additional exchange notes to be sold in this offering was determined through negotiations between us and Robertson Stephens, Inc. Among the factors to be considered in these negotiations were prevailing market conditions, our financial information, the price of the debentures, market valuations of other companies that we and Robertson Stephens, Inc. believe to be comparable to us, estimates of our business potential and the present state of our development.

      The exchange notes are expected to be listed on the NYSE. In addition, we have been advised by Robertson Stephens, Inc. that it presently intends to make a market in the exchange notes as permitted by applicable laws and regulations. Robertson Stephens, Inc. has no obligation, however, to make a market in the exchange notes and may discontinue market making at any time without notice.

      Stabilization. We have been advised by Robertson Stephens, Inc. that certain persons participating in this offering may engage in transactions, including stabilizing bids that may have the effect of stabilizing or maintaining the market price of the exchange notes. Stabilization bids are bids for, or the purchase of, exchange notes on behalf of Robertson Stephens, Inc. for the purpose of fixing or maintaining the price of the exchange notes.

LEGAL MATTERS

      The legality of the securities offered hereby will be passed upon for us by Foley & Lardner, Washington, D.C. Customary legal matters will be passed upon for the dealer manager by Shearman & Sterling, Washington, D.C.

EXPERTS

      The financial statements included and incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and Ernst & Young LLP, independent public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

      We filed a registration statement on Form S-4/ S-2 with the SEC to register the securities being offered in this exchange offer. This is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

      We are allowed to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934 until the offering of securities by this prospectus statement is complete:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended; and

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as amended.

      You may request a copy of these filings, without exhibits, at no cost by writing or contacting us by telephone at the following address:

Corporate Secretary
Coeur d’Alene Mines Corporation
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814

COEUR D’ALENE MINES CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Public Accountants	F-2
Consolidated Balance Sheets at December 31, 1999 and 2000 and March 31, 2001 (unaudited)	F-4

Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 1998, 1999 and 2000 and for the three-month periods ended March 31, 2000 and 2001 (unaudited)	F-6

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 1998, 1999 and 2000 and for the three-month period ended March 31, 2001(unaudited)	F-7

Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000 and for the three-month periods ended March 31, 2000 and 2001 (unaudited)	F-8

Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of

Coeur d’Alene Mines Corporation:

      We have audited the accompanying consolidated balance sheets of Coeur d’Alene Mines Corporation (an Idaho corporation) and subsidiaries (the “Company”) as of December 31, 2000 and 1999, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coeur d’Alene Mines Corporation and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Denver, Colorado,

  February 16, 2001 (except with respect to the matter discussed in Note O, as to which the date is March 16, 2001).

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors

Coeur d’Alene Mines Corporation

      We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 1998, of Coeur d’Alene Mines Corporation and subsidiaries. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Coeur d’Alene Mines Corporation and subsidiaries for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Seattle, Washington

April 14, 1999

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,		March 31,

	1999	2000	2001

			(Unaudited)

ASSETS

Current Assets:

Cash and cash equivalents	$86,935	$35,227	$45,468

Short-term investments, including restricted collateral of $5.8 million, $10.4 million and $11.1 million (unaudited), respectively	22,978	18,344	14,375

Receivables, net	15,376	9,710	8,892

Inventories	53,769	54,979	53,938

Total Current Assets	179,058	118,260	122,673

Property, Plant and Equipment:

Property, plant and equipment	96,592	97,996	98,139

Less accumulated depreciation	(54,265)	(61,256)	(61,919)

	42,327	36,740	36,220

Mining Properties:

Operational mining properties	106,455	113,409	114,468

Less accumulated depletion	(62,431)	(71,225)	(73,287)

	44,024	42,184	41,181

Developmental properties	50,781	51,800	52,222

	94,805	93,984	93,403

Other Assets:

Investments in unconsolidated affiliates	29,008	15,264	—

Notes receivable	345	263	231

Debt issuance costs, net of accumulated amortization	5,378	3,621	3,243

Other	3,126	3,245	3,307

	37,857	22,393	6,781

Total Assets	$354,047	$271,377	$259,077

      The accompanying notes are an integral part of these consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		March 31,

	1999	2000	2001

			(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:

Accounts payable	$4,693	$4,073	$4,114

Accrued liabilities	5,046	9,799	9,730

Accrued interest payable	5,064	4,474	4,766

Accrued salaries and wages	5,005	5,723	4,699

Current portion of remediation costs	1,365	1,209	909

Total Current Liabilities	21,173	25,278	24,218

Long-Term Liabilities:

6% convertible subordinated debentures due 2002	35,582	26,511	26,096

6 3/8% convertible subordinated debentures due 2004	93,372	92,860	92,860

7 1/4% convertible subordinated debentures due 2005	107,277	85,198	80,198

Other long-term liabilities	28,478	24,090	24,020

Total Long-Term Liabilities	264,709	228,659	223,174
Commitments and Contingencies: (See Notes G,L,M and O)

Shareholders’ Equity:

Mandatory Adjustable Redeemable Convertible Securities (MARCS), par value $1.00 per share (a class of preferred stock) — authorized: 7,500,000 shares; 7,077,833, 0 and 0 (unaudited) issued and outstanding at December 31, 1999 and 2000 and at March 31, 2001, respectively	7,078	—	—

Common Stock, par value $1.00 per share — authorized: 125,000,000 shares, issued 30,240,428, 38,109,279 and 39,900,451 (unaudited) issued and outstanding shares at December 31, 1999 and 2000 and at March 31, 2001, respectively (including 1,059,211 shares held in treasury)	30,240	38,109	39,900

Additional paid-in capital	391,031	387,625	387,732

Accumulated deficit	(347,119)	(394,932)	(403,000)

Shares held in treasury	(13,190)	(13,190)	(13,190)

Accumulated other comprehensive income (loss)	125	(172)	243

	68,165	17,440	11,685

Total Liabilities and Shareholders’ Equity	$354,047	$271,377	$259,077

      The accompanying notes are an integral part of these consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

				Three Months Ended
	Years Ended December 31,			March 31,

	1998	1999	2000	2000	2001

				(Unaudited)

Revenues:

Sales of metal	$102,505	$86,318	$93,174	$14,841	$18,006

Earnings (loss) from unconsolidated affiliate	(2,130)	(1,096)	1,103	(482)	—

Interest and other	11,599	23,724	6,929	3,545	16

Total Revenues	111,974	108,946	101,206	17,904	18,022

Costs and Expenses:

Production	70,163	66,896	86,661	13,467	18,257

Depreciation and depletion	28,555	19,620	20,785	4,907	2,817

Administrative and general	12,249	9,281	9,714	3,121	2,277

Exploration	9,241	8,518	9,412	2,140	1,958

Interest	13,662	16,408	16,999	3,956	3,744

Writedown of mining properties and other	223,597	20,204	21,236	135	217

Total Costs and Expenses	357,467	140,927	164,807	27,726	29,270

Net Loss from Continuing Operations Before Taxes and Extraordinary Item	(245,493)	(31,981)	(63,601)	(9,822)	(11,248)

Income tax provision	(919)	(332)	(348)	(100)	(1)

Net Loss Before Extraordinary Item	(246,412)	(32,313)	(63,949)	(9,922)	(11,249)

Extraordinary item — gain on early retirement of debt (net of taxes)	12,158	3,990	16,136	87	3,181

Net Loss	(234,254)	(28,323)	(47,813)	(9,835)	(8,068)

Unrealized holding gain (loss) on securities	(308)	288	(297)	(1,339)	415

Comprehensive Loss	$(234,562)	$(28,035)	$(48,110)	$(11,174)	$(7,653)

Net Loss	$(234,254)	$(28,323)	$(47,813)	$(9,835)	$(8,068)

Preferred stock dividends	(10,532)	(10,532)	(2,180)	(2,180)	—

Net Loss Attributable to Common Shareholders	$(244,786)	$(38,855)	$(49,993)	$(12,015)	$(8,068)

Basic and Diluted Loss Per Share:

Weighted average number of shares of common stock	21,899	24,185	35,439	30,569	37,308

Loss before extraordinary item	$(11.73)	$(1.77)	$(1.87)	$(.39)	$(.31)

Extraordinary item — gain on early retirement of debt (net of taxes)	.55	.16	.46	.00	.09

Net loss per common share	$(11.18)	$(1.61)	$(1.41)	$(.39)	$(.22)

      The accompanying notes are an integral part of these consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For Years Ended December 31, 2000, 1999, and 1998
and for Three Months Ended March 31, 2001 (Unaudited)
(In thousands)

						Accumulated
						Other
	Preferred		Additional			Comprehensive
	Stock	Common	Paid-in	Accumulated	Shares Held	Income
	(MARCS)	Stock	Capital	Deficit	in Treasury	(Loss)	Total

Balance at December 31, 1997	$7,078	$22,950	$389,648	$(84,542)	$(13,190)	$145	$322,089

Comprehensive Loss:

Net Loss	—	—	—	(234,254)	—	—	(234,254)

Unrealized Loss on Marketable Securities	—	—	—	—	—	(308)	(308)

Cash Dividends	—	—	(10,532)	—	—	—	(10,532)

Other	—	8	64	—	—	—	72

Balance at December 31, 1998	7,078	22,958	379,180	(318,796)	(13,190)	(163)	77,067

Comprehensive Loss:

Net Loss	—	—	—	(28,323)	—	—	(28,323)

Unrealized Gain on Marketable Securities	—	—	—	—	—	288	288

Cash Dividends	—	—	(10,532)	—	—	—	(10,532)

Stock Issued for Purchase of Asarco Assets	—	7,125	21,820	—	—	—	28,945

Stock Issued for Purchase of Nevada-Packard Property	—	155	515	—	—	—	670

Other	—	2	48	—	—	—	50

Balance at December 31, 1999	7,078	30,240	391,031	(347,119)	(13,190)	125	68,165

Comprehensive Loss:

Net Loss	—	—	—	(47,813)	—	—	(47,813)

Unrealized Loss on Marketable Securities	—	—	—	—	—	(297)	(297)

Cash Dividends	—	—	(2,633)	—	—	—	(2,633)

Stock Issued for MARCS Conversion	(7,078)	7,863	(785)	—	—	—	—

Other	—	6	12	—	—	—	18

Balance at December 31, 2000	—	38,109	387,625	(394,932)	(13,190)	(172)	17,440

Comprehensive Loss:

Net Loss(unaudited)	—	—	—	(8,068)	—	—	(8,068)

Unrealized Gain on Marketable Securities (unaudited)	—	—	—	—	—	415	415

Stock Issued for Debt (unaudited)	—	1,791	107	—	—	—	1,898

Balance at March 31, 2001 (unaudited)	$—	$39,900	$387,732	$(403,000)	$(13,190)	$243	$11,685

      The accompanying notes are an integral part of these consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

				Three Months Ended
	Years Ended December 31,			March 31,

	1998	1999	2000	2000	2001

				(Unaudited)

Cash flows from Operating Activities:

Net loss	$(234,254)	$(28,323)	$(47,813)	$(9,835)	$(8,068)

Add (deduct) noncash items:

Depreciation and depletion	28,555	19,620	20,785	4,907	2,817

Amortization	2,456	2,388	5,897	—	—

Gain on early retirement of debt	(12,158)	(3,990)	(16,136)	(87)	(3,181)

Other charges	936	(309)	375	1,589	2,189

Write-down of mining properties	223,172	18,685	12,207	—	—

Undistributed (gain) loss on investment in Unconsolidated affiliate	2,130	1,096	(1,103)	(482)	—

Unrealized (gain) loss on written call options	—	4,302	(4,069)	(1,554)	(379)

Loss on short-term investment	—	—	2,304

Changes in Operating Assets and Liabilities:

Receivables	(2,946)	225	5,666	7,271	818

Inventories	(10,176)	(7,377)	(1,210)	(7,637)	1,041

Accounts payable and accrued liabilities	(11,408)	(3,370)	(709)	(1,965)	(1,208)

Net Cash (Used in) Provided by Operating Activities	(13,693)	2,947	(23,806)	(7,793)	(5,971)

Cash Flows from Investing Activities:

Purchases of short-term investments	(17,886)	(22,507)	(12,703)	(4,276)	(1,255)

Proceeds from sales of short-term investments	114,276	9,746	15,220	12,073	5,266

Investment in unconsolidated affiliate	(4,868)	(396)	380	—	—

Purchases of property, plant and equipment	(3,209)	(1,399)	(2,242)	—	—

Proceeds from sale of assets	7,944	986	768	591	14,733

Expenditures on mining properties	(27,177)	(13,536)	(11,411)	(3,947)	(1,977)

Other	1,220	967	(38)	103	(259)

Net Cash (Used in) Provided by Investing Activities	70,300	(26,139)	(10,026)	4,544	16,508

Cash Flows from Financing Activities:

Retirement of long-term debt	(28,477)	(6,089)	(14,869)	—	—

Payment of cash dividends	(10,532)	(10,532)	(2,633)	(2,633)	—

Other	(4,467)	(587)	(374)	(198)	(296)

Net Cash Used in Financing Activities	(43,476)	(17,208)	(17,876)	(2,831)	(296)

(Decrease) Increase in Cash and Cash Equivalents:	$13,131	$(40,400)	$(51,708)	$(6,080)	$10,241

Cash and cash equivalents at beginning of period	114,204	127,335	86,935	86,935	35,227

Cash and cash equivalents at end of period	$127,335	$86,935	$35,227	$80,855	$45,468

Supplemental Cash Flow Disclosure (unaudited):
During the 1st quarter of 2001 the Company repurchased $5.0 million principal amount of its outstanding
7 1/4% Convertible Subordinated Debentures in exchange for 1,787,500 shares of common stock.

      The accompanying notes are an integral part of these consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, unless otherwise specified)

NOTE A — Business of Coeur d’Alene Mines Corporation

      Coeur d’Alene Mines Corporation and its subsidiaries (collectively, “Coeur” or the “Company”) is principally engaged in silver and gold mining and related activities including exploration, development, and mining at its properties located in the United States (Nevada, Idaho and Alaska) and South America (Bolivia and Chile).

NOTE B — Summary of Significant Accounting Policies

      Unaudited Financial Information: The financial statements as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements reflect all adjustments, consisting solely of normal recurring adjustments necessary for a fair presentation of the unaudited interim financial statements on a basis consistent with the audited statements. These interim financial statements are not necessarily indicative of the results to be obtained for a full year.

      Principles of Consolidation: The consolidated financial statements include the wholly-owned subsidiaries of the Company, the most significant of which are Coeur Rochester Inc., Coeur Silver Valley Inc., Coeur Alaska, Inc., CDE Fachinal Ltd., Compania Minera CDE Petorca, Coeur Australia (50% owner of Gasgoyne Gold Mines NL which was sold on February 7, 2001), and Empressa Minera Manquiri S.R.L. The consolidated financial statements also include all entities in which voting control of more than 50% is held by the Company. Intercompany balances and transactions have been eliminated in consolidation. Investments in joint ventures where the Company has ownership of 50% or less and funds its proportionate share of expenses are accounted for under the equity method.

      Revenue Recognition: Revenue is recognized when title to silver and gold passes at the shipment or delivery point. The effects of forward sales contracts and purchased put contracts are reflected in revenue at the date the related precious metals are delivered or the contracts expire.

      Cash and Cash Equivalents: Cash and cash equivalents include all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and equivalents with major international banks and financial institutions located principally in the United States, Canada and Australia with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s Management believes that no concentration of credit risk exists with respect to investment of its cash and equivalents.

      Inventories: Inventories of ore on leach pads and in the milling process are valued based on actual costs incurred to place such ores into production, less costs allocated to minerals recovered through the leaching and milling processes. Inherent in this valuation is an estimate of the percentage of the minerals on leach pads and in process that will ultimately be recovered. Management evaluates this estimate on an ongoing basis. Adjustments to the recovery rate are accounted for prospectively. All other inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out and weighted average cost methods. Concentrate and dore’ inventory includes product at the mine site and product held by refineries, and are valued at lower of cost or market.

      Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost. Depreciation, using the straight-line method, is provided over the estimated useful lives of the assets, which are 7 to 31 years for buildings and improvements, 3 to 13 years for machinery and equipment and 3 to 7 years for furniture and fixtures. Certain mining equipment is depreciated using the units-of-production method based upon estimated total proven and probable reserves. Maintenance and repairs are expensed as incurred.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE B — Summary of Significant Accounting Policies — (Continued)

      Mining Properties: Values for mining properties represent acquisition costs and/or the fair value of consideration paid plus developmental costs. Cost depletion has been recorded based on the units-of-production method based on proven and probable reserves. Management evaluates the net carrying value of all operations, property by property, when events or conditions indicate that the potential for permanent impairment of value exists. The Company utilizes the methodology set forth in Statement of Financial Accounting Standard (“SFAS”) No. 121, “Accounting for the Impairment of Long Lived Assets and Long Lived Assets to be Disposed Of” (“SFAS 121”) to evaluate the recoverability of capitalized mineral property costs. Since SFAS 121 requires the use of forward-looking projections, the Company must use estimates to generate a life-of-mine undiscounted cash flow forecast. These estimates are based on projections made by the Company’s engineers and geologists, projected operating and capital costs necessary to process the estimated product, each project’s mine plan including the type, quantity and ore grade expected to be mined, estimated metallurgical recovery and other factors which may have an impact upon a project’s future cash flow. In addition, the Company is required to estimate the selling price of metal produced.

      Reclamation Costs: Post-closure reclamation and site restoration costs are estimated based on environmental regulatory requirements and are accrued ratably over the life of the mine using the units-of-production method. At December 31, 1999 and 2000, the Company has recorded accrued reclamation costs of $17.3 million and $19.2 million, respectively, net of estimated equipment salvage values.

      Exploration and Development: The value of exploration properties acquired is capitalized at the fair market value of the consideration paid. After it is determined that proven and probable reserves exist on a particular property, the property is classified as a developmental property and all costs related to the further development of the property are capitalized. Prior to the establishment of proven and probable reserves, all costs relative to exploration and evaluation of a property are expensed as incurred. In order to classify an identified mineral resource as proven and probable reserves, the Company must have completed a favorable feasibility study. Mine development costs incurred to access reserves on producing mines are also capitalized.

      Short-term Investments: Short-term investments principally consist of highly-liquid United States and foreign government and corporate securities with original maturities in excess of three months. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive loss as a separate component of shareholders’ equity. Any decline in market value judged to be other than temporary are recognized in determining net income. Realized gains and losses on these investments are included in determining net income.

      Foreign Currency: Substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income.

      Derivative Financial Instruments: The Company uses derivative financial instruments as part of an overall risk-management strategy. These instruments are used as a means of hedging exposure to precious metals prices and foreign currency exchange rates. The Company does not hold or issue derivative financial instruments for trading purposes. Written options do not qualify for hedge accounting and are marked-to-market each reporting period with corresponding changes in fair value recorded to operations as Other Income.

      The Company uses forward sales contracts and combinations of put and call options to hedge its exposure to precious metals prices. The underlying hedged production is designated at the inception of the hedge. Deferral accounting is applied only if the derivatives continue to reduce the price risk associated with the underlying hedged production. Contracted prices on forward sales contracts and options are recognized in

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE B — Summary of Significant Accounting Policies — (Continued)

product sales as the designated production is delivered or sold. In the event of early settlement of hedge contracts, gains and losses are deferred and recognized in income at the originally designated delivery date.

      The Company uses foreign currency contracts to hedge its exposure to movements in the foreign currency translation amounts for anticipated transactions. These contracts are marked-to-market to earnings each reporting period.

      On January 1, 2000 the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value on an on-going basis. The adoption of SFAS 133 has had no effect on the Company’s financial statements.

      Comprehensive Loss: In addition to net loss, comprehensive loss includes all changes in equity during a period, except those resulting from investments by and distributions to owners.

      Loss Per Share: Loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares outstanding during each period. The effect of potentially dilutive stock options outstanding was antidilutive in 1998, 1999 and 2000 and for the three months ended March 31, 2000 and 2001.

      Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications: Certain reclassifications of prior period balances have been made to conform to the current period presentation.

NOTE C — Sale of Shareholding in Gasgoyne Gold Mines NL

      On February 7, 2001, the Company sold its 50% shareholding in Gasgoyne Gold Mines NL of Australia (“Gasgoyne”) for A$28.1 million (US $15.6 million) in cash. The purchaser was Sons of Gwalia Ltd., an Australian corporation headquartered in Perth, Western Australia, who owned the other 50% interest in Gasgoyne.

      The principal assets of Gasgoyne were its 50% ownership of the Yilgarn Star mine and exploration tenements located in Western Australia. Also included in the sale was Coeur’s share of Gasgoyne’s gold hedge position of approximately 90,000 ounces.

      As a result of the transaction, the Company recorded a write-down of $12.2 million in December 2000, reflecting the excess of the carrying value of the Company’s Gasgoyne shares over the sale price.

NOTE D — SFAS No. 121 Impairment Reviews

      During the first quarter of 1998, the Petorca mine continued to operate at a loss in spite of on-going efforts to improve ore grades and reduce operating costs. An evaluation of operations was completed and as a result of this evaluation, the Company determined that a write-down was required to properly reflect the estimated realizable value of Petorca’s mining properties and assets in accordance with the standards set forth in SFAS 121. Consequently, the Company recorded a non-cash write-down for impairment in the first quarter of 1998 of $54.5 million relating to its investment in the Petorca mine. The charge included approximately

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE D — SFAS No. 121 Impairment Reviews — (Continued)

$8.3 million to satisfy the estimated remediation and reclamation liabilities at Petorca and to provide for estimated termination costs.

      During the fourth quarter of 1998, the Company evaluated the recoverability of investments in both the Fachinal Mine and Kensington property. Using a $350 per ounce gold price and based on estimated undiscounted future cash flows, the Company determined that its investments in property, plant and equipment at the Fachinal Mine in Southern Chile and at the Kensington property in Alaska were impaired. The total amount of the impairment based on discounted cash flows was $42.9 million and $121.5 million for the Fachinal Mine and Kensington property, respectively, at December 31, 1998, and was recorded in the fourth quarter.

      During the fourth quarter of 1999, the Company recorded an impairment of its investment in the Yilgarn Star mine. Using a long-term gold price assumption of $325 per ounce and based on undiscounted future cash flows, the Company determined that its investment in the Yilgarn Star mine in Australia was impaired. The total amount of the impairment, based on discounted cash flows was $16.2 million at December 31, 1999, and was recorded in the fourth quarter.

      During the fourth quarter of 2000, the Company performed impairment reviews on all it’s operational and development properties in accordance with the standards set forth in SFAS 121, and based on undiscounted estimated future cash flows and/or fair market value assessments, using long-term price assumptions starting at $4.90 and increasing to $5.50 per ounce for silver and $275 and increasing to $300 per ounce for gold, the Company determined that its investments in property, plant and equipment for the operating and development properties were not impaired at December 31, 2000.

NOTE E — Short-Term Investments and Marketable Securities

      The amortized cost of available-for-sale securities is adjusted for premium and discount amortization. Such amortization is included in Other Income. The following is a summary of available-for-sale securities:

	Available-For-Sale Securities

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
As of December 31, 1999	Cost	Losses	Gains	Value

U.S. corporate debt securities	$16,709	$—	$—	$16,709

Equity securities	6,157	171	296	6,282

	$22,866	$171	$296	$22,991

As of December 31, 2000

U.S. corporate debt securities	$15,529	$—	$—	$15,529

Equity securities	3,000	174	2	2,828

	$18,529	$174	$2	$18,357

      The gross realized gains on sales of available-for-sale securities totaled $.6 million and $0 million during 1999 and 2000, respectively. The gross realized losses totaled $.2 million and $2.5 million, including $2.3 million of realized loss on other than temporary decline in market value of investments during 1999 and 2000, respectively. The gross realized gains and losses are based on a carrying value (cost net of discount or premium) of $9.4 million and $17.2 million of short-term investments sold or adjusted for other than temporary decline in market value during 1999 and 2000, respectively. Short-term investments mature at various dates through February 2001.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE E — Short-Term Investments and Marketable Securities — (Continued)

      The Company, under the terms of its lease, self insurance, and bonding agreements with certain banks, lending institutions and regulator agencies, is required to collateralize certain portions of the Company’s obligations. The Company has collaterized these obligations by assigning certificates of deposit that have maturity dates ranging from three months to a year, to the respective institution or agency. At December 31, 1999 and 2000, and March 31, 2001 the Company had certificates of deposit under these agreements of $5.8 million, $10.4 million and $11.1 million (unaudited), respectively, restricted for this purpose.

NOTE F — Inventories

      Inventories consist of the following:

	December 31,		March 31,

	1999	2000	2001

			(Unaudited)

In-process and on leach pads	$43,494	$43,595	$43,230

Concentrate and doré inventory	5,594	6,258	5,454

Supplies	4,681	5,126	5,254

	$53,769	$54,979	$53,938

      The Handy & Harman refinery, to which the Rochester Mine had historically sent approximately 50% of its dore’, filed for Chapter 11 Bankruptcy during the first quarter of 2000. The Company had in inventory, at the refinery, approximately 67,000 ounces of silver and approximately 5,000 ounces of gold that has been delivered to certain creditors of Handy & Harman. On February 27, 2001, the Company commenced litigation to recover its dore’, with a cost basis of $1.8 million, and believes it has a basis for full recovery. Accordingly, no impairment has been recorded for this asset. Although the Company believes it has a basis for full recovery, it is premature to predict the outcome of the lawsuit.

NOTE G — Property, Plant, and Equipment

      Property, plant, and equipment consists of the following:

	December 31,		March 31,

	1999	2000	2001

			(Unaudited)

Land	$2,407	$2,040	$2,017

Buildings and improvements	41,508	41,240	41,262

Machinery and equipment	52,590	54,546	54,860

Capital leases of equipment	87	170	—

	96,592	97,996	98,139

Accumulated depreciation	(54,265)	(61,256)	(61,919)

	$42,327	$36,740	$36,220

      The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expense charged to operations under these agreements was $4.5 million, $4.0 million and $4.7 million for 1998, 1999 and 2000, respectively.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE G — Property, Plant, and Equipment — (Continued)

      Minimum lease payments under operating leases are as follows:

Year Ending
December 31,	Operating

2001	$2,865

2002	2,419

2003	1,833

2004	1,236

2005	125

$8,478

NOTE H — Mining Properties

      Capitalized costs for mining properties consists of the following

	December 31,		March 31,

	1999	2000	2001

			(Unaudited)

Operational mining properties:

Rochester Mine, less accumulated depletion of $51,290, $58,156 and $59,854 (unaudited)	$30,510	$22,575	$20,724

Coeur Silver Valley, less accumulated depletion of $10,811, $12,344 and $12,784 (unaudited)	12,169	16,021	16,315

Fachinal Mine, less accumulated depletion of $0, $195 and $0 (unaudited)	1,145	3,116	3,788

Petorca Mine, less accumulated depletion of $330, $530 and $648 (unaudited)	200	472	354

TOTAL OPERATIONAL MINING PROPERTIES	44,024	42,184	41,181

Developmental mining properties:

Kensington	26,211	28,047	28,446

San Bartolomé	19,554	18,850	18,850

Other	5,016	4,903	4,926

TOTAL DEVELOPMENTAL MINING PROPERTIES	50,781	51,800	52,222

TOTAL MINING PROPERTIES	$94,805	$93,984	$93,403

Operational Mining Properties

      The Rochester Mine: The Company owns and operates this silver and gold surface mine. The Company has conducted operations at the Rochester Mine since September 1986. The mine utilizes the heap-leaching process to extract both silver and gold from ore mined using open pit methods. Rochester is one of the largest primary silver mines in the United States and is a significant gold producer as well.

      Galena Mine: Coeur Silver Valley owns and operates the Galena underground silver-copper mine, located near the city of Wallace, in Shoshone County, Northern Idaho. On September 9, 1999, the Company acquired the remaining 50% of Coeur Silver Valley resulting in 100% ownership for the Company. The mine utilizes the drift and fill mining method with sand backfill to extract ore from the high grade silver-copper vein deposits that constitute the majority of the ore reserves.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE H — Mining Properties — (Continued)

      During the first quarter of 2001, Coeur formally engaged Macquarie North America Limited to assist with the sale of the Company’s gold mining and related assets in Chile. These assets consist of the Fachinal and Petorca mines, exploration properties and other financial assets with a carrying amount at March 31, 2001 of approximately a net $21.4 million.

      Fachinal Mine: The Fachinal Mine is a gold and silver open pit and underground mine located in southern Chile. Commercial production for financial reporting purposes commenced on January 1, 1997. The Company suspended operations in the fourth quarter 2000 to fully evaluate and develop a recently discovered zone of high-grade gold and silver mineralization.

      Petorca Mine: The Company owns and operates the Petorca gold and silver underground mine located in central Chile approximately 90 miles north of Santiago.

      Yilgarn Star Mine: The Company had a 25% indirect interest in the Yilgarn Star mine in Western Australia. The mine is a surface and underground gold mine operated by Sons of Gwalia. Coeur sold its interest in the Yilgarn Star mine in February 2001. (See Note C.)

Developmental Properties

      San Bartolomé Project: On September 9, 1999, the Company acquired Empressa Minera Manquiri (“Manquiri”). Manquiri’s principal asset is the San Bartolomé project, a silver exploration and development property located near the city of Potosi, Bolivia. The San Bartolomé project consists of silver-bearing gravel deposits which lend themselves to simple surface mining methods. The mineral rights for the San Bartolomé project are held through long-term joint venture/lease agreements with several local independent mining co-operatives and the Bolivian State owned mining company, COMIBOL. As consideration for these JV/ leases, production from San Bartolomé is subject to a royalty of 4% payable to the co-operatives and COMIBOL.

      Kensington Project: Kensington is a gold property located near Juneau, Alaska, which has been permitted for development based on a feasibility study which was completed in early 1998. However, due to the currently depressed gold price, the Company has continued with engineering optimization efforts to reduce estimated capital costs and operating costs. The property is subject to a royalty which ranges from 1% at $400 gold prices to a maximum of 2 1/2% at gold prices above $475, with a royalty cap at 1 million ounces of production.

NOTE I — Long-Term Debt

      The $26.5 million principal amount of 6% Convertible Subordinated Debentures Due 2002 are convertible into shares of Coeur Common Stock at the option of the holder prior to maturity, unless previously redeemed, at a conversion rate of approximately 38 shares of Common Stock for each one thousand dollars of principal (equivalent to a conversion price of $25.57 per share of Common Stock). The Company is required to make annual interest payments. The debentures have no other funding requirements until maturity on June 10, 2002.

      The $92.9 million principal amount of 6  3/8% Convertible Subordinated Debentures Due 2004 are convertible into shares of Common Stock at the option of the holder on or before January 31, 2004, unless previously redeemed, at a conversion price of $25.77 per share. The Company is required to make semi-annual interest payments. The debentures are redeemable at the option of the Company. The debentures have no other funding requirements until maturity on January 31, 2004.

      The $85.2 million principal amount of 7 1/4% Convertible Subordinated Debentures Due 2005 are convertible into shares of Common Stock at the option of the holder on or before October 31, 2005, unless

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE I — Long-Term Debt — (Continued)

previously redeemed, at a conversion price of $17.45 per share, subject to adjustment in certain events. The Company is required to make semi-annual interest payments. The debentures are redeemable at the option of the Company on or after October 31, 2000, and have no other funding requirements until maturity on October 31, 2005.

  Issuance of Common Stock in Exchange for 7 1/4% Convertible Subordinated Debentures

      On March 19, 2001, the Company issued a total of 1,787,500 shares (unaudited) of its Common Stock to two holders of a total of $5 million (unaudited) principal amount of the Company’s outstanding 7  1/4% Convertible Subordinated Debentures Due 2005 in exchange for such Debentures. The Company’s financial statements for the quarter ending March 31, 2001 recorded an extraordinary gain of $3.2 million (unaudited) representing the excess of the extinguished principal amount of the Debenture liability over the value of the shares issued by the Company in exchange, net of offering costs and taxes.

      In three additional privately negotiated transactions completed in April 2001, the Company repurchased, in aggregate, $11 million (unaudited) principal amount of its outstanding 7  1/4% Convertible Subordinated Debentures Due 2005 in exchange for 4,257,618 shares (unaudited) of common stock. As a result of the transactions completed in April, the Company expects to record an extraordinary gain of approximately $5.6 million (unaudited), net of offering costs and taxes in the quarter ending June 30, 2001.

      The following table sets forth repurchases for each year:

	Carrying	Repurchase	Issuance	Extraordinary
	Amount	Amount	Cost	Gain

1998:

6% debentures	$4.0 million	$2.9 million	$52,320	$1.1 million

6 3/8% debentures	$1.6 million	$.9 million	$37,627	$.7 million

7 1/4% debentures	$36.5 million	$24.7 million	$1.4 million	$10.4 million

1999:

6% debentures	$10.2 million	$6.2 million	$100,000	$4.0 million

2000:

6% debentures	$9.1 million	$6.4 million	$60,000	$1.8 million

6 3/8% debentures	$.6 million	$.2 million	$7,700	$.4 million

7 1/4% debentures	$22.0 million	$7.5 million	$600,000	$13.9 million

      The carrying amounts and fair values of long-term borrowings, as of December 31, 1999 and 2000, consisted of the following. The fair value of the long-term borrowing is determined by market transactions on or near December 31, 1999 and 2000, respectively.

	December 31, 1999		December 31, 2000		March 31, 2001
Convertible
Subordinated	Carrying	Fair	Carrying	Fair	Carrying	Fair
Debenture	Value	Value	Value	Value	Value	Value

6% due 2002	$35,582	$22,684	$26,511	$16,238	$26,096	$14,353

6 3/8% due 2004	$93,372	$49,721	$92,860	$26,454	$92,860	$32,501

7 1/4% due 2005	$107,277	$59,807	$85,198	$24,549	$80,198	$28,069

      Total interest accrued at December 31, 1998, 1999, 2000 and at March 31, 2001, was $20.4 million, $17.8 million, $17.0 million, and $3.7 million, respectively, of which $6.8 million, $1.4 million, $0 million, and $0 million (unaudited), respectively, was capitalized as a cost of certain properties under development.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE I — Long-Term Debt — (Continued)

      Interest paid was $20.3 million, $17.0 million, $16.5 million and $3.0 million (unaudited), at December 31, 1998, 1999, 2000, and March 31, 2001, respectively.

NOTE J — Income Taxes

      The components of the provision for income taxes in the consolidated statements of operations are as follows:

	Years Ended
	December 31,

	1998	1999	2000

Current	$919	$332	$348

Deferred	—	—	—

PROVISION FOR INCOME TAX	$919	$332	$348

      As of December 31, 1999 and 2000 the significant components of the Company’s net deferred tax liability were as follows:

	Years Ended December 31,

	1999	2000

Deferred tax liabilities:

PP&E, net	$9,051	$7,051

Total deferred tax liabilities	$9,051	$7,051

Deferred tax assets:

Net operating loss carryforwards	$101,505	$106,836

AMT credit carryforwards	1,734	1,734

Business credit carryforwards	205	205

Total deferred tax assets	103,444	108,775

Mineral properties impairment	58,863	64,533

Unrealized hedging losses	1,626	1,730

Other	2,165	4,583

Valuation allowance for deferred tax assets	(157,047)	(172,570)

Net deferred tax assets	$9,051	$7,051

Net deferred tax liabilities	$—	$—

      The valuation allowance represents the amount of deferred tax assets that more likely than not will not be realized in future years. Changes in the valuation allowance relate primarily to losses which are not currently recognized. The Company has reviewed its net deferred tax assets, together with net operating loss carryforwards, and has not recognized potential tax benefits arising therefrom because at this time management believes it is more likely than not that the benefits will not be realized in future years.

      The Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes was required on such earnings during the three-year period ended December 31, 2000. It is not practicable to estimate the tax liabilities which would result upon such repatriation.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE J — Income Taxes — (Continued)

      A reconciliation of the Company’s effective income tax rate with the federal statutory tax rate for the periods indicated is as follows:

	Years Ended December 31,

	1998	1999	2000

Tax benefit on continuing operations computed at statutory rates	(35.0%)	(35.0%)	(35.0%)

Tax effect of foreign affiliates’ statutory rates	7.6%	11.6%	7.4%

Percentage depletion	(1.4%)	(21.2%)	(17.9%)

Interest on foreign subsidiary debt	1.7%	18.4%	11.5%

Change in valuation allowance	27.1%	25.7%	34.5%

Other (net)	—%	1.6%	.5%

EFFECTIVE TAX RATE	—%	1.1%	1.0%

      For tax purposes, as of December 31, 2000, the Company has operating loss carryforwards as follows, which expire in 2007 through 2020 for U.S. carryforwards. New Zealand, Australian and Chilean laws provide for indefinite carryforwards of net operating losses. Utilization of U.S. net operating losses may be subject to limitations due to potential changes in ownership.

	U.S.	New Zealand	Australia	Chile	Total

Regular losses	$146,822	$91,371	$727	$160,351	$399,271

AMT credits	1,743	—	—	—	1,743

General business credits	205	—	—	—	205

      The operating loss carryforwards by year of expiration are as follows:

Year of
Expiration	Regular Tax

2007	$10,561

2008	10,417

2009	8,994

2010	72,146

2011	4,424

2019	36,372

2020	3,908

Total	$146,822

      As of December 31, 2000, Callahan Mining Corporation, a subsidiary, has net operating loss carryforwards of approximately $17.4 million which expire through 2006. The utilization of Callahan Mining Corporation’s net operating losses are subject to limitations.

NOTE K — Shareholders’ Equity and Stock Plans

      In 1996, the Company completed a public preferred stock offering of Mandatory Adjustable Redeemable Convertible Securities (“MARCS”). The Company issued 7,077,833 shares of MARCS which were offered at a public offering price of $21.25 per share. Net proceeds to the Company from the offering was $144.6 million. On March 15, 2000, Coeur made the final dividend payment of $2.6 million and the MARCS were mandatorily converted into common shares. Each outstanding MARCS was converted into 1.111 com-

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE K — Shareholders’ Equity and Stock Plans — (Continued)

mon shares of the Company. As a result of the conversion, the Company issued approximately 7.9 million common shares.

      On May 11, 1999, the Company’s shareholders adopted a new shareholder rights plan. The plan entitles each holder of the Company’s Common Stock to one right. Each right entitles the holder to purchase one one-hundredth of a share of newly authorized Series B Junior Preferred Stock. The exercise price is $100, making the price per full preferred share ten thousand dollars. The rights will not be distributed and become exercisable unless and until ten business days after a person acquires 20% of the outstanding common shares or commences an offer that would result in the ownership of 30% or more of the shares. Each right also carries the right to receive upon exercise that number of Coeur common shares which has a market value equal to two times the exercise price. Each preferred share issued is entitled to receive 100 times the dividend declared per share of Common Stock and 100 votes for each share of Common Stock and is entitled to 100 times the liquidation payment made per common share. The Board may elect to redeem the rights prior to their exercisability at a price of one cent ($.01) per right. The new rights will expire on May 24, 2009, unless earlier redeemed or exchanged by the Company. Any preferred shares issued are not redeemable. At December 31, 1999 and 2000 and March 31, 2001, there were a total of 29,181,217 and 37,050,068 and 38,841,240 (unaudited) outstanding rights, which was equal to the number of outstanding shares of common stock.

      The Company has an Annual Incentive Plan (the “Annual Plan”), a Long-Term Incentive Plan (the “Long-Term Plan”) and a Directors’ Plan (the “Directors’ Plan”). Benefits were payable in cash under the Annual Plan in 1998, 1999 and 2000.

      Under the Long-Term and Directors’ Plans, benefits consist of (i) non-qualified and incentive stock options that are exercisable at prices equal to the fair market value of the shares on the date of grant and vest cumulatively at an annual rate of 25% during the four-year period following the date of grant, and (ii) performance units comprised of Common Stock and cash, the value of which is determined four years after the award. The first award performance units were granted in 1994. During 2000, options for 233,294 shares were issued under these plans.

      As of December 31, 1999, 2000 and March 31, 2001, nonqualified and incentive stock options to purchase 502,506 shares, 708,266 shares and 721,066 shares (unaudited), respectively, were outstanding under the Long-Term and Directors’ Plans. The options are exercisable at prices ranging from $2.63 to $27.00 per share. In December 2000, the Board of Directors passed a resolution to request shareholders to authorize an additional 1,000,000 shares for issuance under these plans.

      The Company has a Non-Employee Directors’ Stock Option Plan under which 200,000 shares of Common Stock are authorized for issuance and which were approved by the shareholders in May 1995. In December 2000, the Board of Directors passed a resolution to put forward for shareholder approval the authorization of an additional 500,000 shares for issuance under the Plan. Under the Plan, options are granted only in lieu of an optionee’s foregone annual directors’ fees. As of December 31, 1998, 1999, 2000 and March 31, 2001, a total of 21,005, 25,917, 46,691 and 134,612 (unaudited) options, respectively, had been granted in lieu of $.1 million, $.1 million, $.1 million and $0.1 million (unaudited), respectively, of foregone directors’ fees.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE K — Shareholders’ Equity and Stock Plans — (Continued)

      Total employee compensation expense charged to operations under these Plans were $1.4 million, $.8 million, and $1.8 million for 1998, 1999, and 2000, respectively. A summary of the Company’s stock option activity and related information for the years ended December 31, 1998, 1999 and 2000 follows:

		Weighted Average	Weighted Average
	Shares	Exercise Price	Value of Options

Stock options outstanding at January 1, 1998	612,447	$16.05	$2.61

Issued	75,925	6.17

Canceled/expired	(246,530)	15.62

Stock options outstanding at December 31, 1998	441,842	$14.59	$3.51

Issued	130,086	4.69

Canceled/expired	(69,422)	12.60

Stock options outstanding at December 31, 1999	502,506	$11.99	$2.56

Issued	233,294	3.52

Canceled/expired	(27,534)	11.29

Stock options outstanding at December 31, 2000	708,266	$9.47

      Stock options exercisable at December 31, 1998, 1999 and 2000 were 222,299, 283,987 and 366,602, respectively.

      The following table summarizes information for options currently outstanding at December 31, 2000:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (Yrs.)	Price	Exercisable	Price

$2.630 to $8.938	390,264	9.45	$4.26	120,116	$4.69

$13.125 to $17.938	239,094	6.13	$14.68	167,578	$15.18

$18.000 to $27.000	78,908	5.12	$19.44	78,908	$19.44

	708,266	7.85	$9.47	366,602	$12.66

      As of December 31, 2000 and March 31, 2001, 1,614,398 shares and 1,492,586 shares (unaudited) were available for future grants under these incentive Plans and 9,523,363 shares of Common Stock were reserved for potential conversion of Convertible Subordinated Debentures.

      SFAS No. 123, “Accounting for Stock-Based Compensation” establishes accounting and reporting standards for stock-based employee compensation plans and defines a fair value based method of accounting for these equity instruments. The method measures compensation expense based on the estimated fair value of the award and recognizes that expense over the vesting period. The Company has adopted the disclosure-only provision of SFAS No. 123 and therefore continues to account for stock options in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, because options are granted at fair market value, no compensation expense has been recognized for options issued under the Company’s stock option plans. Had compensation expense been recognized based on the fair

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE K — Shareholders’ Equity and Stock Plans — (Continued)

value at the date of the grant for the options awarded under the plans, pro-forma amounts of the Company’s net loss and net loss per share would have been as follows:

	Years Ended December 31,

	1998	1999	2000

Net loss attributable to common shareholders	$(244,786)	$(38,855)	$(49,993)

Net loss pro forma	$(245,144)	$(39,065)	$(50,321)

Basic and diluted net loss per share as reported	$(11.18)	$(1.61)	$(1.41)

Basic and diluted net loss per share pro forma	$(11.20)	$(1.62)	$(1.42)

      The fair value of each option grant was estimated using the Black Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 6.2%, 6.2% and 6.0% for 1998, 1999 and 2000, respectively; expected option life of 4-10 years for officers and directors; expected volatility of 43%, 55% and 92% for 1998, 1999 and 2000, respectively, and no expected dividends. The effect of applying SFAS No. 123 for providing pro forma disclosures for fiscal years 1998, 1999 and 2000 is not likely to be representative of the effects in future years because options vest over a four-year period and additional awards generally are made each year.

NOTE L — Employee Benefit Plans

  Defined Benefit Plan

      In connection with the acquisition of certain Asarco silver assets, acquired in 1999, the Company is required to maintain non-contributory defined benefit pension plans covering substantially all employees at Coeur Silver Valley. Benefits for salaried plans are based on salary and years of service. Hourly plans are based on negotiated benefits and years of service.

      The Company’s funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional tax deductible amounts as may be advisable under the circumstances. Plan assets are invested principally in commingled stock funds, mutual funds and securities issued by the United States Government.

      The components of net periodic benefit costs are as follows:

For the Year Ended December 31,	1999	2000

Service cost	$161	$152

Interest cost	70	107

Expected return on plan assets	(38)	(76)

Amortization of prior service cost	—	31

Amortization of transitional obligation	—	—

Recognized actuarial loss	—	(14)

Net periodic benefit cost	$193	$200

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE L — Employee Benefit Plans — (Continued)

      The change in benefit obligation and plan assets and a reconciliation of funded status are as follows:

At December 31,	1999	2000

Change in benefit obligation

Projected benefit obligation at beginning of year	$1,040	$1,019

Service cost	161	152

Interest cost	70	107

Plan amendments	—	353

Benefits paid	(21)	(33)

Actuarial loss	(231)	(248)

Projected benefit obligation at end of year	$1,019	$1,350

Change in plan assets

Fair value of plan assets at beginning of year	$454	$760

Actual return on plan assets	77	(5)

Plan amendment	—	—

Employer contributions	250	493

Benefits paid	(21)	(33)

Administrative expenses	—	—

Fair value of plan assets at end of year	$760	$1,215

Reconciliation of funded status

Funded status	$(259)	$(135)

Unrecognized actuarial gain	—	(422)

Unrecognized transition obligation	—	—

Unrecognized prior service cost	(270)	321

Net amount of asset reflected in consolidated balance sheet	$(529)	$(236)

Weighted average assumptions

Discount rate	8.1%	8.0%

Expected long-term rate of return on plan assets	8.5%	8.5%

Rate of compensation increase	5.0%	3.0%

  Defined Contribution Plan

      The Company provides a non-contributory defined contribution retirement plan for all eligible U.S. employees. Total plan expenses charged to operations were $.8 million, $.9 million, and $.8 million for 1998, 1999, and 2000, respectively, which is based on a percentage of salary of qualified employees.

  401(k) Plan

      The Company maintains a savings plan (which qualifies under Section 401(k) of the U.S. Internal Revenue Code) covering all eligible U.S. employees. Under the plan, employees may elect to contribute up to 16% of their cash compensation, subject to ERISA limitations. The Company is required to make matching cash contributions equal to 50% of the employees’ contribution or up to 3% of the employees’ compensation. Employees have the option of investing in seven different types of investment funds. Total plan expenses charged to operations were $.5 million, $.4 million and $.4 million in 1998, 1999, and 2000, respectively.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE M — Financial Instruments

  Off-Balance Sheet Risks

      The Company enters into forward foreign exchange contracts denominated in foreign currencies. The purpose of the Company’s foreign exchange hedging program is to protect the Company from risk that the eventual dollar cash flows will be adversely affected by changes in exchange rates. At December 31, 1998, 1999, and 2000, the Company had forward foreign exchange contracts of $4.6 million, $3.6 million, and $8.1 million in USD, respectively.

      The Company enters into forward metal sales contracts to manage a portion of its cash flows against fluctuating gold and silver prices. As of December 31, 2000, the Company had sold 24,000 ounces of gold for delivery on various dates through 2002 at an average price of $324.17. For metal delivery contracts, the realized price pursuant to the contract is recognized when physical gold or silver is delivered in satisfaction of the contract. For the years ended December 31, 1999 and 2000, Coeur recorded a non-cash charge of $4.3 million and non-cash earnings of $4.0 million to operations, respectively. At December 31, 2000, based on the spot gold price of $274.45 per ounce, the Company’s complete hedging position was valued at $2.4 million, including the call options sold.

      The Company realized cash gains of $4.0 million arising from the deliveries of gold into purchased put options and forward contracts during 2000.

      Further discussions of other financial instruments held by the Company are included in Note E and Note I.

      The following tables summarize the information at December 31, 2000 and March 31, 2001, associated with the Company’s financial and derivative financial instruments:

							Fair Value
December 31, 2000	2001	2002	2003	2004	Thereafter	Total	12/31/00

Liabilities

Long Term Debt Fixed Rate	$—	$26,511	$—	$92,820	$85,238	$204,569	$67,241

Average Interest Rate	6.691%	6.739%	6.794%	6.942%	7.250%

Derivative Financial Instruments
Gold Forward Sales — USD

Ounces	12,000	12,000	—	—	—	24,000	$847

Price Per Ounce	$316.51	$331.84	—	—	—
Gold Put Options Purchased — AUD (1)

Ounces	30,000	30,000	30,000	—	—	90,000	$2,424

Price Per Ounce	$597.00	$597.00	$597.00	—	—
Gold Call Options Sold — USD(2)

Ounces	—	—	—	—	56,000	56,000	$(870)

Price Per Ounce	$—	$—	$—	$—	$345.00

Foreign Currency Contracts Chile Peso — USD	$8,100	$—	$—	$—	$—	$8,100	$(125)

Exchange Rate (CLP to USD)	566.69	—	—	—	—

(1)	This derivative is held in Gasgoyne, which is an equity investment. Gasgoyne was sold by the Company in February 2001 and this contract was included as part of the sale. The put options purchased have a knock-out provision whereby the options will terminate if gold trades above AUD $541 (USD $300) per ounce prior to the exercise date.

(2)	The call options sold have a knock-out provision whereby the calls will terminate if gold trades below $300 per ounce after December 27, 2002.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE M — Financial Instruments — (Continued)

							Fair Value
March 31, 2001 (unaudited)	2001	2002	2003	2004	Thereafter	Total	3/31/01

Liabilities

Long Term Debt Fixed Rate	$—	$26,096	$—	$92,860	$80,198	$199,154	$74,909

Average Interest Rate	6.717%	6.782%	6.843%	7.190%	7.250%

Derivative Financial Instruments
Gold Forward Sales — USD

Ounces	9,000	12,000	—	—	—	21,000	$1,203

Price Per Ounce	$316.51	$318.28	$—	$—	$—
Gold Call Options Sold — USD

Ounces(1)	—	—	—	—	56,000	56,000	$(484)

Price Per Ounce	—	$—	$—	$—	$345.00
Foreign Currency Contracts

Chilean Peso’s	$5,400	$—	$—	$—	$—	$5,400	$(235)

Exchange Rate (Chilean Peso to USD)	$569.15	$—	$—	$—	$—

(1)	The call options sold have a knock-out provision whereby the calls for 56,000 ounces will terminate if gold trades below $300 per ounce after December 27, 2002.

      The table below summarizes, by contract, the contractual amounts of the Company’s forward exchange and forward metals contracts at December 31, 2000.

			March 31, 2001
	December 31, 2000		(unaudited)

	Forward	Unrealized	Forward	Unrealized
	Contracts	Gain (Loss)	Contracts	Gain (Loss)

Currency:

Chile	$8,100	$(125)	$5,400	$(235)

Forward Metal Sales(1)	$36,257	$4,970	$6,846	$1,203

(1)	Includes Gasgoyne forward contracts totaling $28,477 and unrealized gains of $3,776.

      For the years ended December 31, 1998, 1999, and 2000, the Company realized a gain (loss) from its foreign exchange programs of $(.5) million, $.1 million and $(1.0) million, respectively.

      The credit risk exposure related to all hedging activities is limited to the unrealized gains on outstanding contracts based on current market prices. To reduce counter-party credit exposure, the Company deals only with a group of large credit-worthy financial institutions, and limits credit exposure to each. In addition, to allow for situations where positions may need to be reversed, the Company deals only in markets that it considers highly liquid. The Company does not anticipate non-performance by any of these counter parties.

NOTE N — Segment Information

      Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision-making group is comprised of the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer.

      The operating segments are managed separately because each segment represents a distinct use of company resources and contribution to Company cash flows in its respective geographic area. The Company’s reportable operating segments include the Rochester, Coeur Silver Valley, Fachinal, and Petorca mining properties, Coeur Australia (50% owner of Gasgoyne Gold Mines NL, which was sold on February 7, 2001),

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE N — Segment Information — (Continued)

and exploration and development properties. All operating segments are engaged in the discovery and/ or mining of gold and silver and generate the majority of their revenues from the sale of these precious metals. Intersegment revenues consist of precious metals sales to the Company’s metals marketing division and are transferred at the market value of the respective metal on the date of transfer. The other segment includes the corporate headquarters, elimination of intersegment transactions and other items necessary to reconcile to consolidated amounts. Revenues in the other segment include sales through a wholly owned commodity marketing subsidiary, and are generated principally from interest received from the Company’s cash and investments that are not allocated to the operating segments. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies above. The Company evaluates performance and allocates resources based on profit or loss before interest, income taxes, depreciation and amortization, unusual and infrequent items, and extraordinary items.

      Revenues from gold sales were $55.7 million, $48.9 million, $43.5 million and $6.2 million in 1998, 1999, 2000 and for the period ended March 31, 2001(unaudited), respectively. Revenues from silver sales were $46.8 million, $43.7 million, $57.3 million and $12.9 million in 1998, 1999, 2000 and for the period ended March 31, 2001(unaudited), respectively.

Segment Reporting

					Exploration
				Coeur	and
	Rochester	Fachinal	Petorca	Australia	Development	Other	Total

December 31, 1998

Net sales and revenues to external customers	$(82)	$16,324	$9,436	$13,860	$(449)	$72,885	$111,974

Intersegment net sales and revenues	62,911	—	—	—	—	(62,911)	—

Total net sales and revenues	$62,829	$16,324	$9,436	$13,860	$(449)	$9,974	$111,974

Depreciation and amortization	$8,310	$12,028	$1,807	$7,060	$83	$1,723	$31,011

Interest income	17	91	31	54	43	9,263	9,499

Interest expense	—	65	218	—	—	13,379	13,662

Gain on forward sale contracts	—	—	—	—	—	1,167	1,167

Writedown of mine properties	—	(42,900)	(53,904)	—	(122,102)	(4,266)	(223,172)

Income tax (credit) expense	—	—	—	(53)	—	972	919

Losses from non-consolidated subsidiaries	—	—	—	(1,175)	—	(955)	(2,130)

Gain on early retirement of debt	—	—	—	—	—	12,158	12,158

Profit (loss)	33,080	(6,976)	(2,158)	1,120	(4,938)	1,890	22,018

Investments in non-consolidated subsidiaries	—	—	—	50,627	—	16,287	66,914

Segment assets(A)	86,362	32,915	4,845	193	23,070	11,573	158,958

Expenditures for property	6,903	2,801	1,843	—	18,654	185	30,386

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE N — Segment Information — (Continued)

		Coeur				Exploration
		Silver			Coeur	and
	Rochester	Valley	Fachinal	Petorca	Australia	Development	Other	Total

December 31, 1999

Net sales and revenues to external customers	$(119)	$4,960	$8,756	$9,086	$9,983	$(323)	$76,603	$108,946

Intersegment net sales and revenues	51,312	—	—	—	—	—	(51,312)	—

Total net sales and revenues	$51,193	$4,960	$8,756	$9,086	$9,983	$(323)	$25,291	$108,946

Depreciation and amortization	$9,539	$681	$5,025	$(1,020)	$4,490	$364	$2,929	$22,008

Interest income	—	—	66	20	65	13	5,444	5,608

Interest expense	—	—	32	27	—	—	16,349	16,408

Gain on Cyprus Settlement	—	—	—	—	—	—	21,140	21,140

Loss on metal hedging	—	—	—	—	—	—	(4,302)	(4,302)

Writedown of mine property	—	—	—	—	(16,193)	—	(2,492)	(18,685)

Income tax (credit) expense	—	(11)	—	—	23	—	320	332

Earnings (losses) from non- consolidated subsidiary	—	—	—	—	(1,180)	—	84	(1,096)

Gain on early retirement Of debt	—	—	—	—	—	—	3,990	3,990

Profit (loss)	18,993	(276)	(3,023)	(556)	203	(4,784)	(2,529)	8,028

Investments in non-consolidated subsidiary	—	—	—	—	29,008	—	—	29,008

Segment assets(A)	89,110	24,438	29,386	3,374	1,818	49,880	8,271	206,277

Expenditures for property	3,815	947	1,355	300	—	7,958	560	14,935

		Coeur				Exploration
		Silver			Coeur	And
	Rochester	Valley	Fachinal	Petorca	Australia	Development	Other	Total

December 31, 2000

Net sales and revenues to external customers	$25	$17,202	$9,756	$6,566	$9,337	—	$58,320	$101,206

Intersegment net sales and revenues	51,938	—	—	—	—	—	(51,938)	—

Total net sales and revenues	$51,963	$17,202	$9,756	$6,566	$9,337	—	$6,382	$101,206

Depreciation and amortization	14,815	2,735	5,138	235	2,260	19	1,481	26,683

Interest income	—	—	22	6	172	—	4,207	4,407

Interest expense	—	—	14	(3)	—	—	16,988	16,999

Gain on metal hedging	—	—	—	—	—	—	3,970	3,970

Writedown of mine property	—	—	(411)	—	(12,207)	—	(2,372)	(14,990)

Income tax expense	—	1	—	—	75	—	272	348

Earnings from non-consolidated Subsidiary	—	—	—	—	1,103	—	—	1,103

Gain on early retirement Of debt	—	—	—	—	—	—	16,136	16,136

Profit (loss)	13,506	615	(6,328)	(1,837)	1,930	(1,282)	(11,304)	(4,700)

Investments in non-consolidated subsidiary	—	—	—	—	15,264	—	—	15,264

Segment assets(A)	81,130	28,282	24,882	2,769	429	57,921		195,413

Expenditures for property	2,169	6,363	2,636	662	—	1,823	—	13,653

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE N — Segment Information — (Continued)

		Coeur			Exploration
		Silver			and
	Rochester	Valley	Fachinal	Petorca	Development	Other	Total

March 31, 2000 (unaudited)

Total net sales and revenues	$12,036	$3,577	$188	$586	$73	$1,444	$17,904

Depreciation and amortization	3,507	572	1,256	53	21	899	6,308

Interest income	—	—	(5)	(2)	(8)	(1,359)	(1,374)

Interest expense	—	—	—	—	—	3,956	3,956

Income tax (credit) expense	—	1	—	—	—	99	100

Earnings (losses) from non-consolidated affiliates	—	—	—	—	—	482	482

Gain on early retirement of debt	—	—	—	—	—	87	87

Profit (loss)	3,167	(882)	(242)	(471)	(1,551)	421	442

Investments in non-consolidated affiliates	—	—	—	—	—	28,892	28,892

Segment assets(A)	87,369	23,591	30,165	2,656	20,087	41,633	205,501

Capital expenditures for property	294	974	1,324	49	—	1,306	3,947

March 31, 2001 (unaudited)

Total net sales and revenues	$13,012	$4,456	$(54)	$870	$—	$(262)	$18,022

Depreciation and amortization	2,675	703	—	133	5	331	3,847

Interest income	—	—	(1)	(2)	—	(529)	(532)

Interest expense	—	—	575	—	—	3,169	3,744

Other Expense	—	131	69	—	—	17	217

Income tax (credit) expense	—	1	—	—	—	—	1

Gain on early retirement of debt	—	—	—	—	—	3,181	3,181

Profit (loss)	1,531	(5)	(77)	(490)	(301)	(4,478)	(3,820)

Segment assets(A)	77,672	27,944	23,895	3,573	67	59,302	192,453

Capital expenditures for property	166	757	672	—	15	367	1,977

Note (A):	Segment assets consist of receivables, prepaids, inventories, property, plant and equipment, and mining properties

Segment Reporting

	December 31,			March 31,

	1998	1999	2000	2000	2001

				(unaudited)

Profit(loss)

Total profit or loss for reportable segments	$22,018	$8,028	$(4,700)	$442	$(3,820)

Gain (loss) on legal settlements	—	21,140	(4,200)	—	—

Gain (loss) on metal hedging	—	(4,303)	3,971	—	—

Depreciation and amortization	(30,677)	(21,753)	(26,683)	(6,308)	(3,847)

Interest expense	(13,662)	(16,408)	(16,999)	(3,956)	(3,744)

Writedown of mine property and other	(223,172)	(18,685)	(14,990)	—	163

Loss before income taxes	$(245,493)	$(31,981)	$(63,601)	$(9,822)	$(11,248)

Assets

Total assets for reportable segments	$158,958	$206,277	$195,413	$205,501	$192,453

Cash and cash equivalents	127,335	86,935	35,227	80,855	45,468

Short-term investments	1,753	22,978	18,344	13,652	14,375

Other assets	77,934	37,857	22,393	37,420	6,781

Total consolidated assets	$365,980	$354,047	$271,377	$337,428	$259,077

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE N — Segment Information — (Continued)

Segment Reporting		Mining
Geographic Information	Revenues	Properties

(In thousands)

December 31, 1998:

United States	$72,326	$73,153

Chile	25,802	25,291

Australia	13,860	—

New Zealand	—	5,178

Other Foreign Countries	(14)	14

Total	$111,974	$103,636

December 31, 1999:

United States	$60,297	$94,356

Chile	17,521	22,356

Australia	9,983	—

New Zealand	21,146	855

Other Foreign Countries	(1)	19,565

Total	$108,946	$137,132

December 31, 2000:

United States	$75,875	$90,384

Chile	15,989	20,890

Australia	9,337	—

New Zealand	5	569

Bolivia	—	18,873

Other Foreign Countries	—	8

Total	$101,206	$130,724

		Long-Lived
	Revenues	Assets

March 31, 2000(unaudited):

United States	$14,881	$93,165

Chile	845	22,570

Bolivia	—	19,564

Other Foreign Countries	2,178	691

Consolidated Total	$17,904	$135,990

March 31, 2001(unaudited):

United States	$18,311	$88,795

Chile	35	21,417

Bolivia	—	18,881

Other Foreign Countries	(324)	530

Consolidated Total	$18,022	$129,623

Revenues are geographically separated based upon the country in which operations and the underlying assets generating those revenues reside.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE O — Litigation

Federal Natural Resources Action

      On March 22, 1996, an action was filed in the United States District Court for the District of Idaho by the United States against various defendants, including the Company, asserting claims under CERCLA and the Clean Water Act for alleged damages to federal natural resources in the Coeur d’Alene River Basin of Northern Idaho as a result of alleged releases of hazardous substances from mining activities conducted in the area since the late 1800s.

      On March 16, 2001, the Company and representatives of the U.S. Government, including the Environmental Protection Agency, the Department of Interior and the Department of Agriculture, reached an agreement in principle to settle the lawsuit, which represents the only suit in which the Company has been named a party. Effectiveness of the settlement and related dismissal of the lawsuit against the Company is subject to final Justice Department and Court approval. Pursuant to the terms of the proposed settlement, the Company will pay the U.S. Government a total of approximately $3.9 million, of which $3.3 million will be paid within 15 days after effectiveness of the settlement and the remaining $.6 million will be paid within 45 days after effectiveness of the settlement. In addition, the Company will (i) pay the United States 50% of any future recoveries from insurance companies for claims for defense and indemnification coverage under general liability insurance policies in excess of $600,000, (ii) accomplish certain cleanup work on the Mineral Point property (i.e., the former Coeur Mine site) and Calladay property, and (iii) make available certain real property to be used as a waste repository. Finally, commencing five years after effectiveness of the settlement, the Company will be obligated to pay net smelter royalties on its operating properties, up to a maximum of $3 million, amounting to a 2% net smelter royalty on silver production if the price of silver exceeds $6.50 per ounce, and a $5.00 per ounce net smelter royalty on gold production if the price of gold exceeds $325 per ounce. The royalty would run for 15 years commencing five years after effectiveness of the settlement. When the settlement agreement becomes effective, the Court will issue a consent decree dismissing the action against the Company.

      As a result of the settlement, the Company has recorded a charge to other expense of $4.2 million in the fourth quarter of 2000 which includes $3.9 million of settlement payments, the land transfer expenses and related legal fees.

  Lawsuit to Recover Inventory

      During the first quarter of 2000, Handy and Harmon Refining Group, Inc., to which the Rochester Mine had historically sent approximately 50% of its doré, filed for Chapter 11 bankruptcy. The Company had an inventory at the refinery of approximately 67,000 ounces of silver and 5,000 ounces of gold that has been delivered to certain creditors of Handy and Harmon. The doré inventory has a cost basis of $1.8 million. On February 27, 2001, the Company commenced a lawsuit against Handy and Harmon and certain others in the U.S. Bankruptcy Court for the District of Connecticut seeking recovery of the metals and/or damages. Although the Company believes it has a basis for full recovery, it is premature to predict the outcome of the lawsuit.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE P — Summary of Quarterly Financial Data (Unaudited)

      The following table sets forth a summary of the quarterly results of operations for the years ended December 31, 1999 and 2000:

	First	Second	Third			Fourth
	Quarter	Quarter	Quarter			Quarter (b)(c)(d)(e)

	(In Thousands — Except Per Share Data)

December 31, 1999

Net revenues	$19,344	$21,675	$38,439(f	)		$29,488

Net income (loss) before extraordinary gain	$(7,273)	$(6,979)	$7,020			$(25,081	)(c)

Net income (loss)	$(7,273)	$(6,979)	$9,610	(g	)	$(23,681	)(c)(g)

Net income (loss) attributable to common shareholders	$(9,906)	$(9,612)	$6,977			$(26,314	)(c)

Basic and diluted net income (loss) per share before extraordinary gain	$(.45)	$(.44)	$.18			$(.95)

Basic and diluted net income (loss) per share attributable to common shareholders	$(.45)	$(.44)	$.29			$(.90)

December 31, 2000

Net revenues	$17,904	$29,488	$29,724			$24,090

Net loss before extraordinary gain	$(9,922)	$(11,573)	$(8,558)			$(33,896	)(c)

Net loss(a)	$(9,835)	$(10,462)	$(8,456)			$(19,060	)(c)

Net loss attributable to common shareholders(a)	$(12,015)	$(10,462)	$(8,456)			$(19,060	)(c)

Basic and diluted net loss per share before extraordinary gain	$(.39)	$(.31)	$(.23)			$(.91)

Basic and diluted net loss per share attributable to common shareholders(a)	$(.39)	$(.28)	$(.23)			$(.51)

(a)	Includes extraordinary gain on early retirement of debt of approximately $1.0 million in the first quarter 2000, approximately $1.1 million in the second quarter 2000, approximately $1.0 million in the third quarter 2000, and approximately $14.8 million in the fourth quarter 2000.

(b)	Includes realized loss on other than temporary impairment of available for sale securities of $2.3 million in the fourth quarter 2000.

(c)	Includes writedown of mining properties of approximately $16.2 million and $12.2 million in the fourth quarters of 1999 and 2000, respectively, and $4.2 million expense for settlement of a legal suit in the fourth quarter of 2000.

(d)	Includes mark-to-market gain (loss) of $1.6 million in the first quarter of 2000, ($.5) million in the second quarter of 2000, $2.1 million in the third quarter of 2000, and $.9 million in the fourth quarter of 2000, on written call options.

(e)	Included mark-to-market gain (loss) of ($5.8) and $1.5 million in the third and fourth quarter of 1999, respectively, on written call options.

(f)	Includes the receipt of $21.1 million in settlement of the Cyprus litigation suit.

(g)	Includes extraordinary gain on early retirement of debt of approximately $2.6 million in the third quarter 1999, and approximately $1.4 million in the fourth quarter 1999.

The exchange agent:

For registered 6% debentures, 6  3/8% debentures and 7  1/4% debentures

By Hand or Overnight Courier: The Bank of New York 101 Barclay Street New York, New York 10286 Attention: Securities Processing Windows Reorganizations, Floor 7-E	By Registered or Certified Mail: The Bank of New York 101 Barclay Street New York, New York 10286 Attention: Diane Amoroso Reorganizations, Floor 7-E

By Facsimile Transmission:

(212) 815-6339

Confirm by Telephone:

(212) 815-3738

For bearer 6% debentures

By Mail, Overnight Delivery or Hand Delivery:

The Bank of New York
30 Cannon Street
London EC4M 6XH
England
Attention: Huriye Davey
Telephone 44-207-964-6582
Attention: Julie McCarthy
Telephone 44-207-964-6513
Fax 44-207-964-6369

The information agent for the exchange offer:

(for individuals and institutions)

United States	Europe

D.F. King & Co., Inc. 77 Water Street, 20th Floor New York, New York 10005 Banks and Brokers Call Collect: (212) 269-5550 All Others Call Toll Free: (800) 755-7250	D.F. King (Europe) Limited 2nd Floor, 2 London Wall Buildings London EC2M 5PP England Tel: 44-207-920-9700 (Collect)

      Any questions or requests for assistance or additional copies of this prospectus and the letter of transmittal may be directed to the information agent at its telephone number and location set forth above. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the exchange offer.

The dealer manager for the exchange offer:

(for institutions and broker-dealers only)

ROBERTSON STEPHENS

555 California Street, Suite 2600
San Francisco, CA 94104
(800) 234-2663
Attention: Convertible Securities Desk